

07025936


HOME
RETAIL
GROUP

Our ref: Secretariat/MW

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

Home Retail Group plc
Avebury
489-499 Avebury Boulevard
Milton Keynes
MK9 2NW

Tel: 0845 124 0044
Fax: 01908 692 301

3 August 2007

Dear Sir or Madam,

Re: Home Retail Group plc – Electronic Publication of Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (Exemption file number 082-35062)

The following information is being furnished to the Securities and Exchange Commission (the "**Commission**") on behalf of Home Retail Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**HRG**"), in order to avail HRG of Rule 12g3-2(f) of the Securities Exchange Act of 1934 (the "**Exchange Act**") which permits foreign private issuers who are Rule 12g3-2(b) filers to publish the information required by Rule 12g3-2(b)(1)(iii) on either their Internet Web site or through an electronic information delivery system generally available to the public in their primary trading markets, rather than submitting the materials in paper to the Commission.

HRG previously filed an application with the Commission on August 18, 2006 to establish an exemption from Section 12(g) of the Exchange Act afforded to foreign private issuers under Rule 12g3-2(b).

Accordingly, HRG does hereby amend its application for exemption under Rule 12g3-2(b) pursuant to Rule 12g3-2(f), to provide the Commission with the address of its website, http://www.homeretailgroup.com, where it intends to publish information electronically as set forth in the attached Annex A.

Information available on HRG web site

Enclosed, as Annex A, is an index of information that HRG is required to make public, file or distribute to shareholders in compliance with English law and applicable requirements imposed by the FSA and the LSE which indicates (i) those documents and communications which will be made available on the Company's website and (ii) those documents and communications which will continue to be submitted by way of "paper copy".

Registered office:
Avebury, 489-499 Avebury Boulevard,
Milton Keynes MK9 2NW
Registered in London No. 5863533

Paper copies of the following documents are now enclosed:

- Memorandum & Articles of Association
- Notice of Annual General Meeting and associated documents
- 2007 Annual Return
- Directors' Service Contracts

Yours sincerely



M. H. A. Willis
Asst. Group Company Secretary

Encs.

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

HOME RETAIL GROUP PLC[1]

1 The Company's name is Home Retail Group plc.

2 The Company is to be a public company.

3 The Company's registered office is to be situate in England and Wales.

4 [2]The Company's objects are:-

4.1 To carry on the business of retail and wholesale dealers and general merchants, selling and disposing of watches, clocks, and every kind and description of jewellery and fancy goods, ladies' and gentlemen's clothing, waterproof garments, boots, shoes, gloves, hats and every description of hosiery, drapery and kindred sundries connected with the drapery trade, bags, trunks, cases constructed of leather, wood, cane, fibre or any other materials, household furniture, household utensils, ironmongery, bedding, carpets, rugs, linoleum, pictures, cutlery, crockery, musical instruments, ornaments and household linen, sports outfits, games, toys, children's carriages, office and warehouse furniture, dress pieces and woollen cloths, machinery, plant and equipment of all descriptions and component parts thereof, forkings, castings, tools, implements and apparatus, or any other business which may seem to the Company capable of being conveniently carried on in connection with the above or calculated directly or indirectly to enhance the value of or render more profitable any of the Company's property.

4.2 To carry on the business of cash and carry traders, proprietors of supermarkets, multiple stores, shops and other establishments for the sale of goods, food and provisions and to manufacture, market and promote the sale of any class of goods, materials or produce of any description, and as warehousemen, general merchants and storekeepers, and as a general commercial company.

4.3 To carry on the business of exporting, importing or distribution of goods, merchandise, produce and materials of all kinds, whether manufactured or not, to carry on the business as experts, specialists and consultants in sales promotion, advertising, public relations activities in all their various forms, and to act as agents and brokers, and undertake agency work of any kind for manufacturers, merchants and tradesmen.

4.4 To carry on the business of a holding company in all its branches and for that purpose to acquire and hold either in the name of the Company, or in that of any nominee or trustee, shares, stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company, corporation or undertaking wherever incorporated or carrying on

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[1] The name of the Company was on 13th July 2006 changed from Hackplimco (No.116) Public Limited Company. The name of the Company was on 12th September 2006 changed from ARG Holdings (UK) plc.

[2] As altered by Written Resolution passed on 19th July 2006.

business and to co-ordinate the policy management and administration of any companies, corporations or undertakings in which the Company is a member or participant or which are controlled by or associated with the Company in any manner.

4.5 To carry on any other business or activity of any nature whatsoever which may seem to the Directors to be capable of being conveniently or advantageously carried on in connection or conjunction with any business of the Company hereinbefore or hereinafter authorised or to be expedient with a view directly or indirectly to enhancing the value of or to rendering profitable or more profitable any of the Company's assets or utilising its skills, know-how or expertise.

4.6 To subscribe, underwrite, purchase, or otherwise acquire, and to hold, dispose of, and deal with, any shares or other securities or investments of any nature whatsoever, and any options or rights in respect thereof or interests therein, and to buy and sell foreign exchange.

4.7 To draw, make, accept, endorse, discount, negotiate, execute and issue, and to buy, sell and deal with bills of exchange, promissory notes, and other negotiable or transferable instruments or securities.

4.8 To purchase, or otherwise acquire for any estate or interest any property (real or personal) or assets or any concessions, licences, grants, patents, trade marks, copyrights or other exclusive or non-exclusive rights of any kind and to hold, develop and turn to account and deal with the same in such manner as may be thought fit and to make experiments and tests and to carry on all kinds of research work.

4.9 To build, construct, alter, remove, replace, equip, execute, carry out, improve, work, develop, administer, maintain, manage or control buildings, structures or facilities of all kinds, whether for the purposes of the Company or for sale, letting or hire to or in return for any consideration from any company, firm or person, and to contribute to or assist in or carry out any part of any such operation.

4.10 To amalgamate or enter into partnership or any joint venture or profit/loss-sharing arrangement or other association with any company, firm, person or body.

4.11 To purchase or otherwise acquire and undertake all or any part of the business, property and liabilities of any company, firm, person or body carrying on any business which the Company is authorised to carry on or possessed of any property suitable for the purposes of the Company.

4.12 To promote, or join in the promotion of, any company, whether or not having objects similar to those of the Company.

4.13 To borrow and raise money and to secure or discharge any debt or obligation of or binding on the Company in such manner as may be thought fit and in particular by mortgage and charges upon all or any part of the undertaking, property and assets (present and future) and the uncalled capital of the Company, or by the creation and issue of debentures, debenture stock or other securities of any description.

4.14 To advance, lend or deposit money or give credit to or with any company, firm or person on such terms as may be thought fit and with or without security.

4.15 To guarantee or give indemnities or provide security, whether by personal covenant or by mortgage or charge upon all or any part of the undertaking, property and assets (present and future) and the uncalled capital of the Company, or by all or any such methods, for the performance of any contracts or obligations, and the payment of capital or principal (together with any premium) and dividends or interest on any shares, debentures or other securities, of any person, firm or company including (without limiting the generality of the foregoing) any

company which is for the time being a holding company of the Company or another subsidiary of any such holding company or is associated with the Company in business.

4.16 To issue any securities which the Company has power to issue for any other purpose by way of security or indemnity or in satisfaction of any liability undertaken or agreed to be undertaken by the Company.

4.17 To sell, lease, grant licences, easements and other rights over, and in any other manner deal with or dispose of, the undertaking, property, assets, rights and effects of the Company or any part thereof for such consideration as may be thought fit, and in particular for shares or other securities, whether fully or partly paid up.

4.18 To procure the registration, recognition or incorporation of the Company in or under the laws of any territory outside England.

4.19 To subscribe or guarantee money for any national, charitable, benevolent, public, general or useful object or for any purpose which may be considered likely directly or indirectly to further the interests of the Company or of its members.

4.20

(i) To establish and maintain or contribute to any pension or superannuation funds for the benefit of, and to give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any individuals who are or were at any time in the employment or service of the Company or of any associated company, or who are or were at any time directors or officers of the Company or of any associated company, and the wives, widows, families and dependants of any such individuals; to establish and subsidise or subscribe to any institutions, associations, clubs or funds which may be considered likely to benefit any such persons or to further the interests of the Company or of any associated company; and to make payments for or towards the insurance of any such persons.

(ii) To establish and maintain, and to lend or contribute to, any scheme for encouraging or facilitating the holding of shares or debentures or other securities in the Company or any associated company by or for the benefit of its employees or former employees, or those of any associated company, or by or for the benefit of such other persons as may for the time being be permitted by law, or any scheme for sharing profits with its employees or those of its associated companies, and (so far as for the time being permitted by law) to lend money to employees of the Company or of any associated company with a view to enabling them to acquire shares in the Company or any associated company.

(iii) (a) To purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers or employees or auditors of the Company, or of any associated company, or who are or were at any time trustees of any pension fund or employees' share scheme in which any employees of the Company or of any associated company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to the Company or associated company or pension fund or employees' share scheme; to such extent as may be permitted by law; (b) otherwise to indemnify any such person against or from any such liability; and (c) (i) to provide a Director with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with any

application under those provisions of the Companies Act 1985 referred to in Section 337A(2) of that Act and (ii) to do anything to enable a Director to avoid incurring such expenditure.

(iv) In this paragraph 4.20:

(a) an "associated company" is any company (i) which is the Company's holding company or (ii) in which the Company or its holding company or any of the predecessors of the Company or of such holding company has any interest whether direct or indirect or (iii) which is in any way allied to or associated with the Company or its holding company or any of the predecessors of the Company or of such holding company, or (iv) which is a subsidiary undertaking of any other associated company; and

(b) "holding company" and "subsidiary undertaking" have the same meanings as in the Companies Act 1985 as amended by the Companies Act 1989.

4.21 To distribute among members of the Company *in specie* or otherwise, by way of dividend or bonus or by way of reduction of capital, all or any of the property or assets of the Company, or any proceeds of sale or other disposal of any property or assets of the Company, with and subject to any incident authorised and consent required by law.

4.22 To do all or any of the things and matters aforesaid in any part of the world, and either as principals, agents, contractors, trustees or otherwise, and by or through trustees, agents, subsidiary companies or otherwise, and either alone or in conjunction with others.

4.23 To do all such other things as may be considered to be incidental or conducive to any of the above objects.

And it is hereby declared that the objects of the Company as specified in each of the foregoing paragraphs of this Clause (except only if and so far as otherwise expressly provided in any paragraph) shall be separate and distinct objects of the Company and shall not be in any way limited by reference to any other paragraph or the order in which the same occur or the name of the Company.

5 The liability of the members is limited.

6 The Company's share capital is £6,600,050,000 divided into 2,000,000,000 Ordinary Shares of £3.30 each and 2 Redeemable Preference Shares of £25,000 each.[3]

[3] By a Special Resolution passed on 11th September 2006 and sanctioned by Court Order (taking effect on 12 October 2006) the Company's share capital was reduced to £200,050,000, divided into 2,000,000,000 Ordinary Shares of £0.10 each and 2 Redeemable preference shares of £25,000 each. The 2 Redeemable Preferences Shares were redeemed on 26th February 2007 and, pursuant to Article 8.2.5 of the Articles, the nominal amount of such Redeemable Preference Shares comprised in the authorised share capital was sub-divided and converted into Ordinary Shares of £0.10 each.

We, the Subscribers to this Memorandum of Association wish to be formed into a Company pursuant to this Memorandum; and we agree to take the number of Shares shown opposite our respective names.

Names and Addresses of Subscribers		Number of Shares taken by each Subscriber
1	Nicholas Rumsby One Silk Street London EC2Y 8HQ	One
2	Iain Fenn One Silk Street London EC2Y 8HQ	One
	Total Shares Taken:	**Two**

DATED: 30 June 2006

Witness to the above Signatures:-

Jay Verjee

One Silk Street
London
EC2Y 8HQ

No. 5863533

The Companies Acts 1985 to 2006

Public Company Limited by Shares

ARTICLES OF ASSOCIATION

adopted by Special Resolution passed on 11 September 2006 and amended by Special Resolution passed on 3 July 2007[1]

of

HOME RETAIL GROUP PLC

(incorporated on 30 June 2006)

Linklaters

One Silk Street
London EC2Y 8HQ

Telephone (44-20) 7456 2000

Facsimile (44-20) 7456 2222

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[1] Articles 2, 5.2, 7, 9.2, 9.3, 9.5, 63.2, 63.7, 67, 84, 96.3, 123.2, 127, 133, 134, 135, 137 and 140 (as renumbered) amended by Special Resolution dated 3 July 2007, new Articles 130, 131 and 132 substituted for existing Articles 130, 131 and 132 by Special Resolution dated 3 July 2007 and Article 136 deleted and the following Articles renumbered accordingly by Special Resolution dated 3 July 2007.

The Companies Acts 1985 to 2006

Company Limited by Shares

Articles of Association

adopted by Special Resolution passed on 11 September 2006 and amended by Special Resolution passed on 3 July 2007

of

Home Retail Group plc

Preliminary

1 Table A not to apply

The regulations in Table A in The Companies (Tables A to F) Regulations 1985 shall not apply to the Company.

2 Interpretation

In these Articles (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

"Admission"	The admission of the Ordinary Shares to the Official List maintained by the Financial Services Authority, and to trading on the London Stock Exchange's market for listed securities, on or around 11 October 2006.
"these Articles"	These Articles of Association as from time to time altered.
"Company Communications Provisions"	Shall have the same meaning as in the Companies Acts.
"CREST Regulations"	The Uncertificated Securities Regulations 2001.
"Financial Services Authority"	The Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000.
"London Stock Exchange"	London Stock Exchange plc.
"month"	Calendar month.
"Office"	The registered office of the Company for the time being.

"**Operator**"	CRESTCo Limited or such other person as may for the time being be approved by H.M. Treasury as Operator under the CREST Regulations.
"**Operator-instruction**"	A properly authenticated dematerialised instruction attributable to the Operator.
"**paid**"	Paid or credited as paid.
"**participating security**"	A security title to units of which is permitted by the Operator to be transferred by means of a relevant system.
"**Procedural Resolution**"	A resolution at a shareholders' meeting which in the opinion of the chairman is of a procedural nature (such as a resolution on the choice of a chairman of the meeting, a resolution to adjourn the meeting or a resolution to correct an obvious error in a Substantive Resolution).
"**Register**"	The register of members of the Company.
"**relevant system**"	A computer-based system, and procedures, which enable title to units of a security to be evidenced and transferred without a written instrument pursuant to the CREST Regulations.
"**Seal**"	The Common Seal of the Company.
"**Securities Seal**"	An official seal kept by the Company for sealing securities issued by the Company, or for sealing documents creating or evidencing securities so issued, as permitted by the Companies Acts.
"**Statutes**"	The Companies Acts, the CREST Regulations and every other statute (to the extent the same is in force) concerning companies and affecting the Company.
"**Substantive Resolution**"	Any resolution at a shareholders' meeting, other than a Procedural Resolution.
"**Transfer Office**"	The place where the Register is situated for the time being.
"**United Kingdom**"	The United Kingdom of Great Britain and Northern Ireland.
"**in writing**"	Written or produced by any substitute for writing (including anything in electronic form or partly one and partly another).
"**year**"	Calendar year.

The expressions "**debenture**" and "**debenture holder**" shall respectively include "debenture stock" and "debenture stockholder".

The expressions "**recognised clearing house**" and "**recognised investment exchange**" shall mean any clearing house or investment exchange (as the case may be) granted recognition under the Financial Services and Markets Act 2000.

The expression "**Secretary**" shall include any person appointed by the Directors to perform any of the duties of the Secretary including, but not limited to, a joint, assistant or deputy Secretary.

The expression "**officer**" shall include a Director, manager and the Secretary, but shall not include an auditor or a liquidator.

The expression "**shareholders' meeting**" shall include both a General Meeting and a meeting of the holders of any class of shares of the Company.

All such of the provisions of these Articles as are applicable to paid-up shares shall apply to stock, and the words "**share**" and "**shareholder**" shall be construed accordingly.

The expressions "**hard copy form**", "**electronic form**" and "**electronic means**" shall have the same respective meanings as in the Company Communications Provisions.

The expression "**Companies Acts**" shall have the meaning given thereto by Section 2 of the Companies Act 2006 but shall only extend to provisions which are in force at the relevant date.

The expression **"address"** includes any number or address (including, in the case of any Uncertificated Proxy Instruction permitted under Article 68, an identification number of a participant in the relevant system) used for the purposes of sending or receiving notices, documents or information by electronic means and/or by means of a website.

Except where the context otherwise requires, any reference to issued shares of any class (whether of the Company or of any other company) shall not include any shares of that class held as treasury shares.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include bodies corporate and unincorporated associations.

References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force (whether coming into force before or after the adoption of these Articles).

References to a share (or to a holding of shares) being in certificated or uncertificated form are references, respectively, to that share being a certificated or an uncertificated unit of a security for the purposes of the CREST Regulations.

Subject as aforesaid any words or expressions defined in the Companies Acts shall (if not inconsistent with the subject or context) bear the same meanings in these Articles.

A Special or Extraordinary Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these Articles.

Share Capital

3 Amount of share capital

The share capital of the Company at the date of the adoption of these Articles is £6,600,050,000 divided into 2,000,000,000 Ordinary Shares of £3.30 each and two Redeemable Preference Shares of £25,000 each.

4 Increase of share capital

The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe. All new shares shall be subject to the provisions of the Statutes and of these Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

5 Consolidation, subdivision and cancellation

5.1 The Company may by Ordinary Resolution:

(a) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(b) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(c) subdivide its shares, or any of them, into shares of a smaller amount than is fixed by the Memorandum of Association or these Articles (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

5.2 Whenever as a result of a consolidation or subdivision of shares any members would become entitled to fractions of a share, the Directors may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those members, and the Directors may authorise some person to transfer the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale. So far as the Statutes allow, the Directors may treat shares of a member in certificated form and in uncertificated form as separate holdings in giving effect to subdivisions and/or consolidations and may cause any shares arising on consolidation or subdivision and representing fractional entitlements to be entered in the Register as shares in certificated form where this is desirable to facilitate the sale thereof.

6 Purchase of own shares

6.1 Subject to the provisions of the Statutes, the Company may purchase, or may enter into a contract under which it will or may purchase, any of its own shares of any class (including any redeemable shares) but so that if there shall be in issue any shares which are admitted to the official list maintained by the Financial Services Authority and which are convertible into equity share capital of the Company of the class proposed to be purchased, then the Company shall not purchase, or enter into a contract under which it will or may purchase, such equity shares unless either:

(a) the terms of issue of such convertible shares include provisions permitting the Company to purchase its own equity shares or providing for adjustment to the conversion terms upon such a purchase; or

(b) the purchase, or the contract, has first been approved by an Extraordinary Resolution passed at a separate meeting of the holders of such convertible shares.

6.2 The Company may not exercise any right in respect of treasury shares held by it, including any right to attend or vote at meetings, to participate in any offer by the Company to shareholders or to receive any distribution (including in a winding-up), but without prejudice to its right to sell the treasury shares, to transfer the shares for the purposes of or pursuant to an employees' share scheme, to receive an allotment of shares as fully paid bonus shares in respect of the treasury shares or to receive any amount payable on redemption of any redeemable treasury shares.

7 Reduction of capital

Subject to the provisions of the Statutes, the Company may by Special Resolution reduce its share capital, share premium account, capital redemption reserve or other undistributable reserve in any way.

Shares

8 Rights attaching to shares on issue

8.1 Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination, as the Directors may determine) and subject to the provisions of the Statutes the Company may issue any shares which are, or at the option of the Company or the holder are liable, to be redeemed.

8.2 The rights attaching to the Redeemable Preference Shares shall be as follows:

8.2.1 the Redeemable Preference Shares shall carry no rights to receive any of the profits of the Company available for distribution by way of dividend or otherwise;

8.2.2 if there is a return of capital on winding-up or otherwise the assets of the Company available for distribution among the members shall be applied first in repaying in full the holders of the Redeemable Preference Shares the amount paid up on such shares;

8.2.3 except as provided above the Redeemable Preference Shares shall not carry any right to participate in profits or assets of the Company;

8.2.4 subject to the provisions of the Act, the Company may redeem the Redeemable Preference Shares at their nominal amount at any time specified by either the Directors or the holders of the Redeemable Preference Shares provided always that if the Company shall at any time be unable in compliance with the provisions of the Act to redeem the Redeemable Preference Shares on the date specified by the

Directors of the Company or by the holders of the Redeemable Preference Shares then the Company shall redeem such shares as soon as it is able to comply with such provisions of the Act;

8.2.5 on the redemption of any Redeemable Preference Shares the nominal amount of such Redeemable Preference Shares comprised in the authorised share capital of the Company shall thereafter be sub-divided and converted into Ordinary Shares without any further resolution or consent;

8.2.6 subject to the provisions of the Act, any notice of redemption served shall specify the date fixed for redemption and upon such date the holders of the Redeemable Preference Shares shall be bound to present the certificate in respect thereof in order that the same may be cancelled. Upon such delivery the Company shall pay to such holders the amount due to them in respect of such redemption; and

8.2.7 the holders of the Redeemable Preference Shares shall not be entitled to receive notice of, or attend and vote at, any General Meeting of the Company unless a resolution is to be proposed:

(i) to wind up the Company; or

(ii) which varies, modifies, alters or abrogates any of the rights attaching to the Redeemable Preference Shares.

9 Directors' power to allot securities and to sell treasury shares

9.1 Subject to the provisions of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company in General Meeting passed pursuant thereto, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

9.2 The Directors shall be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Acts to exercise for each Allotment Period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 Amount.

9.3 During each Allotment Period the Directors shall be empowered to allot equity securities wholly for cash pursuant to and within the terms of the authority in paragraph 9.2 above and to sell treasury shares wholly for cash:

(a) in connection with a Rights Issue; and

(b) otherwise than in connection with a Rights Issue, up to an aggregate nominal amount equal to the Section 89 Amount,

as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment or sale.

9.4 By such authority and power the Directors may, during the Allotment Period, make offers or agreements which would or might require securities to be allotted or sold after the expiry of such period.

9.5 For the purposes of this Article:

(a) "**Allotment Period**" means the period ending on the earlier of the Company's first Annual General Meeting and 10 December 2007, whichever is the earlier, or any

other period (not exceeding 15 months on any occasion) for which the authority conferred by paragraph 9.2 above is renewed by Resolution of the Company in General Meeting stating the Section 80 Amount for such period;

(b) the "**Section 80 Amount**" shall for each Allotment Period be that stated in the relevant Resolution renewing the authority conferred by paragraph 9.2 above for such period or, in either case, any increased amount fixed by Resolution of the Company in General Meeting;

(c) the "**Section 89 Amount**" shall for each Allotment Period be that stated in the relevant Special Resolution renewing the power conferred by paragraph 9.3 above for such period or, in either case, any increased amount fixed by Special Resolution;

(d) "**Rights Issue**" means an offer of equity securities open for acceptance for a period fixed by the Directors to (i) holders (other than the Company) on the Register on a record date fixed by the Directors of Ordinary Shares in proportion to their respective holdings (for which purpose holdings in certificated and uncertificated form may be treated as separate holdings) and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but subject in both cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory; and

(e) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or to convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

10 Commissions on issue of shares

The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful.

11 Renunciation of allotment

The Directors may at any time after the allotment of any share but before any person has been entered in the Register as the holder:

(a) recognise a renunciation thereof by the allottee in favour of some other person and accord to any allottee of a share a right to effect such renunciation; and/or

(b) allow the rights represented thereby to be one or more participating securities,

in each case upon and subject to such terms and conditions as the Directors may think fit to impose.

12 Trust etc. interests not recognised

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in

any fractional part of a share, or (except only as by these Articles or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the holder.

Share Certificates

13 Issue of share certificates

Every person (except a person to whom the Company is not required by law to issue a certificate) whose name is entered in the Register in respect of shares in certificated form shall upon the issue or transfer to him of such shares be entitled without payment to a certificate therefor (in the case of issue) within one month (or such longer period as the terms of issue shall provide) after allotment or (in the case of a transfer of fully-paid shares) within five business days after lodgment of the transfer or (in the case of a transfer of partly-paid shares) within two months after lodgment of the transfer.

14 Form of share certificate

Every share certificate shall be executed by the Company in such manner as the Directors may decide (which may include use of the Seal or the Securities Seal (or, in the case of shares on a branch register, an official seal for use in the relevant territory) and/or manual or facsimile signatures by one or more Directors) and shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class.

15 Joint holders

In the case of a share held jointly by several persons in certificated form the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of the joint holders shall be sufficient delivery to all.

16 Replacement of share certificates

16.1 Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

16.2 If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request.

16.3 If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the holder upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of any exceptional out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

16.4 In the case of shares held jointly by several persons any such request may be made by any one of the joint holders.

Calls on Shares

17 Power to make calls

The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of allotment of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

18 Liability for calls

Each member shall (subject to being given at least 14 days' notice in writing specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be wholly or partly revoked or postponed as the Directors may determine.

19 Interest on overdue amounts

If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding 15 per cent per annum) as the Directors determine but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

20 Other sums due on shares

Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of allotment of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of allotment the same becomes payable. In case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

21 Power to differentiate between holders

The Directors may on the allotment of shares differentiate between the holders as to the amount of calls to be paid and the times of payment.

22 Payment of calls in advance

The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by

way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish *pro tanto* the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate as the member paying such sum and the Directors may agree.

Forfeiture and Lien

23 Notice on failure to pay a call

23.1 If a member fails to pay in full any call or instalment of a call on or before the due date for payment thereof, the Directors may at any time thereafter serve a notice in writing on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

23.2 The notice shall name a further day (not being less than 14 days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call has been made will be liable to be forfeited.

24 Forfeiture for non-compliance

If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

25 Disposal of forfeited shares

A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Directors shall think fit and at any time before a sale, re-allotment or disposal the forfeiture or surrender may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid.

26 Holder to remain liable despite forfeiture

A person whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares. He shall, in the case of shares held in certificated form, surrender to the Company for cancellation the certificate for such shares. He shall nevertheless remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at 15 per cent per annum (or such lower rate as the Directors may determine) from the date of forfeiture or surrender until payment. The Directors may at their absolute discretion

enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal. They may also waive payment in whole or in part.

27 Lien on partly-paid shares

The Company shall have a first and paramount lien on every share (not being a fully-paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and the Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

28 Sale of shares subject to lien

The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 days after a notice in writing demanding payment of the sum presently payable and giving notice of intention to sell the share in default of payment shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy or otherwise by operation of law.

29 Proceeds of sale of shares subject to lien

The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the amount in respect whereof the lien exists so far as the same is then payable and any residue shall, upon surrender (in the case of shares held in certificated form) to the Company for cancellation of the certificate for the shares sold and subject to a like lien for sums not presently payable as existed upon the shares prior to the sale, be paid to the person entitled to the shares at the time of the sale. For the purpose of giving effect to any such sale the Directors may authorise some person to transfer the shares sold to, or in accordance with the directions of, the purchaser.

30 Evidence of forfeiture

A statutory declaration that the declarant is a Director or the Secretary and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration shall (subject to the relevant share transfer being made, if the same be required) constitute a good title to the share. The person to whom the share is sold, re-allotted or disposed of shall not be bound to see to the application of the consideration (if any). The title of such person to the share shall not be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

Variation of Rights

31 Manner of variation of rights

31.1 Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an Extraordinary Resolution passed at a separate meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up.

31.2 To every such separate meeting all the provisions of these Articles relating to General Meetings and to the proceedings thereat shall *mutatis mutandis* apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class (but so that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him.

31.3 The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

32 Matters not constituting variation of rights

The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by (a) the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* therewith but in no respect in priority thereto or (b) the purchase or redemption by the Company of any of its own shares.

Transfer of Shares

33 Form of transfer

33.1 All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be executed under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully-paid shares) by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer which are registered may be retained by the Company.

33.2 All transfers of shares which are in uncertificated form shall, unless the CREST Regulations otherwise provide, be effected by means of a relevant system.

34 Balance certificate

Where only some of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and, to the extent that the balance is to be held in certificated form, a new certificate for the balance of such shares issued in lieu without charge.

35 Right to refuse registration

35.1 The Directors may decline to recognise any instrument of transfer relating to shares in certificated form unless it is in respect of only one class of share and is lodged (duly stamped if required) at the Transfer Office accompanied by the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do). In the case of a transfer of shares in certificated form by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgment of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

35.2 The Directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefor refuse to register any transfer of shares (not being fully-paid shares) provided that, where any such shares are admitted to the official list maintained by the Financial Services Authority, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis.

35.3 The Directors may also refuse to register an allotment or transfer of shares (whether fully-paid or not) in favour of an entity which is not a natural or legal person or in favour of more than four persons jointly.

35.4 If the Directors refuse to register an allotment or transfer of shares they shall within two months after the date on which:

(a) the letter of allotment or instrument of transfer was lodged with the Company (in the case of shares held in certificated form); or

(b) the Operator-instruction was received by the Company (in the case of shares held in uncertificated form),

send to the allottee or transferee notice in writing of the refusal.

36 No fee on registration

No fee will be charged by the Company in respect of the registration of any transfer or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register affecting the title to any shares.

37 Closure of Register

The registration of transfers may be suspended at such times and for such periods (not exceeding 30 days in any year) as the Directors may from time to time determine and either generally or in respect of any class of shares, except that, in respect of any shares

which are participating securities, the Register shall not be closed without the consent of the Operator.

38 Branch Register

Subject to and to the extent permitted by the Statutes, the Company, or the Directors on behalf of the Company, may cause to be kept and maintained in any territory a branch register of members resident in such territory, and the Directors may make and vary such regulations as they may think fit regarding the keeping of any such register.

39 Further provisions on shares in uncertificated form

39.1 Subject to the Statutes and the rules (as defined in the CREST Regulations), and apart from any class of wholly dematerialised security, the Directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of a relevant system or that shares of any class should cease to be held and transferred as aforesaid.

39.2 The provisions of these Articles shall not apply to shares of any class which are in uncertificated form to the extent that such Articles are inconsistent with:

(a) the holding of shares of that class in uncertificated form;

(b) the transfer of title to shares of that class by means of a relevant system; or

(c) any provision of the CREST Regulations.

Transmission of Shares

40 Persons entitled on death

In case of the death of a member, the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this Article shall release the estate of a deceased member (whether sole or joint) from any liability in respect of any share held by him.

41 Election by persons entitled by transmission

A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may (subject as hereinafter provided) upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share either be registered himself as holder of the share upon giving to the Company notice in writing to that effect or transfer such share to some other person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the notice or transfer were a transfer made by the member registered as the holder of any such share.

42 Rights of persons entitled by transmission

Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to shareholders' meetings until he shall have been registered as a member in respect of the share.

Untraced Shareholders

43 Untraced Shareholders

43.1 The Company shall be entitled to sell at the best price reasonably obtainable at the time of sale the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law if and provided that:

(a) during the period of 12 years prior to the date of the publication of the advertisements referred to in paragraph 43.1(b) below (or, if published on different dates, the first thereof) at least three dividends in respect of the shares have become payable and no dividend in respect of those shares has been claimed; and

(b) the Company shall on expiry of such period of 12 years have inserted advertisements in both a national newspaper and in a newspaper circulating in the area in which the last known postal address of the member or the postal address at which service of notices may be effected under these Articles is located giving notice of its intention to sell the said shares; and

(c) during the period of three months following the publication of such advertisements the Company shall have received no communication from such member or person.

43.2 To give effect to any such sale the Company may appoint any person to transfer, as transferor, the said shares and such transfer shall be as effective as if it had been carried out by the registered holder of, or person entitled by transmission, to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount which shall be a permanent debt of the Company. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

General Meetings

44 Annual and Extraordinary General Meetings

An Annual General Meeting shall be held not more than 18 months after the incorporation of the Company and subsequently once in every year, at such time (within a period of not more than 15 months after the holding of the last preceding Annual General Meeting) and place as may be determined by the Directors. All other General Meetings shall be called Extraordinary General Meetings.

45 Convening of General Meetings

The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed with proper expedition to convene an Extraordinary General Meeting.

46 Orderly conduct of General Meetings

46.1 The Directors may both prior to and during any General Meeting make any arrangements and impose any restrictions which in good faith they consider appropriate to ensure the security and/or the orderly conduct of any such General Meeting, including, without limitation, arranging for any person attending any such meeting to be searched, for items of personal property which may be taken into any such meeting to be restricted and for any person (whether or not a member of the Company) who refuses to comply with any such arrangements or restrictions to be refused entry to, or excluded from, any such meeting.

46.2 The chairman of any General Meeting shall take such action as in good faith he thinks fit to promote the orderly conduct of the business of the meeting as set out in the notice of the meeting, including, without limitation, asking any person or persons (whether or not a member or members of the Company) to leave the meeting and, if necessary, having such person or persons excluded from the meeting. The decision of the chairman on matters relating to the orderly conduct of a meeting and on any other matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination, acing in good faith, as to whether any matter is of such nature. Nothing in this Article 46 shall limit any other power vested in the chairman.

47 Overflow of shareholders meetings

47.1 The Directors may, for the purpose of facilitating the organisation and administration of any shareholders' meeting, direct that the meeting shall be held at two or more locations (specifying them). If they do so, they shall also make such arrangements as they shall in their absolute discretion consider appropriate (whether involving the issue of tickets or otherwise) designed (a) to ensure that all members and proxies for members wishing to attend the meeting can do so at some location; and (b) to ensure that all persons attending the meeting are able to participate in the business of the meeting and to see and hear anyone else addressing the meeting; but (c) to restrict the numbers of members and proxies at any one location to such number as can safely and conveniently be accommodated there. The entitlement of any member or proxy to attend such a shareholders' meeting shall be subject to any arrangements then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

47.2 For the purposes of all other provisions of these Articles any shareholders' meeting taking place at two or more locations shall be treated as taking place where the chairman of the meeting presides, and as being attended there by all members and duly appointed proxies who are present there or at one of the other locations.

47.3 Under no circumstances will a failure (for any reason) of communication equipment, or any other failure in the arrangements for participation in the meeting at more than one place, affect the validity of such meeting, or any business conducted thereat, or any action taken pursuant thereto.

47.4 A person (a "**Subsidiary Chairman**") appointed by the Directors shall preside at each location other than where the chairman of the meeting is presiding. Every Subsidiary Chairman shall carry out all requests made of him by the chairman of the shareholders' meeting, shall keep good order at that location and shall have all powers necessary or desirable for such purposes.

Notice of General Meetings

48 Notice of General Meetings

An Annual General Meeting and any Extraordinary General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by 21 days' notice in writing at the least and any other Extraordinary General Meeting by 14 days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to each of the Directors and all members other than such as are not under the provisions of these Articles entitled to receive such notices from the Company provided that the Company may determine that only those persons entered on the Register at the close of business on a day determined by the Company, such day being no more than 21 days before the day that notice of the meeting is sent, shall be entitled to receive such a notice and provided also that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:

(a) in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(b) in the case of an Extraordinary General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent in nominal value of the shares giving that right.

49 Contents of notice of General Meetings

49.1 Every notice calling a General Meeting shall specify the place (or places) and the day and hour of the meeting, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company.

49.2 The notice shall specify the general nature of the business to be transacted at the meeting; and if any resolution is to be proposed as an Extraordinary Resolution or as a Special Resolution, the notice shall contain a statement to that effect.

49.3 In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

49.4 For the purposes of determining which persons are entitled to attend or vote at a meeting and how many votes such person may cast, the Company may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the Register in order to have the right to attend or vote at the meeting.

Proceedings at General Meetings

50 Chairman

At any General Meeting the Chairman of the Directors, failing whom a Deputy Chairman, failing whom any Director present and willing to act and, if more than one, chosen by the Directors present at the meeting, shall preside as chairman. If no Director is present within fifteen minutes after the time appointed for holding the meeting and willing to act as chairman, the members present and entitled to vote shall choose one of their number to be chairman of the meeting.

51 Quorum

No business other than the appointment of a chairman shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

52 Lack of quorum

If within fifteen minutes from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, or if during the meeting a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such day, time and place(s) as may have been specified for the purpose in the notice convening the meeting or (if not so specified) as the chairman of the meeting may determine.

53 Adjournment

53.1 The chairman of any General Meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time (or *sine die*) and from place to place.

53.2 In addition, the chairman of the meeting may at any time, without the consent of the meeting, interrupt or adjourn the meeting (whether or not it has consented or a quorum is present) to another time and/or place if, in his opinion, it would facilitate the conduct of the

business of the meeting to do so (including where, in relation to a meeting taking place at two or more locations, the facilities at the principal meeting place or any other location become inadequate for the purposes set out in Article 47).

53.3 Nothing in this Article shall limit any other power vested in the chairman of the meeting to adjourn the meeting.

53.4 No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned *sine die*, the time and place for the adjourned meeting shall be fixed by the Directors.

53.5 All business conducted at any General Meeting up to the time the meeting has been adjourned shall be valid.

54 Notice of adjourned meeting

When a meeting is adjourned for 30 days or more or *sine die*, not less than seven days' notice of the adjourned meeting shall be given in accordance, *mutatis mutandis*, with Articles 48 and 49. Otherwise it shall not be necessary to give any such notice.

55 Amendments to resolutions

If an amendment shall be proposed to any Substantive Resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting the proceedings on the Substantive Resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special or Extraordinary Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

Polls

56 Voting procedures

56.1 At any General Meeting:

(a) subject to Article 56.2, all Procedural Resolutions put to the vote of the meeting shall be decided on a show of hands; and

(b) all Substantive Resolutions put to the vote of the meeting shall be decided on a poll.

The chairman of the meeting shall use his absolute discretion to determine whether a resolution is a Procedural Resolution or a Substantive Resolution and his decision shall be final.

56.2 If any resolution referred to in Article 56.1(a), and any amendment thereto, shall be decided on a show of hands before, or on the declaration of, such a vote, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) not less than five members present in person or by proxy and entitled to vote on the resolution; or

(c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote on the resolution; or

(d) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

56.3 A demand for a poll in accordance with Article 56.2 may, before the poll is taken, be withdrawn but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

57 Procedure on a poll

A poll shall be taken in such manner (including by use of ballot or voting papers or electronic means, or any combination thereof) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers (who need not be members) and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

58 Voting on a poll

On a poll votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

59 Timing of poll

A poll in relation to the appointment of the chairman of the meeting or a question of adjournment shall be taken forthwith. A poll in relation to any other question shall be taken either immediately or at such subsequent time (not being more than 30 days from the date of the meeting) and place as the chairman may direct. Any poll may, as the chairman shall direct, close at different times for different classes of shareholder or for different shareholders of the same class entitled to vote on the relevant resolution. No notice need be given of a poll not taken immediately. The taking of a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

Votes of Members

60 Votes attaching to shares

Subject to the provisions of these Articles and to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares:

(a) on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder; and

(b) on a show of hands every member who is present in person or by proxy shall have one vote.

61 Votes of joint holders

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the share.

62 Chairman's casting vote

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote in addition to any other vote he may have.

63 Restriction on voting in particular circumstances

63.1 No member shall, unless the Directors otherwise determine, be entitled in respect of any share held by him to vote either personally or by proxy at a shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings if any call or other sum presently payable by him to the Company in respect of that share remains unpaid.

63.2 If any member, or any other person appearing to be interested in shares (within the meaning of Part 22 of the Companies Act 2006) held by such member, has been duly served with a notice under Section 793 of the Companies Acts and is in default for a period of 14 days or more in supplying to the Company the information thereby required, then (unless the Directors otherwise determine) in respect of:

(a) the shares comprising the shareholding account in the Register which comprises or includes the shares in relation to which the default occurred (all or the relevant number as appropriate of such shares being the "default shares", which expression shall include any further shares which are issued in respect of such shares); and

(b) any other shares held by the member,

the member shall not (for so long as the default continues) nor shall any transferee to whom any of such shares are transferred (other than pursuant to an approved transfer or pursuant to paragraph 63.3(b) below) be entitled to attend or vote either personally or by proxy at a shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings.

63.3 Where the default shares represent 0.25 per cent or more of the issued shares of the class in question, the Directors may in their absolute discretion by notice in writing (a "**direction notice**") to such member direct that:

(a) any dividend or part thereof or other money which would otherwise be payable in respect of the default shares shall be retained by the Company without any liability

to pay interest thereon when such dividend or other money is finally paid to the member and the member shall not be entitled to elect to receive shares in lieu of dividend; and/or

(b) no transfer of any of the shares held by such member shall be registered unless the transfer is an approved transfer or:

(i) the member is not himself in default as regards supplying the information required; and

(ii) the transfer is of part only of the member's holding and, when presented for registration, is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that none of the shares the subject of the transfer are default shares,

provided that, in the case of shares in uncertificated form, the Directors may only exercise their discretion not to register a transfer if permitted to do so by the CREST Regulations.

Any direction notice may treat shares of a member in certificated and uncertificated form as separate holdings and either apply only to the former or to the latter or make different provision for the former and the latter.

Upon the giving of a direction notice its terms shall apply accordingly.

63.4 The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

63.5 Save as herein provided any direction notice shall have effect in accordance with its terms for so long as the default in respect of which the direction notice was issued continues and shall cease to have effect thereafter upon the Directors so determining (such determination to be made within a period of one week of the default being duly remedied, with notice in writing thereof being given to the member forthwith).

63.6 Any direction notice shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer or in accordance with Article 63.3(b) above.

63.7 For the purposes of this Article:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has been served with a notice under the said Section 793 and either: (i) the member has named such person as being so interested; or (ii) (after taking into account the response of the member to the said notice and any other relevant information) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares; and

(b) a transfer of shares is an "**approved transfer**" if:

(i) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a takeover offer (as defined in Section 974 of the Companies Act 2006); or

(ii) the Directors are satisfied that the transfer is made pursuant to a bona fide sale of the whole of the beneficial ownership of the shares to a party

unconnected with the member or with any person appearing to be interested in such shares including any such sale made through a recognised investment exchange or through a stock exchange outside the United Kingdom on which the Company's shares are normally traded. For the purposes of this paragraph (ii) any associate (as that term is defined in Section 435 of the Insolvency Act 1986) shall be included amongst the persons who are connected with the member or any person appearing to be interested in such shares.

63.8 The provisions of this Article are in addition and without prejudice to the provisions of the Companies Acts.

64 Voting by guardian

Where in England or elsewhere a guardian, receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such guardian, receiver or other person on behalf of such member to vote in person or by proxy at any shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings.

65 Validity and result of vote

65.1 No objection shall be raised as to the qualification of any voter or the admissibility of any vote except at the meeting or adjourned meeting at which the vote is tendered. Every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

65.2 Unless a poll is taken, a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution.

Proxies and Corporate Representatives

66 Appointment of proxies

66.1 Any member of the Company may appoint a proxy, who need not be a member of the Company, to act at a General Meeting on his behalf.

66.2 A proxy shall only be appointed to act at General Meetings in the circumstances, and in the manner, provided for in Articles 67 to 71.

66.3 A member may appoint more than one proxy to attend any General Meeting, provided that the total number of such proxies shall not exceed the total number of shares carrying an entitlement to attend such meeting held by such member.

67 Form of proxy

The appointment of a proxy must be in writing in any usual or common form or in any other form which the Directors may approve and:

(a) in the case of an individual must either be signed by the appointor or his attorney or authenticated in accordance with Article 135; and

(b) in the case of a corporation must be either given under its common seal or be signed on its behalf by an attorney or a duly authorised officer of the corporation or authenticated in accordance with Article 135.

Any signature on or authentication of such appointment need not be witnessed. Where an appointment of a proxy is signed or authenticated in accordance with Article ... on behalf of the appointor by an attorney, the power of attorney or a copy thereof certified notarially or in some other way approved by the Directors must (failing previous registration with the Company) be submitted to the Company, failing which the appointment may be treated as invalid.

68 Deposit of form of proxy

68.1 The appointment of a proxy must be received at such address or one of such addresses (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no address is so specified, must be left at the Transfer Office) not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. The appointment shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

68.2 An appointment relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates.

68.3 Without limiting the foregoing, in relation to any shares in uncertificated form the Directors may permit a proxy to be appointed by electronic means in the form of an Uncertificated Proxy Instruction (that is, a properly authenticated dematerialised instruction, and/or other instruction or notification, sent by means of a relevant system to such participant in that system acting on behalf of the Company as the Directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors (subject always to the facilities and requirements of the relevant system)); and may permit any supplement to, or amendment or revocation of, any such Uncertificated Proxy Instruction to be made by a further Uncertificated Proxy Instruction. The Directors may in addition prescribe the method of determining the time at which any such instruction or notification is to be treated as received by the Company. The Directors may treat any such instruction or notification purporting or expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending the instruction to send it on behalf of that holder.

69 Rights of proxy

A proxy shall have the right to demand or join in demanding a poll and the right to speak at the meeting.

70 Revocation of proxy

A vote cast or demand for a poll made by proxy shall not be invalidated by the previous death or insanity of the member or by the revocation of the appointment of the proxy or of the authority under which the appointment was made unless notice in writing of such death, insanity or revocation shall have been received by the Company at the address or one of the addresses specified under Article 68 (subject to any conditions attached to the use of a particular address imposed under that Article) or, if no address was specified, at the Transfer Office, at least one hour before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

71 Corporations acting by representatives

Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any shareholders' meeting. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

Directors

72 Number of Directors

Subject as hereinafter provided the Directors shall not be less than three nor more than 20 in number. The Company may by Ordinary Resolution from time to time vary the minimum number and/or maximum number of Directors.

73 Share qualification

A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at shareholders' meetings.

74 Directors' fees

The ordinary remuneration of the Directors (other than any Director who for the time being holds an executive office with the Company or a subsidiary of the Company) shall from time to time be determined by the Directors except that such remuneration shall not exceed £1,500,000 per annum in aggregate or such higher amount as may from time to time be determined by Ordinary Resolution of the Company and may be paid by way of

cash, commission, shares or otherwise and shall (unless such resolution otherwise provides) be divisible among the Directors as they may agree, or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office.

75 Other remuneration of Directors

Any Director who holds any executive office with the Company or any subsidiary of the Company (including for this purpose the office of Chairman or Deputy Chairman whether or not such office is held in an executive capacity), or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine.

76 Directors' expenses

The Directors may pay on behalf of, or repay to, any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors or of any committee of the Directors or shareholders' meetings or otherwise in connection with the business of the Company.

77 Directors' pensions and other benefits

The Directors shall have power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director or ex-Director of the Company or of any other company which is or was a subsidiary of or associated with the Company and for the purpose of providing any such gratuities, pensions or other benefits to contribute to any scheme or fund or to pay premiums.

78 Appointment of executive Directors

78.1 The Directors may from time to time appoint one or more of their body to be the holder of any executive office (including, where considered appropriate, the office of Chairman or Deputy Chairman) on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.

78.2 The appointment of any Director to the office of Chairman, Deputy Chairman, Chief Executive or Joint Chief Executive or Deputy or Assistant Chief Executive shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

78.3 The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office expressly states otherwise, in which event such determination

shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

79 Powers of executive Directors

The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time or at any time revoke, withdraw, alter or vary all or any of such powers and shall remain responsible for the supervision and review of the exercise of such powers so entrusted and conferred.

Appointment and Retirement of Directors

80 Age limit

Any provision of the Statutes which, subject to the provisions of these Articles, would have the effect of rendering any person ineligible for appointment or election as a Director or liable to vacate office as a Director on account of his having reached any specified age or of requiring special notice or any other special formality in connection with the appointment or election of any Director over a specified age, shall not apply to the Company.

81 Retirement at Annual General Meetings

81.1 Each Director shall retire at the Annual General Meeting held in the third calendar year following the year in which he was elected or last re-elected by the Company.

81.2 Each Director (other than the Chairman and any Director holding an executive office) shall retire at each Annual General Meeting following the ninth anniversary of the date on which he was elected by the Company.

81.3 A Director who retires at any Annual General Meeting shall be eligible for re-election unless the Directors otherwise determine not later than the date of the notice of such Meeting.

82 Re-election of retiring Director

The Company at the meeting at which a Director retires under any provision of these Articles may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director (if eligible for re-election) or some other person eligible for election. In the absence of such a resolution the retiring Director shall nevertheless be deemed to have been re-elected except in any of the following cases:

(a) where at such meeting a resolution for the re-election of such Director is put to the meeting and lost, or it is expressly resolved not to fill the office being vacated;

(b) where such Director is ineligible for re-election or has given notice in writing to the Company that he is unwilling to be re-elected; or

(c) where a resolution to elect such Director is void by reason of contravention of the next following Article.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

83 Election of two or more Directors

A resolution for the election of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it. Any resolution moved in contravention of this provision shall be void.

84 Nomination of Director for election

No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any General Meeting unless not less than seven nor more than 42 days (inclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Office notice in writing signed or authenticated in accordance with Article 135 by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed (or authenticated in accordance with Article 135) by the person to be proposed of his willingness to be elected.

85 Election or appointment of additional Director

The Company may by Ordinary Resolution elect, and without prejudice thereto the Directors shall have power at any time to appoint, any person to be a Director either to fill a casual vacancy or as an additional Director, but so that the total number of Directors shall not thereby exceed the maximum number (if any) fixed by or in accordance with these Articles. Any person so appointed by the Directors shall hold office only until the next Annual General Meeting and shall then be eligible for election.

86 Vacation of office

The office of a Director shall be vacated in any of the following events, namely:

(a) if he shall become prohibited by law from acting as a Director;

(b) if he shall resign by writing under his hand left at the Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer;

(c) if he shall have a bankruptcy order made against him or shall compound with his creditors generally or shall apply to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(d) if in England or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver

or other person (by whatever name called) to exercise powers with respect to his property or affairs;

(e) if he shall be absent from meetings of the Directors for six months without leave and the Directors shall resolve that his office be vacated;

(f) if a notice in writing is served upon him, signed by all his co-Directors for the time being, to the effect that his office as Director shall on receipt of such notice *ipso facto* be vacated, but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company (and, for the avoidance of doubt, the notice in writing referred to in this sub-paragraph (f) may be signed in any number of counterparts, all of which taken together shall constitute one and the same notice); or

(g) in the case of a Director other than the Chairman and any Director holding an executive office, if the Directors shall resolve to require him to resign in accordance with paragraph (b) above and within 30 days of being given notice of such resolution, he shall fail to do so.

87 Removal of Director

The Company may, in accordance with and subject to the provisions of the Statutes by Ordinary Resolution of which special notice has been given, remove any Director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement) and elect another person in place of a Director so removed from office.

Meetings and Proceedings of Directors

88 Convening of meetings of Directors

88.1 Subject to the provisions of these Articles the Directors may meet together for the despatch of business, adjourn and otherwise regulate their proceedings as they think fit. At any time any Director may, and the Secretary at the request of a Director shall, call a meeting of the Directors. Any Director may waive notice of any meeting and any such waiver may be retroactive.

88.2 The Directors shall be deemed to meet together if, being in separate locations, they are nonetheless linked by conference telephone or other communication equipment which allows those participating to hear and speak to each other, and a quorum in that event shall be two Directors so linked. Such a meeting shall be deemed to take place where the largest group of Directors participating is assembled or, if there is no such group, where the chairman of the meeting then is.

89 Quorum

The quorum necessary for the transaction of business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

90 Chairman

90.1 The Directors may elect from their number a Chairman and a Deputy Chairman (or two or more Deputy Chairmen) and determine the period for which each is to hold office. If no Chairman or Deputy Chairman shall have been appointed or if at any meeting of the Directors no Chairman or Deputy Chairman shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

90.2 If at any time there is more than one Deputy Chairman the right in the absence of the Chairman to preside at a meeting of the Directors or of the Company shall be determined as between the Deputy Chairmen present (if more than one) by seniority in length of appointment or otherwise as resolved by the Directors.

91 Casting vote

Questions arising at any meeting of the Directors shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

92 Number of Directors below minimum

The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors or Director may act for the purpose of filling such vacancies or of summoning General Meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

93 Written resolutions

A resolution in writing signed by all the Directors entitled to vote thereon (being not less in number than a quorum for meetings of the Directors) shall be as valid and effectual as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form each signed by one or more Directors.

94 Validity of proceedings

All acts done by any meeting of Directors, or of any committee or sub-committee of the Directors, or by any person acting as a Director or as a member of any such committee or sub-committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or

were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee or sub-committee and had been entitled to vote.

Directors' Interests

95 Directors may have interests

Subject to the provisions of the Statutes, and provided that he has disclosed to the Directors the nature and extent of any interest of his, a Director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any contract, transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any contract, transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested;

(c) may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director and may (or any firm of which he is a partner, employee or member may) act in a professional capacity for the Company (other than as Auditor) and be remunerated therefor; and

(d) shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate or for such remuneration and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

96 Restrictions on voting

96.1 Save as herein provided, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of interests in shares or debentures or other securities of, or otherwise in or through, the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote.

96.2 Subject to the provisions of the Statutes, a Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(a) the giving of any security, guarantee or indemnity in respect of (i) money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings or (ii) a debt or other obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(b) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be

entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(c) any proposal concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him within the meaning of the Companies Acts) does not have an interest (as that term is used in Part 22 of the Companies Act 2006) in one per cent or more of the issued equity share capital of any class of such body corporate (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(d) any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

(e) any proposal concerning (i) insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors, or (ii) indemnities in favour of Directors, or (iii) the funding of expenditure by one or more Directors on defending proceedings against him or them, or (iv) doing anything to enable such Director or Directors to avoid incurring such expenditure.

96.3 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under Article 96.2(c) above) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

96.4 If a question arises at any time as to the materiality of a Director's interest or as to his entitlement to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of such Director has not been fairly disclosed.

97 Directors' interests - general

For the purposes of the two preceding Articles:

(a) a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any contract, transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such contract, transaction or arrangement of the nature and extent so specified;

(b) an interest of a person who is connected (as such expression is defined in the Companies Acts) with a Director shall be treated as an interest of the Director; and

(c) an interest (whether of his or of such a connected person) of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

Committees of the Directors

98 Appointment and constitution of committees

The Directors may delegate any of their powers or discretions (including without prejudice to the generality of the foregoing all powers and discretions whose exercise involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Directors) to committees. Any such committee shall, unless the Directors otherwise resolve, have power to sub-delegate to sub-committees any of the powers or discretions delegated to it. Any such committee or sub-committee shall consist of one or more Director or Directors and (if thought fit) one or more other named person or persons to be co-opted as hereinafter provided. Insofar as any such power or discretion is delegated to a committee or sub-committee, any reference in these Articles to the exercise by the Directors of the power or discretion so delegated shall be read and construed as if it were a reference to the exercise thereof by such committee or sub-committee. Any committee or sub-committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee or sub-committee of persons other than Directors and may provide for members who are not Directors to have voting rights as members of the committee or sub-committee but so that (a) the number of members who are not Directors shall be less than one-half of the total number of members of the committee or sub-committee and (b) no resolution of the committee or sub-committee shall be effective unless a majority of the members of the committee or sub-committee present throughout the meeting are Directors. The Directors may revoke, vary or suspend any powers or discretions delegated pursuant to this Article and shall remain responsible for the supervision and review of the exercise of such powers and jurisdictions by any committee or sub-committee.

99 Proceedings of committee meetings

The meetings and proceedings of any such committee or sub-committee consisting of two or more persons shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding Article.

Powers of Directors

100 General powers

The business and affairs of the Company shall be managed by the Directors, who may pay all expenses incurred in forming and registering the Company, and may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in General Meeting subject nevertheless to any regulations of these Articles, to the provisions of the Statutes and to such regulations as may be

prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

101 Local boards

The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

102 Appointment of attorney

The Directors may from time to time and at any time appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

103 President

The Directors may from time to time elect a President of the Company and may determine the period for which he shall hold office. Such President may be either honorary or paid such remuneration as the Directors in their discretion shall think fit, and need not be a Director but shall, if not a Director, be entitled to receive notice of and attend and speak, but not to vote, at all meetings of the Board of Directors.

104 Signature on cheques etc.

All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

105 Borrowing restrictions

105.1 Subject as hereinafter provided and to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property (present and future) and uncalled capital or any part or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

105.2 The Directors shall restrict the borrowings of the Company and exercise all voting and other rights, powers of control or rights of influence exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (so far, as regards subsidiary undertakings, as by such exercise they can secure) that the aggregate amount for the time being remaining outstanding of all moneys borrowed by the Group and for the time being owing to persons outside the Group less the aggregate amount of Cash and Cash Equivalents shall not at any time without the previous sanction of an Ordinary Resolution of the Company exceed (i) before the publication of the first audited consolidated accounts of the Company after the date of Admission, the sum of £2,000,000,000 and (ii) thereafter, an amount equal to two times the Adjusted Capital and Reserves.

105.3 For the purpose of this Article:

105.3.1 the "**Group**" means the Company and its subsidiary undertakings for the time being;

105.3.2 the "**relevant balance sheet**" means at any time the latest audited consolidated balance sheet dealing with the state of affairs of the Company and (with or without exceptions) its subsidiary undertakings;

105.3.3 the "**Adjusted Capital and Reserves**" shall mean at any material time a sum equal to the aggregate, as shown by the relevant balance sheet, of the amount paid up on the issued or allotted share capital of the Company and the amount standing to the credit of the reserves (including the profit and loss account and any share premium account or capital redemption reserve) of the Company and its subsidiary undertakings included in the consolidation in the relevant balance sheet but after:

(i) deducting therefrom any debit balance on profit and loss account or on any other reserve;

(ii) excluding any amount included in such reserves but set aside for taxation (including deferred taxation) less any sums properly added back in respect of any such amount;

(iii) making such adjustments as may be appropriate in respect of any variation in the amount of such paid up share capital and/or any such reserves (other than profit and loss account) subsequent to the date of the relevant balance sheet and so that for this purpose if any issue or proposed issue of shares by the Company for cash has been underwritten then such shares shall be deemed to have been issued and the amount (including any premium) of the subscription moneys payable in respect thereof (not being moneys payable later than six months after the date of allotment) shall to the extent so underwritten be deemed to have been paid up on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, on the date when it became unconditional);

(iv) making such adjustments as may be appropriate in respect of any distribution declared, recommended or made by the Company or its subsidiary undertakings (to the extent not attributable directly or indirectly to the Company) out of profits earned up to and including the date of the relevant balance sheet to the extent that such distribution is not provided for in such balance sheet;

(v) making such adjustments as may be appropriate in respect of any variation in the interests of the Company in its subsidiary undertakings (including a variation whereby an undertaking becomes or ceases to be a subsidiary undertaking) since the date of the relevant balance sheet;

(vi) if the calculation is required for the purposes of or in connection with a transaction under or in connection with which any undertaking is to become or cease to be a subsidiary undertaking of the Company, making all such adjustments as would be appropriate if such transaction had been carried into effect; and

(vii) excluding minority interests in subsidiary undertakings to the extent not already excluded;

105.3.4 "**moneys borrowed**" shall be deemed to include (to the extent that the same would not otherwise fall to be taken into account):

(i) the amount of all debentures allotted or issued (whether or not for cash) by any member of the Group which are not for the time being beneficially owned by a company within the Group;

(ii) the outstanding amount of acceptances (not being acceptances of trade bills in respect of the purchase or sale of goods in the ordinary course of trading) by any member of the Group or by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the Group;

(iii) the nominal amount of any allotted or issued and paid up share capital (other than equity share capital) of any subsidiary undertaking which is a body corporate of the Company not for the time being beneficially owned by other members of the Group;

(iv) the amount of any other allotted or issued and paid up share capital and of any other debentures or other borrowed moneys (not being shares or debentures which or borrowed moneys the indebtedness in respect of which is for the time being beneficially owned within the Group) the redemption or repayment whereof is guaranteed (or is the subject of an indemnity granted) by any member of the Group or which any member of the Group may be required to purchase;

(v) the minority proportion of moneys borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group;

(vi) the aggregate amount owing by any member of the Group under finance leases (as determined in accordance with any then current Financial Reporting Standard or otherwise in accordance with United Kingdom

generally accepted accounting principles but excluding leaseholds of immovable property);

(vii) the principal amount of any book debts of any member of the Group which have been sold or agreed to be sold, to the extent that any member of the Group is for the time being liable to indemnify or reimburse the purchaser in respect of any non-payment in respect of such book debts;

(viii) any part of the purchase price of any movable or immovable assets acquired by any member of the Group, the payment of which is deferred beyond the date of completion of the conveyance, assignment or transfer of the legal estate to such assets or, if no such conveyance, assignment or transfer is to take place within six months after the date on which the contract for such purchase is entered into or (if later) becomes unconditional, beyond that date;

but shall be deemed not to include:

(ix) moneys borrowed by any member of the Group for the purpose of repaying, redeeming or purchasing (with or without premium) in whole or in part any other borrowed moneys falling to be taken into account and intended to be applied for such purpose within six months after the borrowing thereof pending the application for such purpose or, if earlier, the end of such period;

(x) any amounts borrowed by any member of the Group from bankers or others for the purpose of financing any contract up to an amount not exceeding that part of the price receivable under such contract which is guaranteed or insured by the Export Credits Guarantee Department or other like institution carrying on a similar business;

(xi) the minority proportion of moneys borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group;

and so that:

(xii) no amount shall be taken into account more than once in the same calculation but subject thereto (i) to (xi) above shall be read cumulatively; and

(xiii) in determining the amount of any debentures or other moneys borrowed or of any share capital for the purpose of this paragraph 105.3.4 there shall be taken into account the nominal or principal amount thereof (or, in the case of partly-paid debentures or shares, the amount for the time being paid up thereon) together with any fixed or minimum premium payable on final redemption or repayment provided that if moneys are borrowed or shares are issued on terms that they may be repayable or redeemable (or that any member of the Group may be required to purchase them) earlier than their final maturity date (whether by exercise of an option on the part of the issuer or the creditor (or a trustee for the creditor) or the shareholder, by reason of a default or for any other reason) at a premium or discount to their nominal or principal amount then there shall be taken into account the amount (or the greater or greatest of two or more alternative amounts) which would, if those circumstances occurred, be payable on such

repayment, redemption or purchase at the date as at which the calculation is being made;

105.3.5 in relation to a partly-owned subsidiary undertaking the "**minority proportion**" is a proportion equal to the proportion of its issued equity share capital which is not attributable to the Company; and

105.3.6 "**Cash and Cash Equivalents**" means the aggregate Cash and Cash Equivalents of the Group as set out in a consolidated balance sheet of the Group prepared as at the date of the relevant calculation in accordance with the principles used in the preparation of the relevant balance sheet,

less:

(i) in the case of a partly-owned subsidiary undertaking, a proportion thereof equal to the minority proportion; and

(ii) an amount equal to any amount excluded from paragraph 105.3.4 by virtue of paragraph 105.3.4(ix).

105.4 For the purposes of the foregoing paragraphs borrowed moneys expressed in or calculated by reference to a currency other than sterling shall be converted into sterling at the relevant rate of exchange used for the purposes of the relevant balance sheet save that moneys borrowed (or first brought into account for the purposes of this Article) since the date of such balance sheet shall be converted at the rate of exchange or approximate rate of exchange (determined on such basis as the Auditors may determine or approve) ruling on the date on which such moneys are borrowed (or first taken into account as aforesaid): **provided that** in the case of any bank overdraft or other borrowing of a fluctuating amount (together herein described as an "**Overdraft Account**") the following further provisions shall apply:

105.4.1 if the amount outstanding on an Overdraft Account on a date as at which a calculation is being made for the purpose of the foregoing limit is not more than the amount outstanding on such Overdraft Account at the date of the relevant balance sheet, the whole of such amount shall be converted at the rate of exchange used for the purpose of such balance sheet; and

105.4.2 if the amount outstanding on an Overdraft Account on a date as at which the calculation is being made for such purpose exceeds the amount which was outstanding on the same Overdraft Account at the date of the relevant balance sheet (or if the latter amount is nil), an amount equal to the excess shall be converted at the rate of exchange or approximate rate of exchange (determined on such basis as the Auditors may determine or approve) on the last business day preceding the date as on which the calculation is being made for such purpose and the balance shall be converted at the rate of exchange used for the purpose of the said balance sheet.

105.5 The determination of the Auditors as to the amount of the Adjusted Capital and Reserves at any time shall be conclusive and binding on all concerned.

105.6 No person dealing with the Company or any of its subsidiary undertakings shall be concerned to see or enquire whether the said limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the

recipient of the security had, at the time when the debt was incurred or security given, express notice that the said limit had been or would thereby be exceeded.

Alternate Directors

106 Alternate Directors

106.1 Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (including another Director) to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by the Directors or unless the appointee is another Director, shall have effect only upon and subject to being so approved.

106.2 The appointment of an alternate Director shall terminate on the happening of any event which if he were a Director would cause him to vacate such office or if his appointor ceases to be a Director, otherwise than by retirement at a General Meeting at which he is re-elected.

106.3 An alternate Director shall (except when absent from the United Kingdom) be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director, his voting rights shall be cumulative but he shall not be counted more than once for the purposes of the quorum. If his appointor is for the time being absent from the United Kingdom or temporarily unable to act through ill health or disability his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors the foregoing provisions of this Article shall also apply *mutatis mutandis* to any meeting of any such committee of which his appointor is a member. An alternate Director shall not (save as aforesaid) have power to act as a Director, nor shall he be deemed to be a Director for the purposes of these Articles, nor shall he be deemed to be the agent of his appointor.

106.4 An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

Secretary

107 Secretary

The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as Joint Secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more Deputy and/or Assistant Secretaries.

The Seal

108 The Seal

108.1 The Directors shall provide for the safe custody of the Seal and any Securities Seal and neither shall be used without the authority of the Directors or of a committee authorised by the Directors in that behalf. The Securities Seal shall be used only for sealing securities issued by the Company and documents creating or evidencing securities so issued.

108.2 Every instrument to which the Seal or the Securities Seal shall be affixed (other than a certificate for or evidencing shares, debentures or other securities (including options) issued by the Company) shall be signed autographically by one Director and the Secretary or by two Directors.

108.3 The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

108.4 Any instrument signed by one Director and the Secretary or by two Directors and expressed to be executed by the Company shall have the same effect as if executed under the Seal, provided that no instrument which makes it clear on its face that it is intended to have effect as a deed shall be so signed without the authority of the Directors or of a committee authorised by the Directors in that behalf.

Authentication of Documents

109 Authentication of documents

Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any document affecting the constitution of the Company and any resolution passed at a shareholders' meeting or at a meeting of the Directors or any committee, and any book, record, document or account relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any book, record, document or account is elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of any such resolution, or an extract from the minutes of any such meeting, which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case

may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

Reserves

110 Establishment of reserves

The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.

111 Business bought as from past date

Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date (whether such date be before or after the incorporation of the Company) the profits and losses thereof as from such date may at the discretion of the Directors in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

Dividends

112 Final dividends

The Company may by Ordinary Resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.

113 Fixed and interim dividends

If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit. Provided the Directors act in good faith they shall not incur any liability to the holders of any shares for any loss they may suffer by the lawful payment, on any other class of shares having rights ranking after or *pari passu* with those shares, of any such fixed or interim dividend as aforesaid.

114 Distribution *in specie*

The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash shall be paid to any member or to trustees upon such trusts for the members as the board may think fit upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

115 No dividend except out of profits

No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

116 Ranking of shares for dividend

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.

117 Manner of payment of dividends

117.1 Any dividend or other moneys payable on or in respect of a share shall be paid to the member, to trustees upon such trusts for the members as the Directors may think fit, or to such other person as the member (or, in the case of joint holders of a share, all of them) may in writing direct. Such dividend or other moneys may be paid (i) by cheque sent by post to the payee or, where there is more than one payee, to any one of them, or (ii) by inter-bank transfer to such account as the payee or payees shall in writing direct, or (iii) (if so authorised by the holder of shares in uncertificated form) using the facilities of a relevant system (subject to the facilities and requirements of the relevant system), or (iv) by such other method of payment as the member (or, in the case of joint holders of a share, all of them) may agree to. Every such cheque shall be sent at the risk of the person or persons entitled to the money represented thereby, and payment of a cheque by the banker upon whom it is drawn, and any transfer or payment within (ii), (iii) or (iv) above, shall be a good discharge to the Company.

117.2 Subject to the provisions of these Articles and to the rights attaching to any shares, any dividend or other moneys payable on or in respect of a share may be paid in such currency as the Directors may determine, using such exchange rate for currency conversions as the Directors may select.

117.3 The Company may cease to send any cheque, warrant or order by post for any dividend on any shares which is normally paid in that manner if in respect of at least four consecutive dividends payable on those shares the cheque, warrant or order has been

returned undelivered or remains uncashed, or following three such occasions reasonable enquiries have failed to establish any new address of the registered holder, but, subject to the provisions of these Articles, shall recommence sending cheques, warrants or orders in respect of the dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

118 Joint holders

If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder or otherwise by operation of law, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

119 Record date for dividends

Any resolution for the declaration or payment of a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares.

120 No interest on dividends

No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

121 Retention of dividends

121.1 The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the moneys payable to the Company in respect of that share.

121.2 The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

122 Unclaimed dividend

The payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of 12 years from the date on which such dividend was declared or became due for payment shall be forfeited and shall revert to the Company.

123 Waiver of dividend

The waiver in whole or in part of any dividend on any share shall be effective only if such waiver is in writing (whether or not executed as a deed) signed or authenticated in accordance with Article 135 by the shareholder (or the person entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

Capitalisation of Profits and Reserves

124 Capitalisation of profits and reserves

124.1 The Directors may, with the sanction of an Ordinary Resolution of the Company, capitalise any sum standing to the credit of any of the Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of the profit and loss account.

124.2 Such capitalisation shall be effected by appropriating such sum to the holders of Ordinary Shares on the Register at the close of business on the date of the resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their then holdings of Ordinary Shares and applying such sum on their behalf in paying up in full unissued Ordinary Shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

124.3 The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Scrip Dividends

125 Scrip dividends

125.1 Subject as hereinafter provided, the Directors may offer to ordinary shareholders the right to receive, in lieu of dividend (or part thereof), an allotment of new Ordinary Shares credited as fully paid.

125.2 The Directors shall not make such an offer unless so authorised by an Ordinary Resolution passed at any General Meeting, which authority may extend to dividends declared or paid prior to the fifth Annual General Meeting of the Company occurring thereafter, but no further provided that this Article shall, without the need for any further Ordinary Resolution, authorise the Directors to offer rights of election in respect of any dividend declared or

proposed after the date of the adoption of these Articles and at or prior to the Annual General Meeting in the year 2011.

125.3 The Directors may either offer such rights of election in respect of the next dividend (or part thereof) proposed to be paid; or may offer such rights of election in respect of that dividend and all subsequent dividends, until such time as the election is revoked; or may allow shareholders to make an election in either form.

125.4 The basis of allotment on each occasion shall be determined by the Directors so that, as nearly as may be considered convenient, the value of the Ordinary Shares to be allotted in lieu of any amount of dividend shall equal such amount. For such purpose the value of an Ordinary Share shall be the average of the middle market quotations of an Ordinary Share on the London Stock Exchange, as derived from the Daily Official List, on each of the first five business days on which the Ordinary Shares are quoted "ex" the relevant dividend.

125.5 If the Directors determine to offer such right of election on any occasion they shall give notice in writing to the ordinary shareholders of such right and shall issue forms of election and shall specify the procedures to be followed in order to exercise such right provided that they need not give such notice to a shareholder who has previously made, and has not revoked, an earlier election to receive Ordinary Shares in lieu of all future dividends, but instead shall send him a reminder that he has made such an election, indicating how that election may be revoked in time for the next dividend proposed to be paid.

125.6 On each occasion the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on Ordinary Shares in respect whereof the share election has been duly exercised and has not been revoked (the "**elected Ordinary Shares**"), and in lieu thereof additional shares (but not any fraction of a share) shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the Directors shall capitalise, out of such of the sums standing to the credit of reserves (including any share premium account or capital redemption reserve) or profit and loss account as the Directors may determine, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that occasion on such basis and shall apply the same in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to and amongst the holders of the elected Ordinary Shares on such basis.

125.7 The additional Ordinary Shares so allotted on any occasion shall rank *pari passu* in all respects with the fully-paid Ordinary Shares in issue on the record date for the relevant dividend save only as regards participation in the relevant dividend.

125.8 Article 124 shall apply (*mutatis mutandis*) to any capitalisation made pursuant to this Article.

125.9 No fraction of an Ordinary Share shall be allotted. The Directors may make such provision as they think fit for any fractional entitlements including, without limitation, provision whereby, in whole or in part, the benefit thereof accrues to the Company and/or fractional entitlements are accrued and/or retained and in either case accumulated on behalf of any ordinary shareholder.

125.10 The Directors may on any occasion determine that rights of election shall not be made available to any ordinary shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an

offer of rights of election would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

125.11 In relation to any particular proposed dividend the Directors may in their absolute discretion decide (i) that shareholders shall not be entitled to make any election in respect thereof and that any election previously made shall not extend to such dividend or (ii) at any time prior to the allotment of the Ordinary Shares which would otherwise be allotted in lieu thereof, that all elections to take shares in lieu of such dividend shall be treated as not applying to that dividend, and if so the dividend shall be paid in cash as if no elections had been made in respect of it.

Accounts

126 Accounting records

Accounting records sufficient to show and explain the Company's transactions and otherwise complying with the Statutes shall be kept at the Office, or at such other place as the Directors think fit, and shall always be open to inspection by the officers of the Company. Subject as aforesaid no member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors.

127 Copies of accounts for members

A copy of every balance sheet and profit and loss account which is to be laid before a General Meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) shall not less than 21 days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of General Meetings from the Company under the provisions of the Statutes or of these Articles provided that this Article shall not require a copy of these documents to be sent to any member to whom a summary financial statement is sent in accordance with the Statutes nor to more than one of joint holders nor to any person of whose postal address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office.

Auditors

128 Validity of Auditor's acts

Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

129 Auditor's right to attend General Meetings

An Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor.

Communication with Members

130 Service of notices etc

130.1 The Company may, subject to and in accordance with the Companies Act 2006 and these Articles, send or supply all types of notices, documents or information to members by electronic means and/or by means of a website.

130.2 The Company Communications Provisions have effect for the purposes of any provision of the Companies Acts or these Articles that authorises or requires notices, documents or information to be sent or supplied by or to the Company.

130.3 Any notice, document or information (including a share certificate) which is sent or supplied by the Company in hard copy form or in electronic form but to be delivered other than by electronic means and which is sent by pre-paid post and properly addressed shall be deemed to have been received by the intended recipient at the expiration of 24 hours (or, where second class mail is employed, 48 hours) after the time it was posted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed, pre-paid and posted.

130.4 Any notice, document or information which is sent or supplied by the Company by electronic means shall be deemed to have been received by the intended recipient 24 hours after the time it was sent, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed.

130.5 Any notice, document or information which is sent or supplied by the Company by means of a website shall be deemed to have been received when the material was first made available on the website or, if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website.

130.6 The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or proceeding.

130.7 The provisions of this Article shall have effect in place of the Company Communications Provisions relating to deemed delivery of documents or information.

131 Joint holders

Anything which needs to be agreed or specified by the joint holders of a share shall for all purposes be taken to be agreed or specified by all the joint holders where it has been agreed or specified by the joint holder whose name stands first in the Register in respect of the share.

Any notice, document or information which is authorised or required to be sent or supplied to joint holders of a share may be sent or supplied to the joint holder whose name stands first in the Register in respect of the share, to the exclusion of the other joint holders.

The provisions of this Article shall have effect in place of the Company Communications Provisions regarding joint holders of shares.

132 Deceased and bankrupt members

132.1 A person who claims to be entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law shall supply to the Company:

132.1.1 such evidence as the Directors may reasonably require to show his title to the share; and

132.1.2 an address within the United Kingdom for the service of notices,

whereupon he shall be entitled to have served upon or delivered to him at such address any notice, document or information to which the said member would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice, document or information on all persons interested (whether jointly with or as claiming through or under him) in the share.

132.2 Save as provided by paragraph 131.1, any notice, document or information delivered or sent by post to or left at the address of any member on pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company has notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member as sole or first-named joint holder.

132.3 The provisions of this Article shall have effect, subject to any mandatory provision of the Statutes, in place of the Company Communication Provisions regarding the death or bankruptcy or a holder of shares in the Company.

133 Overseas members

The Company shall not be required to send notice of any general meeting to a member who (having no registered address within the United Kingdom) has not supplied to the Company a postal address within the United Kingdom.

134 Suspension of postal services

If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a shareholders' meeting by notices sent through the post, such meeting may be convened by a notice advertised in at least one national newspaper and such notice shall be deemed to have been duly served on all members entitled thereto on the day when the advertisement appears (or first appears). In any such case the Company may still, where applicable, serve notice by electronic communication and shall send confirmatory copies of the notice by post to members to whom it was not sent by electronic communication if at least seven days prior to the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

135 Signature or authentication of documents sent by electronic means

Where these Articles require a document to be signed or authenticated by a member or other person then any notice or other document sent by electronic means must be authenticated by confirmation of the identity of the sender. Such confirmation may be provided by incorporation of the electronic signature or personal identification details (which may be details previously allocated by the Company) of that member or other person, in such form as the Directors may approve, or be accompanied by such other evidence (including evidence in accordance with the last sentence of Article 68.3) as the Directors may require to satisfy themselves that the document is genuine. Alternatively the Company may accept as sufficient authentication of a document a statement of the identity of the sender which the Company has no reason to suspect is untrue. The Company may designate mechanisms for validating any such document, and any such document not so validated by use of such mechanisms shall be deemed not to have been received by the Company.

135.1

136 Statutory requirements as to notices

Nothing in any of the preceding seven Articles shall affect any requirement of the Statutes that any particular offer, notice or other document be served in any particular manner.

Winding Up

137 Directors' power to petition

The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up.

138 Distribution of assets *in specie*

If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the Court) the Liquidator may, with the authority of an Extraordinary Resolution, divide among the members *in specie* or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the Liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

Destruction of Documents

139 Destruction of documents

Subject to compliance with the rules (as defined in the CREST Regulations) applicable to shares of the Company in uncertificated form, the Company shall be entitled to destroy all instruments of transfer or other documents which have been registered or on the basis of which registration was made at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company provided always that:

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article;

(c) any document referred to above may, subject to the Statutes, be destroyed before the end of the relevant period so long as a copy of such document (whether made electronically, by microfilm, by digital imaging or by any other means) has been made and is retained until the end of the relevant period; and

(d) references herein to the destruction of any document include references to the disposal thereof in any manner.

Indemnity

140 Indemnity

140.1 Subject to the provisions of, and so far as may be permitted by and consistent with, the Statutes, every Director and officer of the Company shall be indemnified by the Company out of its own funds against (a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company other than (i) any liability to the Company or any associated company (as defined in Section 309A(6) of the Companies Act 1985) and (ii) any liability of the kind referred to in Sections 309B(3) or (4) of the Companies Act 1985; and (b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation

to or in connection with his duties, powers or office. Where a Director or officer is indemnified against any liability in accordance with this paragraph 140.1, such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

140.2 Without prejudice to paragraph 140.1 above, the Directors shall have power to purchase and maintain insurance for or for the benefit of (i) any person who is or was at any time a Director or officer of any Relevant Company (as defined in paragraph 140.3 below), or (ii) any person who is or was at any time a trustee of any pension fund or employees' share scheme in which employees of any Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by or attaching to him in respect of any act or omission in the actual or purported execution and/or discharge of his duties and/or in the exercise or purported exercise of his powers and/or otherwise in relation to his duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees' share scheme (and all costs, charges, losses, expenses and liabilities incurred by him in relation thereto).

140.3 For the purpose of paragraph 140.2 above "**Relevant Company**" shall mean the Company, any holding company of the Company or any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company, or any subsidiary undertaking of the Company or of such other body.

140.4 Subject to the provisions of and so far as may be permitted by the Statutes, the Company (i) may provide a Director or officer with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with any application under the provisions mentioned in Section 337A(2) of the Companies Act 1985 and (ii) may do anything to enable a Director or officer to avoid incurring such expenditure, but so that the terms set out in Section 337A(4) of the Companies Act 1985 shall apply to any such provision of funds or other things done.

NAMES AND ADDRESSES OF SUBSCRIBERS

Iain Fenn
One Silk Street
London EC2Y 8HQ

Nicholas Rumsby
One Silk Street
London EC2Y 8HQ

Dated 30 June 2006

Witness to the above signatures

Jay Verjee

One Silk Street
London EC2Y 8HQ

Table of Contents

Page

ANNEX A

Home Retail Group plc
(Incorporated under the Companies Act 1985
as a public limited company and registered in England and Wales with Registered No. 5863533
the "Company")

Disclosure/Reporting Requirements
(i) pursuant to the laws of England and Wales;
(ii) pursuant to the requirements of the Financial Services Authority (the "FSA") or the London Stock Exchange; or
(iii) information to be distributed to holders of the Company's securities.

Event requiring public filing or disclosure	**Period for filing or disclosure**	**Authority**	**Availability**
Memorandum and articles of association	To the registrar of companies on incorporation	S.10 Companies Act 1985	paper
Amendments to memorandum and articles of association	Two copies of the proposed amendment to the FSA no later than the Company sends the notice convening the meeting to decide on the amendment. Notice of the amendment to the registrar of companies within 15 days of the amendment taking effect	S.18 Companies Act 1985 Listing Rules	paper
Annual Reporting and Accounts (Directors' report, auditors' report, annual accounts and operating financial review (OFR))	The Annual Report and accounts including a management report and responsibility statement must be published as soon as possible and in any event within 4 months of the Company's year end Publication is by means of a Regulatory Information Services ("**RIS**") announcement and must remain available to the public	FSA's Disclosure and Transparency Rules ("**DTR**") S.441 Companies Act 2006 (for the general duty to file accounts and reports to the registrar - the remaining	website

//

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Availability
	for at least five years To shareholders, holders of debentures and every other person who is entitled to receive notice of general meetings, not less than 21 days before the date of the meeting at which copies of those documents are to be presented, which must be held within 7 months of the Company's financial year end To the registrar of companies within 7 months of the Company's financial year end	requirements of S.242 Companies Act 1985 will stay in force until April 2008) Listing Rules	
Preliminary announcement of results for the Company's financial year-end	To a RIS as soon as possible after Board approval, or within 120 days of the end of the period to which the statement relates.	Listing Rules	website
Half-yearly report containing "condensed" financial statements, a management report and a responsibility statement	Notice to a RIS of the publication of the report as soon as possible after its approval by the Board. Report must be approved and published by means of a RIS announcement within 2 months of the end of the period to which it relates The reports are no longer required to be sent either to all holders of listed securities of the Company or advertised in at least one national paper but must however remain available to the public for at least five years	DTR	website
Interim management statement giving a general description of the issuer's financial position and performance	This statement must be published by means of a RIS announcement not earlier than week 11 nor later than week 20 in each six-month financial period	DTR	website
Notices of general meetings with explanatory circulars and proxy voting forms	To shareholders and the FSA not less than 21 days before annual general meetings or meetings where it is intended to propose a special resolution; not less than 14 days before other general meetings	Ss.307(2), (3), S.324(1) and (2) Companies Act 2006 (effective October 2007) Listing Rules	paper

//

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Availability
		Company's articles of association	
Annual return	To the registrar of companies within 28 days of the anniversary of the Company's date of incorporation and annually thereafter within 28 days of the anniversary of the date of delivery of the previous annual return	S.363 Companies Act 1985	paper
Annual information update referring to all information that has been made available to the public over the previous 12 months	To the FSA via release through a RIS within 20 working days of the publication of the Annual Reporting and Accounts	Prospectus Rules	website
All special and extraordinary resolutions of shareholders and resolutions to authorise the allotment of securities or the purchase by the Company of its own shares	To the registrar of companies within 15 days of the passing of the resolution	S.380 Companies Act 1985	website
Two copies of all resolutions passed by the Company other than resolutions concerning ordinary business at an annual general meeting	To the FSA as soon as possible after the meeting	Listing Rules	website
Notification of a resolution of the Company authorising an alteration of share capital including new issues and the results of any new issue of listed securities	To the registrar of companies within one month but in the case of an increase in share capital, within 15 days and to a RIS as soon as possible	S.122 Companies Act 1985 Listing Rules	website
Resolution to reduce share capital	Resolution to be filed with the registrar of companies within 15	S.135 Companies Act 1985	website

//

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Availability
and court order and minutes relating thereto	days of the resolution taking effect; court order and minutes to be filed with the registrar of companies promptly after receipt from the court		
Notice of change of particulars of directors or secretary or any important change in the functions or executive responsibilities of a director	To the registrar of companies within 14 business days of the date of occurrence and to a RIS as soon as possible and no later than the end of the business day following the decision by the Company, where it is a change to the Board and within 5 days where there is an appointment of a new director	S.167 Companies Act 2006 (effective October 2007) Listing Rules	website
Notice of change of registered office	To the registrar of companies on occurrence	S.287 Companies Act 1985	website
Change in the Company's name	To a RIS and the FSA in writing and a copy of the revised certificate of incorporation (issued by the registrar of companies) to the FSA	Listing Rules S.28 Companies Act 1985	website
Notice of allotment of shares or securities	To the registrar of companies one month after allotment	S.88 Companies Act 1985	website
Notice of purchase of own shares	Proposal to purchase own shares to a RIS as soon as possible. Outcome of the shareholders' meeting to discuss this proposal must also be notified to a RIS as soon as possible Share return to be sent to registrar of companies within 28 days of the purchase and notify a RIS as soon as possible	S.169 Companies Act 1985 Listing Rules	website
Notice of location of share register and any change of location	To the registrar of companies within 14 days of occurrence	S.353 Companies Act 1985	website
Notification of change of accounting reference date	To a RIS and registrar of companies as soon as possible	S.225 Companies Act 1985 Listing Rules	website
Directors' service contracts	Available for inspection at the registered office during normal	S.228 Companies Act 2006	paper

//

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Availability
	business hours Shareholders have a right to request a copy of any director's service contract from the Company	(effective October 2007)	
Notification of certain charges over assets of the Company	To the registrar of companies within 21 days of creation of the charge	S.395 Companies Act 1985	website
Generally, in addition to any specific requirements regarding notification otherwise contained in the Listing Rules, any inside information (information that would be likely to be used by a reasonable investor as part of his investment decisions and would therefore have a significant effect on the price of the issuer's securities) which directly concerns the issuer	To a RIS as soon as possible	DTR	website
Two copies of all circulars, notices, reports, announcements or other documents to which the Listing Rules apply issued by the Company and required to be filed with the FSA	To the FSA at the same time as they are issued	Listing Rules	website
Announcements of Board decisions on dividends, profits and other matters requiring announcements	To a RIS as soon as possible and not later than 7:30 a.m. on the next business day	Listing Rules	website
Any amendments of rights attaching to any class of listed securities or any security in respect thereof listed equity	To a RIS as soon as possible	Listing Rules	website

//

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Availability
securities which are converted into equity shares			
Any redemption of listed shares	To a RIS as soon as possible and to the registrar of companies within 28 days	Listing Rules S.122 Companies Act 1985	website
Basis of equity securities offered to public for cash and of open offers to shareholders	To a RIS as soon as possible	Listing Rules	website
Any extensions of time granted for the currency of temporary documents of title	To a RIS as soon as possible	Listing Rules	website
The effect, if any, of the issue of further securities on the terms of the exercise of rights under warrants, options and convertible securities	To a RIS as soon as possible	Listing Rules	website
The result of any issue of equity securities or preference shares or of a public offering of existing securities or other equity securities	To a RIS as soon as possible	Listing Rules	website
Details of acquisition or realisations required to be disclosed pursuant to Chapters 10 and 11 of the Listing Rules	To a RIS as soon as possible after terms agreed	Listing Rules	website
Circulars and notices of meetings in connection with acquisitions or realisations pursuant to Chapters 10	Final copies to the FSA at the time of the issue	Listing Rules	website

//

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Availability
or 11 of the Listing Rules			
Listing particulars and prospectuses in respect of admission of securities to the Official List of the London Stock Exchange	To the FSA at least two business days prior to consideration of the application for admission to listing	Financial Services and Markets Act 2000 Listing Rules	website
Details of the issue price and principal terms of any rights issue and the results of such an issue including details of rights not taken up	To a RIS as soon as possible	Listing Rules	website
Notification of information disclosed in accordance with DTR 5 and section 212 of the Companies Act 1985	Issuers must publish a monthly statement of the total number of voting shares in issue, and of the number of treasury shares held. This must be made at the end of each calendar month, unless there is no change in the month To a RIS as soon as possible and in any event by the end of the business day following the notification of an interest received from the shareholders Where a shareholder has a notification obligation, the notification must be made both to the FSA (electronically) and to the issuer. The deadline for notification is two trading days after the date on which the holder knows or should have known of the acquisition, disposal or other event giving rise to a notification obligation Under the DTR, issuers must disclose acquisitions or disposals of treasury shares if these cause them to cross the 5% or 10% threshold in terms of the number of treasury shares they hold as a percentage of total shares in issue	Companies Act 2006 DTR	website

//

Event requiring public filing or disclosure	**Period for filing or disclosure**	**Authority**	**Availability**
Notification duties of directors' and persons discharging managerial responsibilities' (PDMRs) interests in the securities of the Company in accordance with section 324 and section 328 of the Companies Act 1985	To a RIS (by the end of the business day following receipt by the Company of the information)	Listing Rules DTR	website
Purchase by or on behalf of the Company of any of its equity securities other than equity shares or preference shares	When 10 per cent. of the initial amount has been purchased, redeemed or cancelled, and in any event not later than 7.30 a.m. on a business day following date of which relevant threshold is reached or exceeded	Listing Rules	website
Variation and disposals of equity shares under an exemption allowed I the lock-up arrangements	To a RIS as soon as possible	Listing Rules	website
Any information required to be disclosed pursuant to the City Code on Takeovers and Mergers	To a RIS within the period specified under the City Code on Takeovers and Mergers	Takeover Code	website

//


HOME
RETAIL
GROUP

Home Retail Group plc
Avebury
489-499 Avebury Boulevard
Milton Keynes
MK9 2NW
www.homeretailgroup.com

25 May 2007

Dear Shareholder

Invitation to Use Electronic Communications

Following a recent change in legislation, companies now have the opportunity to make greater use of electronic communications. Resolutions to enable Home Retail Group plc (the "Company") to take advantage of the new legislation will be proposed at the Company's Annual General Meeting on Tuesday 3 July 2007 (Resolutions 18 and 19 as set out in the Notice of Meeting). If these resolutions are passed, there will be a number of different ways in which you can choose to receive shareholder communications. The purpose of this letter is to invite you to allow the Company to communicate with you by electronic means and by means of a website.

The Company would like to take advantage of the new legislation for a number of reasons. Increased use of electronic communications (e.g. by email or by means of a website) for the transmission of the Company's annual accounts, notices of shareholder meetings and other documents which are required to be sent to you as a shareholder ("shareholder information") will deliver significant savings to the Company in terms of administration, printing and postage costs. It will also speed up the communication of information to you in a convenient form, whilst at the same time delivering significant environmental benefits through reduced use of paper and of the energy required for production and distribution.

Please read this letter carefully and follow the instructions on the reply card enclosed with this letter. The effect of your election (if any) on the enclosed reply card will be conditional upon the passing of Resolutions 18 and 19 at the Company's Annual General Meeting as referred to above.

Please note that if you decide that you wish to receive shareholder information by means of a website or by email, you will need to ensure that you have the appropriate equipment and computer capabilities sufficient for the purpose. Notwithstanding any choice you make to be supplied with documents by email and/or means of a website, the Company reserves the right to send any shareholder information to you in hard (i.e. paper) copy form by post.

Receiving shareholder information by means of a website

For many shareholders it will be convenient to access shareholder information by means of a website (which would typically be the Company's own website www.homeretailgroup.com). The Company will notify you by post or (where you have chosen email communications as explained below) by email when shareholder information has been placed on the website, giving details of the website address, the place on the website where it may be accessed, and how to access the document or information.

You will still have the right to request (at no extra charge) hard copy versions of shareholder information sent or supplied to you by means of a website.

If you would like to receive shareholder information by means of a website, you need take no action and do not need to return the enclosed reply card. If you do not return the reply card by 17 July 2007, you will be deemed to have agreed that the Company may send or supply documents or information to you by means of a website.

If you wish to continue to receive shareholder information in hard copy form you must select Option 3 on the enclosed reply card and return it in accordance with the instructions set out on the reply card.

Registered office
Avebury 489-499 Avebury Boulevard,
Milton Keynes MK9 2NW
Registered in London No. 5863533

Receiving shareholder information by email

Many shareholders have already supplied the Company with an email address for the receipt of shareholder information. If you have not previously supplied the Company with an email address, you may do so by visiting www.shareview.co.uk and filling in your details where indicated. Alternatively you may select Option 1 on the enclosed reply card, fill in your email address where indicated and return it in accordance with the instructions set out on the reply card.

Please also note the following:

- Any email communication will be deemed to have been received by you 24 hours after it is sent to the email address the Company has on file. The Company cannot be held responsible for any failure in transmission beyond its control, any more than it can for postal failures.
- The election and relevant contact address details will stand until such time as the Company receives alternative instructions from you. It will be your responsibility to notify the Company of any change to your name, address, email address or other contact details.
- The Company takes all reasonable precautions to ensure no viruses are present in any communication it sends out, but the Company cannot accept responsibility for loss or damage arising from the opening or use of any email or attachments from the Company, and recommends that you subject all messages to virus checking procedures prior to use.

Yours faithfully



Gordon Bentley

Company Secretary


HOME
RETAIL
GROUP

Home Retail Group plc
Annual General Meeting 2007

This document is important and requires your immediate attention.

If you are in any doubt as to the action you should take, you are recommended to obtain your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser who, if you are taking advice in the UK, is authorised under Part VI of the Financial Services and Markets Act 2000, or from an appropriately authorised *independent* financial adviser if you are in a territory outside the United Kingdom.

If you have sold or otherwise transferred all your Home Retail Group plc ordinary shares, please send this letter together with the accompanying documents as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected, for delivery to the purchaser or transferee.



Registered Office:
Avebury
489 - 499 Avebury Boulevard
Milton Keynes
MK9 2NW

Home Retail Group plc
Incorporated in London
No. 5863533

25 May 2007

Dear Shareholder

Annual General Meeting: 3 July 2007

I am pleased to be writing to you with details of our first Annual General Meeting ("AGM") which we are holding on Tuesday 3 July 2007 at 11.30 am at the London Marriott Hotel, Grosvenor Square, London W1K 6JP. As you will see from the Notice of Meeting which follows this letter, there are a number of items of business to be considered and I am writing to you to explain their purpose.

Resolutions

Annual resolutions

Resolutions 1 to 11 inclusive will each be proposed as ordinary resolutions and will be passed if more than 50 per cent of votes cast are in favour. They deal with the receipt of the report of the directors and the financial statements of the Company for the financial period ended 3 March 2007 together with the report of the auditors, the approval of the directors' remuneration report, the declaration of a final dividend, the re-election of directors, the re-appointment of PricewaterhouseCoopers LLP as auditors and the authorisation of the directors to fix the auditors' remuneration.

Change in year-end

The financial period to which the annual report and financial statements relate is shorter than a full year due to the change in the Company's year-end. This change aligned year-end reporting dates across the Group at the end of February to avoid distortions relating to the timing of Easter.

Directors

As part of the demerger from GUS plc, John Coombe, Andy Hornby, Terry Duddy, Richard Ashton and I were appointed to the Board of the Company. Penny Hughes was appointed to the Board on 11 December 2006. Penny's considerable experience in retail and consumer marketing and as a non-executive director make her a strong addition to our Board. Each of the directors will offer themselves for election. The Board considers that the performance of each of the directors continues to be effective and that they demonstrate commitment to their roles.

Biographical details of each of the directors are set out on page 38 of the annual report and financial statements for 2007.

EU Political Donations

Resolutions 12, 13 and 14 are ordinary resolutions which will be passed if more than 50 per cent of votes are cast in favour and relate to authority for the Company and certain of its subsidiaries to make political donations and incur political expenditure which might otherwise be prohibited by Part XA of the Companies Act 1985 (the "Companies Act").

Resolution 12 seeks authority in relation to the Company up to an aggregate amount not exceeding £50,000 during the period from the date of the AGM until the conclusion of the Annual General Meeting to be held in 2008. Resolutions 13 and 14 seek corresponding authorities from shareholders in relation to the Company's main operating subsidiaries, Argos Limited and Homebase Limited.

It is the Group's policy not to make donations to political parties and the Board has no intention of altering this policy. However, the definitions in the Companies Act of political donations, EU political organisations and EU political expenditure are broadly drafted and may have the effect of covering some normal business activities. These might include making provision for employees to take paid time off to participate in trade union activities, campaign for public office, sponsorship of industrial forums and involvement in seminars and functions to which politicians may be invited. The penalties for breach of these provisions of the Companies Act are severe and, accordingly, the Company wishes to ensure that neither it nor any of its subsidiary companies inadvertently commits any breaches of the Companies Act through the undertaking of routine activities which would not normally be considered to result in the making of political donations.

Powers to allot shares and disapply pre-emption rights

Resolution 15 is an ordinary resolution which will be passed if more than 50 per cent of votes are cast in favour. The purpose of resolution 15 is to grant the directors limited authority to exercise the powers of the Company to allot relevant securities up to an aggregate nominal amount of £29,248,166 being approximately 33.3 per cent of the Company's issued ordinary share capital as at 11 May 2007. The Company did not hold any treasury shares as at 11 May 2007.

Resolution 16 is a special resolution which will be passed if at least 75 per cent of the votes cast are in favour. The purpose of resolution 16 is to confer on the directors restricted power to allot equity securities (including any treasury shares) wholly for cash, without offering those equity securities pro rata to existing shareholders up to an aggregate nominal amount of £4,387,225 representing 5 per cent of the Company's issued ordinary share capital as at 11 May 2007, and no more than 7.5 per cent over a rolling three-year period, notwithstanding statutory provisions giving pre-emptive rights to existing shareholders pro rata to their existing shareholdings.

The Board considers that it is in the best interests of the Company and its shareholders generally that the Company should have the flexibility conferred by the above authorities to make small issues of shares for cash as suitable opportunities arise, although the Board has no present intention of exercising either of these authorities. If granted, both of these authorities will expire on the earlier of 2 October 2008 or the conclusion of the Annual General Meeting to be held in 2008.

Purchase of own shares

Resolution 17 is a special resolution which will be passed if at least 75 per cent of the votes cast are in favour. The purpose of resolution 17 is to put in place a new authority to enable the Company to make market purchases of up to a maximum of 87,000,000 ordinary shares being approximately 9.9 per cent of the issued ordinary share capital as at 11 May 2007. The directors' exercise of this authority is subject to the stated upper and lower limits on the price payable which reflect the requirements of the Listing Rules. The directors will only exercise the power of purchase after careful consideration and in circumstances where, in the light of market conditions prevailing at the time, other investment opportunities, appropriate gearing levels and the overall financial position of the Company, it is satisfied that it is in the best interests of the Company and of its shareholders generally to do so and where there would be expected to be a resulting increase in earnings per share. The directors intend to keep under review the potential to purchase ordinary shares.

The Companies Act permits the Company, following the purchase of its own shares, to hold those shares in treasury. Treasury shares are essentially shares which have been repurchased by the Company and which it is allowed to hold pending either reselling them for cash, cancelling them or, if authorised, using them for the purposes of its employee share plans. Holding the repurchased shares as treasury shares gives the Company the ability to resell them quickly and cost-effectively and provides the Company with additional flexibility in the management of its capital base. No dividends will be paid on and no voting rights will be exercised in respect of ordinary shares held in treasury. Ordinary shares held as treasury shares are not automatically cancelled and will not be taken into account in future calculations of earnings per share (unless they are subsequently resold or transferred out of treasury). If treasury shares are used to satisfy the requirements of share-based incentive schemes, this would be within the overall 10 per cent anti-dilution limit for such share issues. The ceiling on which this limit would be calculated would be based on shares held by shareholders other than the Company and would exclude treasury shares. If the Board exercises the authority conferred by resolution 17, the Company will either cancel the repurchased ordinary shares or hold such shares in treasury.

The total number of options to subscribe for equity shares outstanding as at 11 May 2007 was 16,254,681 representing 1.9 per cent of the issued ordinary share capital at that date. If the full authority being sought was utilised, so reducing the issued ordinary share capital by an equivalent amount, the figure of 16,254,681 would represent approximately 2.1 per cent of the issued ordinary share capital at that date.

If granted, this authority will expire on the earlier of 2 October 2008 or the conclusion of the Annual General Meeting to be held in 2008.

Electronic Communications

Resolution 18 is an ordinary resolution which will be passed if more than 50 per cent of votes are cast in favour. The purpose of resolution 18 is to seek general authority from shareholders to send or supply documents or information to shareholders in electronic form (e.g. by email) or by means of a website, so taking advantage of new legislation regarding electronic communications with shareholders which became effective on 20 January 2007. The passing of this resolution will require various changes to the articles of association of the Company to reflect the new legislation on electronic communications.

Existing legislation permits the Company to communicate with shareholders electronically (e.g. by fax, email or by means of a website) in respect of certain types of information they receive from the Company and many shareholders have already signed up for this means of communication. However, the new legislation makes two important changes:

- **all** company notices, documents and other information ("shareholder information") can now be provided to shareholders electronically, provided that they agree to this and provide an appropriate (e.g. email) address; and

- if shareholders are invited to agree that the Company may send or supply shareholder information by means of a website, those who do not respond within 28 days are **deemed to have agreed** to the Company communicating shareholder information to them by means of a website.

Where shareholders agree (or are deemed to have agreed) to communication of shareholder information by means of a website, shareholders must be notified of the availability of the relevant document or information on the website, the address of the website, the place on the website where it may be accessed and how to access the document or information. This information will be provided to shareholders by post or by email (if they have provided us with an email address for this purpose).

The Company would like to take advantage of the new legislation as early as possible. Increased use of electronic communications will deliver significant savings to the Company in terms of administration, printing and postage costs. It will also speed up the communication of information to shareholders in a convenient form, whilst at the same time delivering significant environmental benefits through reduced use of paper and of the energy required for production and distribution.

If you have received this letter in hard copy form, you will find enclosed an invitation to use electronic means for the communication to you of shareholder information and a reply card allowing you to make an election, if you choose to do so, as to how you wish to receive such information. **Please read this invitation letter carefully.** Action is required by you if you wish to continue to receive shareholder information in hard copy form. If you do not return the enclosed reply card, you will be deemed to have agreed to the communication of shareholder information by means of a website.

Amendments of articles of association

Resolution 19 is a special resolution which will be passed if at least 75 per cent of the votes cast are in favour. The purpose of resolution 19 is to authorise changes to the articles of association of the Company to incorporate the changes referred to above relating to electronic communications and to make a number of minor consequential changes required by the Companies Act 2006. A summary of the principal changes is set out in the Appendix to the Notice of Meeting. Copies of the articles of association incorporating the changes to be authorised by this resolution will be available for inspection at the Company's registered office during usual business hours on weekdays (Saturdays and Sundays and public holidays excluded) as well as on the Company's website until the conclusion of the AGM and will also be available for inspection at the location of the AGM from at least 15 minutes prior to the commencement of the AGM until its conclusion.

Electronic proxy voting

As you will see from the notes to the Notice of Meeting, we are offering shareholders the opportunity to register their proxy appointment and instructions electronically, instead of by completing and returning the enclosed Form of Proxy. All proxy appointments must be received by the Company's Registrars, Lloyds TSB Registrars, by 11.30 am on 1 July 2007.

Action required

Formal Notice of the AGM including the resolutions to be proposed at that meeting is set out on pages 6 to 11 of this document. If you cannot come to the AGM and would like to vote on the resolutions to be proposed at the meeting, please fill in the Form of Proxy sent to you with this notice and return it to the Company's Registrars, Lloyds TSB Registrars as soon as possible, and in any event so as to reach the Company's Registrars by 11.30 am on 1 July 2007. Completion and return of the Form of Proxy will not preclude you from attending and voting in person at the AGM should you subsequently decide to do so.

Recommendations

Your Board consider that all the resolutions in the Notice of Meeting are in the best interests of the Company and its shareholders and recommends that the shareholders vote in favour of each of them at the AGM, as each of the directors intends to do in respect of his or her own beneficial holdings.

Yours faithfully



Oliver Stocken

Chairman

Notice of Meeting

Notice is hereby given that the first Annual General Meeting of Home Retail Group plc ("the Company") will be held at the London Marriott Hotel, Grosvenor Square, London W1K 6JP on Tuesday, 3 July 2007 commencing at 11.30 am. You will be asked to consider and, if thought fit, pass the following resolutions.

Ordinary business

Resolutions 1 to 11 to be passed as ordinary resolutions.

1. To receive the report of the directors, the report of the auditors and the financial statements of the Company for the financial period ended 3 March 2007.
2. To approve the directors' remuneration report contained in the financial statements and reports of the Company for the financial period ended 3 March 2007.
3. To declare a final dividend of 9.0p per ordinary share.

To elect as directors of the Company the following persons:

4. Oliver Stocken
5. John Coombe
6. Andy Hornby
7. Penny Hughes
8. Terry Duddy
9. Richard Ashton
10. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the conclusion of the next general meeting at which financial statements and reports are laid before the Company.
11. To authorise the directors to fix the remuneration of the auditors.

Special business

12. To authorise the Company by an ordinary resolution in accordance with section 347C of the Companies Act 1985 (the "Act"):
    (i) to make donations to EU political organisations (as defined in section 347A of the Act); and
    (ii) to incur EU political expenditure (as defined in section 347A of the Act), not exceeding £50,000 in total commencing on the date of the passing of this Resolution and ending on the date of the Annual General Meeting in 2008.
13. To authorise Argos Limited by an ordinary resolution in accordance with section 347D of the Act:
    (i) to make donations to EU political organisations (as defined in section 347A of the Act); and
    (ii) to incur EU political expenditure (as defined in section 347A of the Act), not exceeding £25,000 in total commencing on the date of the passing of this Resolution and ending on the date of the Annual General Meeting in 2008.
14. To authorise Homebase Limited by an ordinary resolution in accordance with section 347D of the Act:
    (i) to make donations to EU political organisations (as defined in section 347A of the Act); and
    (ii) to incur EU political expenditure (as defined in section 347A of the Act), not exceeding £25,000 commencing on the date of the passing of this Resolution and ending on the date of the Annual General Meeting in 2008.
15. To approve by an ordinary resolution:
    (i) that the authority conferred on the directors by paragraph 9.2 of article 9 of the Company's articles of association be renewed for the period ending on the date of the Annual General Meeting in 2008 or on 2 October 2008, whichever is the earlier and for such period the Section 80 Amount shall be £29,248,166 and

(ii) that such authority shall be in substitution for all previous authorities pursuant to Section 80 of the Act which are hereby revoked, without prejudice to any allotment of securities prior to the date of this resolution (or thereafter pursuant to any offer or agreement made prior thereto).

16. To approve by a special resolution:

(i) that subject to the passing of Resolution 15 set out above, the power conferred on the directors by paragraph 9.3 of article 9 of the Company's articles of association be renewed for the period referred to in such resolution and for such period the Section 89 Amount shall be £4,387,225; and

(ii) that such authority shall be in substitution for previous powers pursuant to Section 89 of the Act which are hereby revoked, without prejudice to any allotment or sale of securities prior to the date of this resolution (or thereafter pursuant to any offer or agreement made prior thereto).

17. To authorise the Company by a special resolution, generally and unconditionally for the purpose of Section 166 of the Act, to make market purchases (as defined in Section 163 of the Act) of ordinary shares in the capital of the Company on such terms and in such manner as the directors may from time to time determine, provided that:

(i) the maximum number of ordinary shares which may be purchased is 87,000,000;

(ii) the minimum price (not including expenses) which may be paid for each share is 10p; and

(iii) the maximum price (not including expenses) which may be paid for each ordinary share is an amount equal to the higher of (a) 105 per cent of the average market value of the Company's ordinary shares as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant share is purchased or (b) the higher of the price of the last independent trade and the highest current bid as stipulated by Article 5(1) of Commission Regulation (EC) 22 December 2003 implementing the Market Abuse Directive as regards exemptions for buy-back programmes and stabilisation of financial instruments (No. 2273/2003).

The authority hereby conferred shall expire on the earlier of 2 October 2008 or the conclusion of the Annual General Meeting of the Company to be held in 2008 (except that the Company shall be entitled at any time prior to the expiry of this authority, to make a contract of purchase which would or might be executed wholly or partly after such expiry and to purchase shares in accordance with such contract as if the authority conferred had not expired) unless such authority is reviewed prior to such time.

18. To authorise the Company by an ordinary resolution, subject to and in accordance with the provisions of the Companies Act 2006 and the Company's articles of association, to send, convey or supply all types of notices, documents or information to the members by means of electronic equipment for the processing (including digital compression), storage and transmission of data, employing wires, radio optical technologies, or any other electromagnetic means, including by making such notices, documents or information available on a website.

19. To amend the Company's articles of association by special resolution in accordance with the Summary of Principal Changes set out as an appendix to this Notice of Meeting and the copy of the articles of association containing the proposed amendments in full which is produced to the meeting and initialled by the Chairman for the purpose of identification.

By Order of the Board
Gordon Bentley
Secretary

25 May 2007

Registered Office:
Avebury
489-499 Avebury Boulevard
Milton Keynes
MK9 2NW

Notes

1. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only registered holders of fully paid shares or their duly appointed representatives are entitled to attend and vote at the Annual General Meeting. Those shareholders entered on the Register of Members of the Company as at 6pm on 1 July 2007 shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the Register after 6pm on 1 July 2007 shall be disregarded in determining the rights of any person to attend and vote at the meeting. If the meeting is adjourned to a time not more than 48 hours after the specified time applicable to the original meeting, that time will also apply for the purpose of determining the entitlement of shareholders to attend and vote (and for the purposes of determining the number of votes they may cast) at the adjourned meeting. If, however, the meeting is adjourned for a longer period then, to be so entitled, shareholders must be entered on the Company's Register of Members at the time which is 48 hours before the time fixed for the adjourned meeting, or, if the Company gives notice of the adjourned meeting, at the time specified in that notice.

2. It is proposed that the final dividend of 9.0p per ordinary share will be paid on 25 July 2007 to those persons on the Register of Members at the close of business on 25 May 2007. Dividend warrants will be posted on 24 July 2007.

3. Copies of the service contracts of directors with the Company or any of its subsidiaries and the terms and conditions of appointment of all non-executive directors and the Register of Directors' Interests will be available for inspection at the registered office of the Company during normal business hours on any weekday (public holidays excepted) and at the London Marriott Hotel, Grosvenor Square, London W1K 6JP on 3 July 2007 from 11.15 am until the conclusion of the meeting.

4. A registered shareholder entitled to attend and vote at the Annual General Meeting may appoint a proxy or proxies pursuant to the Company's Articles of Association to attend and, on a poll, to vote in his/her place. A proxy need not be a member of the Company. The appointment of a proxy will not preclude shareholders entitled to attend and vote at the meeting (or at any adjournment(s) of the meeting) from doing so in person if they so wish.

5. To be valid, an appointment of proxy must be returned using one of the following methods:

   - by sending the enclosed Form of Proxy (together, if appropriate, with the power of attorney or other written authority under which it is signed or a certified copy of such power or authority) to the office of the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZH; or

   - by logging onto www.sharevote.co.uk, entering the Reference Number, Card ID and Account Number printed on the enclosed appointment of proxy (which, together, make up a unique 24-character reference number) and following the online instructions. If requested, Lloyds TSB Registrars will send an acknowledgement that the online proxy appointment has been lodged with them; or

   - in the case of members who have registered for a Shareview portfolio with Lloyds TSB Registrars, by logging onto their portfolio at www.shareview.co.uk, clicking on "Company Meetings" and following the on-line instructions. If requested, Lloyds TSB Registrars will send an acknowledgement that the on-line proxy appointment has been lodged with them; or

   - in the case of CREST members, by utilising the CREST electronic proxy appointment service;

   and in each case the appointment of proxy (together with any relevant power/authority) must be received (or, in the case of the appointment of a proxy through CREST, retrieved by enquiry to CREST in the manner prescribed by CREST) by the Company's Registrars not later than 48 hours before the time appointed for holding the meeting.

6 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the meeting and any adjournments(s) of the meeting by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in Note 5 above.

For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee by other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Appendix

Summary of Principal Changes to the Articles of Association

Introduction

A number of provisions in the Companies Act 2006 (including those relating to electronic communications between companies and their shareholders and investigation by a public company of interests in its shares) came into force on 20 January 2007.

The proposed changes to the articles of association deal with the new electronic communications regime and make certain other changes required by the provisions of the Companies Act 2006 that were brought into force on 20 January 2007.

Article 63 - Restriction on voting in particular circumstances

Section 212 of the Companies Act 1985 previously allowed a public company to investigate interests in its shares. Section 212 of the Companies Act 1985 was repealed on 20 January 2007 and replaced with substantially similar provisions contained in Part 22 of the Companies Act 2006. The provisions of section 212 of the Companies Act 1985 have been replaced by section 793 of the Companies Act 2006 and the proposed changes to articles 63.2, 63.7 and 63.8 reflect this.

Article 67 - Form of proxy

Article 84 - Nomination of director for election

Article 123 - Waiver of dividend

Article 135 - Signature or authentication of documents sent by electronic means

The current article 135 provides a mechanism for the Company to recognise authentication of documents sent to it by shareholders. The Company Communications Provisions of the Companies Act 2006 (which came into force on 20 January 2007 and which prescribe methods of communication by and to the Company for documents or information authorised or required by any provision of the Companies Acts) provide companies with greater flexibility in how they choose to recognise authentication of documents sent to them by shareholders. The proposed changes to article 135 allow the Company to take advantage of this flexibility and the proposed changes to articles 67, 84 and 123 are consequential to this change.

Article 68 -Deposit of form of proxy

Article 88 - Convening of meetings of directors

The Company Communication Provisions introduce new terminology relating to electronic communication between companies and their shareholders. The proposed change to article 68 reflects these changes in terminology, and the proposed change to article 88 makes similar changes to the provisions governing the convening of meetings of directors.

Article 93 - Written resolutions

Currently, in order for the board of directors to pass a written resolution, each director is required to sign a hard copy of the written resolution. New language is to be incorporated in article 93 to allow the directors to approve written resolutions of the board in electronic form. This change will facilitate the passing of board resolutions at short notice, where convening a full board meeting or circulating a hard copy written resolution may not be practicable.

Article 95 - Directors may have interests

Article 96 - Restrictions on voting

The definition of a "connected person" for the purposes of these articles was previously linked to that in Part VI of the Companies Act 1985. Part VI of the Companies Act 1985 was repealed on 20 January 2007 and replaced with a similar definition in Part 22 of the Companies Act 2006. The changes to these articles reflect this change.

Article 130 - Service of notices etc

Under the current articles of association and in connection with the statutory regime in place prior to 20 January 2007, the Company is currently able to send or supply only certain types of shareholder communication by electronic means or by means of a website. The proposed new article 130 allows the Company to send all notices, documents and information (whether authorised or required under the Companies Acts or the articles of association) by electronic means and/or by making them available on a website, and the Company

Communications Provisions apply to all such communications. Deemed notice provisions replace the "default" statutory provisions, so that notices are deemed to have been received (i) where despatched by post, 24 hours (or 48 hours where second class post is used) after posting, (ii) where electronic means are used, 24 hours following transmission and (iii) in the case of website communications, when material is made available on a website (or, if later, on receipt of notice of such availability).

Shareholders who have not notified the Company of an email address at which they wish to receive notices, documents and information will continue to receive notices, documents and information in hard copy form, or (where communication by means of a website is permitted) notification in hard copy form that notices, documents or information have been made available by means of a website. Shareholders who wish to receive notices, documents or information by email will need to supply the Company with an address for this purpose.

Article 131 - Joint Holders

Article 132 - Deceased and bankrupt members

Article 133 - Overseas members

Article 134 - Suspension of postal services

The proposed changes to these articles are necessary as a result of the proposed changes to article 130 described above. They broadly seek to maintain the effect of the existing articles of association to the extent permitted by the new statutory communications regime.


FSC

Home Retail Group plc
Annual General Meeting 2007 attendance card

HOME RETAIL GROUP

Shareholders are invited to attend the Annual General Meeting of Home Retail Group plc to be held on Tuesday 3 July 2007 at 11.30 am at the London Marriott Hotel, Grosvenor Square, London W1K 6JP. If you wish to attend the Meeting please bring this card with you and present it at the registration desk.

If you do not wish to attend the Meeting please complete, detach and return the proxy form opposite. Alternatively, you can submit your proxy form electronically at www.sharevote.co.uk using the series of numbers printed on the proxy form.

Home Retail Group plc
Electronic communications reply card

HOME RETAIL GROUP

Shareholder Reference [ ] 3066-003-6

Your options - please refer to the accompanying letter

Option 1 - Email notification

To receive notification to your own email address that documents or information are available on our website - simply visit www.shareview.co.uk and fill in your details.

Alternatively, tick this box, fill in your email address below and return this form. Ticking this box and providing your email address will result in you joining the Shareview Service and accepting its terms and conditions which can be found online at www.shareview.info/terms. ☐

My email address is:

Option 2 - Website

If you no longer require hard copy documents, you don't need to take any action. You will be able to view any of the Company's shareholder documents such as annual reports and financial statements online following publication - we will let you know what is available at the time of publication.

Option 3 - Receive paper

To continue to receive documents in the traditional paper form, please tick this box and return this form to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA. ☐

You can change your instructions at any time by writing to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA.

Home Retail Group plc
Annual General Meeting 2007 Location

HOME RETAIL GROUP


GLOUCESTER PL
BAKER ST
MORTIMER ST
WIGMORE ST
Oxford Circus
OXFORD ST
Bond Street
SEYMORE ST
OXFORD ST
LONDON MARRIOTT HOTEL
Marble Arch
PARK LANE
BROOK ST
GROSVENOR ST
REGENT ST
UPPER BROOK ST
UPPER GROSVENOR ST
SOUTH AUDLEY ST
BERKELEY ST
PARK LANE
PICCADILLY

The Annual General Meeting of Home Retail Group plc to be held on Tuesday 3 July 2007 at 11.30 am at The London Marriott Hotel, Grosvenor Square, London W1K 6JP.

RESPONSE LICENCE No.
SEA7145

1

Lloyds TSB Registrars
The Causeway
Worthing
BN99 6AS





Annual General Meeting 2007 Form of Proxy

Reference number | Card ID | Account number

I/we the undersigned, being a member/members of the above-named Company, hereby appoint the Chairman of the Meeting or

(see note 2) as my/our proxy to attend and, on a poll, to vote or abstain from voting as indicated below (and at his/her discretion in respect of any other matters arising) at the Annual General Meeting of the Company to be held on Tuesday, 3 July 2007 and at any adjournment thereof.

Resolutions	For	Against	Vote Withheld
Ordinary Business			
1. To receive the report of the directors, the report of the auditors and the financial statements for the financial period ended 3 March 2007			
2. To approve the directors' remuneration report for the financial period ended 3 March 2007			
3. To declare a final dividend of 9.0p per ordinary share			
4. To elect Oliver Stocken as a director of the Company			
5. To elect John Coombe as a director of the Company			
6. To elect Andy Hornby as a director of the Company			
7. To elect Penny Hughes as a director of the Company			
8. To elect Terry Duddy as a director of the Company			
9. To elect Richard Ashton as a director of the Company			
10. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company			
11. To authorise the directors to fix the remuneration of the auditors			
Special Business			
12. To authorise the Company to make political donations to EU political organisations/incur EU political expenditure			
13. To authorise Argos Limited to make political donations to EU political organisations/incur EU political expenditure			
14. To authorise Homebase Limited to make political donations to EU political organisations/incur EU political expenditure			
15. To authorise the directors to allot ordinary shares			
16. To authorise the directors to disapply pre-emption rights			
17. To authorise the Company to purchase its own shares			
18. To authorise the Company to send information by electronic means and by means of a website			
19. To amend the articles of association to permit the sending of information by electronic means and by means of a website and to make certain other changes relating to the Companies Act 2006			

3066-002-9




Date | Signature/s

Notes to the appointment of a proxy

1. Please indicate in the box provided how you wish your vote to be cast or withheld on a poll in respect of each of the Resolutions set out above, otherwise, the proxy will vote or abstain at his/her discretion. A vote withheld is not a vote in law and will not be counted in the calculation of votes. If you are using this form: IT WOULD BE HELPFUL IF YOU COULD COMPLETE THE APPROPRIATE BOXES IN BLACK INK AS FOLLOWS: X
2. You are entitled to appoint a proxy or proxies of your choice. A proxy need not be a member of the Company. If you wish to appoint such a person, please delete the words "the Chairman of the Meeting or", initial the alteration (if you are using this form) and PRINT the name of the person you wish to appoint in the box provided.
3. Where the member is a corporation, this form must be executed as a deed or under seal or under the hand of an officer or other person duly authorised in writing.
4. In the case of joint holder(s), only one need sign this form, but the name(s) of the other joint holders must be shown. The vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). Seniority will be determined by the order in which the names of the holders appear in the Register of Members in respect of the joint holding.
5. To be valid, this form (together, if appropriate, with the power of attorney or other written authority under which it is signed or a certified copy of such power or authority) must be received at the office of the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZH not later than 48 hours before the time appointed for holding the Meeting. Alternatively, you may appoint a proxy electronically – for further information please see notes 4 and 5 of the Notice of Meeting.
6. The appointment of a proxy does not preclude members entitled to attend and vote at the Meeting (or at any adjournment of the Meeting) from doing so in person if they so wish.

RESPONSE LICENCE No.
SEA10844



Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6ZH

BLUEPRINT 2000

363a

Please complete in typescript, or in bold black capitals.

Annual Return

CHFP010

Company Number 5863533

Company Name in full HOME RETAIL GROUP plc

Date of this return
The information in this return is made up to

Day		Month		Year			
3	0	0	6	2	0	0	7

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day		Month		Year			
0	1	1	0	2	0	0	7

Registered Office
Show here the address **at the date of this return.**

Avebury, 489-499 Avebury Boulevard

Any change of registered office must be notified on form

Post town: Milton Keynes

County / Region:

UK Postcode: MK9 2NW

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

LLOYDS TSB REGISTRARS, THE CAUSEWAY

Post town: WORTHING

County / Region: WEST SUSSEX   UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

-- Not Applicable --

Post town:

County / Region: UK Postcode:

Company type

Public limited company		Please tick the appropriate box
Private company limited by shares	X	
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Name

* Style / Title:

Forename(s): GORDON ANDREW

Surname: BENTLEY

Address †† ☐ 7 Holly Bush Lane

Post town: Harpenden

County / Region: Hertfordshire   UK Postcode: AL5 4AL

Country: United Kingdom

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	31 05 1966
Forename(s)	RICHARD JOHN
Surname	ASHTON
Address †† [ ]	42 Woodall Close, Middleton
Post town	Milton Keynes
County / Region	Buckinghamshire
UK Postcode	MK10 9JZ
Country	United Kingdom
Nationality	British
Business occupation	Finance Director

Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	17 03 1945
Forename(s)	JOHN DAVID
Surname	COOMBE
Address †† [X]	8 Canada Square
Post town	London
County / Region	
UK Postcode	E14 5HQ
Country	
Nationality	British
Business occupation	Company Director

BLUEPRINT 2000

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 07 04 1956

Forename(s): TERENCE

Surname: DUDDY

Address †† [ ]: Little Pollards, Pollards Park, Nightingales Lane

Post town: Chalfont St. Giles

County / Region: Buckinghamshire

UK Postcode: HP8 4SN

Country:

Nationality: British

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 21 10 1967

Forename(s): ANDREW HEDLEY

Surname: HORNBY

Address †† [X]: The Mound

Post town: Edinburgh

County / Region:

UK Postcode: EH1 1YZ

Country:

Nationality: British

Business occupation: Chief Executive - Retail

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 3 1 0 7 1 9 5 9

Forename(s): PENELOPE LESLEY

Surname: HUGHES

Address †† 35 Broom Water

Post town: Teddington

County / Region: Middlesex — UK Postcode: TW11 9QJ

Country: — **Nationality** British

Business occupation Non-Executive Director

Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 2 2 1 2 1 9 4 1

Forename(s): OLIVER HENRY JAMES

Surname: STOCKEN

Address †† 25C Marryat Road

Post town: Wimbledon

County / Region: London — UK Postcode: SW19 5BB

Country: England — **Nationality** British

Business occupation Company Director

BLUEPRINT 2000

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary	2	£0.20
Totals	2	0.20

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period		
A list of changes is enclosed		
A full list of shareholders is enclosed	X	

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 16/07/07

† Please delete as appropriate.

† a ~~director~~/ secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 2 continuation sheets. *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Mike Willis, Home Retail Group Corporate Secretariat,

489-499 Avebury Boulevard, Milton Keynes, MK9 2NW

Tel

DX number DX exchange

BLUEPRINT 2000

2000

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 5863533

Company Name in full HOME RETAIL GROUP plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively



Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate)	
		Class and number of shares or amount of stock transferred	Date of registration of transfer
Name IAIN FENN Address One Silk Street, London UK postcode EC2Y 8HQ	£0.10 Ordinary Shares Held 1		
Name NICHOLAS RUMSBY Address One Silk Street, London UK postcode EC2Y 8HQ	£0.10 Ordinary Shares Held 1		
Name Address UK postcode			

BLUEPRINT 2000

List of past and present shareholders
Schedule to form 363a

CHFP010

Company Number 5863533

Company Name in full HOME RETAIL GROUP plc

- ➤ Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- ➤ You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following the incorporation;
  - Every third annual return after a full list has been provided
- ➤ List the company shareholders in alphabetical order or provide an index
- ➤ List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: IAIN FENN Address: One Silk Street, London UK postcode: EC2Y 8HQ	£25,000.00 Redeemable Preference Shares Held 0	1	26/02/2007
Name: NICHOLAS RUMSBY Address: One Silk Street, London UK postcode: EC2Y 8HQ	£25,000.00 Redeemable Preference Shares Held 0	1	26/02/2007
Name: Address: UK postcode:			


HOME
RETAIL
GROUP

Home Retail Group plc
Avebury
489-499 Avebury Boulevard
Saxon Gate West
Central Milton Keynes
MK9 2NW

13th December 2006

Ms Penny Hughes
35 Broom Water
Teddington
Middlesex
TW11 9QJ

Dear Penny

I am writing to confirm the terms of your appointment as a non-executive director of Home Retail Group plc (the "**Company**").

1 Appointment

Your appointment is intended to be for an initial term of three years commencing on 11th December 2006, unless otherwise terminated earlier by and at the discretion of either party upon one month's written notice. Non-executive directors are typically expected to serve up to a maximum of three, three-year terms, subject to review by the Board every three years. Your appointment is subject to the provisions of the Companies Act 1985, general law and the Company's Articles of Association from time to time in force. You will understand that continuation of your contract of appointment, which is a contract of services and is not a contract of employment, is contingent on satisfactory performance and re-election at forthcoming Annual General Meetings.

2 Time Commitment

Overall we anticipate a time commitment for meetings of approximately fifteen days per year. This will include attendance at six scheduled Board meetings per annum. From time to time there will, of course, be a need for additional Board meetings to be convened. In addition to Board meetings, you will also be required to attend the Annual General Meeting of the Company unless your absence has been authorised by the Board.

You will be required to serve on the Board's principal committees: the Audit Committee, Remuneration Committee and Nomination Committee.

In addition to attending these meetings you will be expected to devote appropriate time to ad hoc matters arising from time to time and to preparation ahead of each meeting.

You should seek the agreement of the Board before accepting additional commitments that might impact on the time you are able to devote to your role as a non-executive director of the Company.

3 Role as Director

Your duties will be those normally required of a non-executive director. As you will be aware, non-executive directors have the same general legal responsibilities to the Company as executive directors. The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company's affairs.

4 Fees and benefits

With effect from the date of your appointment to 31 March 2007 your fees will comprise the pro rata equivalent of £60,000 per annum. The fee will be subject to an annual review by the Board and for future years part of the fee may be paid in Company shares if the Board so determines.

The Company will reimburse you for all reasonable and properly documented expenses you incur in performing the duties of your office.

As the appointment is of a non-executive nature you will only participate in the remuneration programmes offered to non-executives (if any).

5 Outside Interests

It is accepted and acknowledged that you have interests in Reuters Group PLC, Bridgepoint Venture Capital, GAP Inc and Skandinaviska Enskilda Banken and as President of the Advertising Association. If you take on any additional business interests or become aware of any potential conflicts of interests, these must be disclosed to me and the Company Secretary as soon as they arise or become known to you. It may then be the case that the Board will seek to exclude you from its discussions on such matters until the potential conflict of interest has been resolved.

On the date of your appointment the Board of the Company determined you to be independent according to provision A.3.1 of the Combined Code.

6 Confidentiality

All information acquired during your appointment is confidential to the Company and should not be released, either during your appointment or following termination (by whatever means), to third parties without prior clearance from me. Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price-sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from either me or the Company Secretary.

7 Review Process

The performance of the Board and its committees will be evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with me as soon as appropriate.

8 Insurance

The Company has directors' and officers' liability insurance and it will maintain such cover for the full term of your appointment. The level of the insurance cover is a matter for the Board to determine.

9 Independent Professional Advice

Occasions may arise when you personally consider that you need professional advice in the furtherance of your duties as a director. Circumstances may occur when it will be appropriate for you to seek advice from independent advisers at the Company's expense. The Company will reimburse the full cost of expenditure incurred in accordance with this policy. This will continue after you have left the Board in connection with any issues that subsequently emerge in relation to your time as a director. You should discuss any such

need with me and the Company Secretary in advance and notify us of any advice you commission.

10 Resignation

If you do not resign from the Board or the board of any subsidiary of the Company of which you are a director, having been requested to do so on termination of this contract in accordance with its terms, the Company will be appointed as your attorney to effect your resignation. By countersigning this letter, you irrevocably appoint the Company as your attorney to act on your behalf to execute any document or do anything in your name necessary to effect your resignation in accordance with this letter. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this paragraph, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

12 Governing Law

This letter will be governed by and construed in accordance with English law. Each of the parties submits to the exclusive jurisdiction of the English Courts as regards any claim or matter arising under this agreement.

I should be grateful if you would sign and return to me the attached copy of this letter to signify acceptance of its terms. You will note that this needs to be countersigned as a deed. This is for the power of attorney to be effective.

Yours sincerely



Oliver Stocken
For and on behalf of
Home Retail Group plc

EXECUTED as a **DEED** by
PENNY HUGHES
in the presence of: }



Witness's signature



Name M.W. PEMBERTON

Address BROOM HOUSE
BROOM WATER.
TEDDINGTON.
MIDDLESEX
TW11 9QJ


HOME
RETAIL
GROUP

Home Retail Group plc
Avebury
489-499 Avebury Boulevard
Saxon Gate West
Central Milton Keynes
MK9 2NW

3 October 2006

Andy Hornby Esq
Rose Cottage
Aldborough
York
Y051 9EX

Dear Andy

I am writing to confirm the terms of your appointment as a non-executive director of Home Retail Group plc (the "**Company**"). This appointment and the terms of this letter will cease to have effect if Admission does not occur in the year ending 31 March 2007.

1 Appointment

Your appointment is intended to be for an initial term of three years commencing on 5 July 2006, unless otherwise terminated earlier by and at the discretion of either party upon one month's written notice. Non-executive directors are typically expected to serve up to a maximum of three, three-year terms, subject to review by the Board every three years. Your appointment is subject to the provisions of the Companies Act 1985, general law and the Company's Articles of Association from time to time in force. You will understand that continuation of your contract of appointment, which is a contract of services and is not a contract of employment, is contingent on satisfactory performance and re-election at forthcoming Annual General Meetings.

2 Time Commitment

Overall we anticipate a time commitment for meetings of approximately fifteen days per year. This will include attendance at six scheduled Board meetings per annum. From time to time there will, of course, be a need for additional Board meetings to be convened. In addition to Board meetings, you will also be required to attend the Annual General Meeting of the Company unless your absence has been authorised by the Board.

You will be required to serve on the Board's principal committees: the Audit Committee, Remuneration Committee and Nomination Committee. It has been agreed that you be appointed as Chairman of the Remuneration Committee.

In addition to attending these meetings you will be expected to devote appropriate time to ad hoc matters arising from time to time and to preparation ahead of each meeting.

You should seek the agreement of the Board before accepting additional commitments that might impact on the time you are able to devote to your role as a non-executive director of the Company.

3 Role as Director

Your duties will be those normally required of a non-executive director. As you will be aware, non-executive directors have the same general legal responsibilities to the Company as executive directors. The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company's affairs.

4 Fees and benefits

With effect from Admission to 31 March 2007 your fees will comprise the pro rata equivalent of your annual remuneration from GUS plc namely £35,000 in cash and 2,500 GUS shares adjusted to take account of your appointment as Chairman of the Remuneration Committee (in respect of which you will be paid the pro rata equivalent of an additional £10,000 per annum and 1,500 GUS shares) The fee will be subject to an annual review by the Board and for future years part of the fee may be paid in Company shares if the Board so determines.

The Company will reimburse you for all reasonable and properly documented expenses you incur in performing the duties of your office.

As the appointment is of a non-executive nature you will only participate in the remuneration programmes offered to non-executives (if any).

5 Outside Interests

It is accepted and acknowledged that you have interests in HBOS plc. If you take on any additional business interests or become aware of any potential conflicts of interests, these must be disclosed to me and the Company Secretary as soon as they arise or become known to you. It may then be the case that the Board will seek to exclude you from its discussions on such matters until the potential conflict of interest has been resolved.

On the date of your appointment the Board of the Company determined you to be independent according to provision A.3.1 of the Combined Code.

6 Confidentiality

All information acquired during your appointment is confidential to the Company and should not be released, either during your appointment or following termination (by whatever means), to third parties without prior clearance from me. Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price-sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from either myself or the Company Secretary.

7 Review Process

The performance of the Board and its committees will be evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with me as soon as appropriate.

8 Insurance

The Company has directors' and officers' liability insurance and it will maintain such cover for the full term of your appointment. The level of the insurance cover is a matter for the Board to determine.

9 Independent Professional Advice

Occasions may arise when you personally consider that you need professional advice in the furtherance of your duties as a director. Circumstances may occur when it will be appropriate for you to seek advice from independent advisers at the Company's expense. The Company will reimburse the full cost of expenditure incurred in accordance with this policy. This will continue after you have left the Board in connection with any issues that subsequently emerge in relation to your time as a director. You should discuss any such need with me and the Company Secretary in advance and notify us of any advice you commission.

10 Resignation

If you do not resign from the Board or the board of any subsidiary of the Company of which you are a director, having been requested to do so on termination of this contract in accordance with its terms, the Company will be appointed as your attorney to effect your resignation. By countersigning this letter, you irrevocably appoint the Company as your attorney to act on your behalf to execute any document or do anything in your name necessary to effect your resignation in accordance with this letter. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this paragraph, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

12 Governing Law

This letter will be governed by and construed in accordance with English law. Each of the parties submits to the exclusive jurisdiction of the English Courts as regards any claim or matter arising under this agreement.

13 Definitions

In this agreement "**Admission**" means the date on which the ordinary shares of the Company are admitted to the Official List of the Financial Services Authority together with Admission to trading on the London Stock Exchange main market for listed securities.

I should be grateful if you would sign and return to me the attached copy of this letter to signify acceptance of its terms. You will note that this needs to be countersigned as a deed. This is for the power of attorney to be effective.

Yours sincerely



Oliver Stocken
For and on behalf of
Home Retail Group plc

EXECUTED as a **DEED** by
ANDY HORNBY
in the presence of:



Witness's signature 

Name ELAINE SCHAGAD

Address HBOS plc
The Mound, Edinburgh EH1 1YZ



3 October 2006

John Coombe Esq
Langdon
Burtons Way
Little Chalfont
Buckinghamshire
HP8 4BW

Dear John

I am writing to confirm the terms of your appointment as a non-executive director of Home Retail Group plc (the "**Company**"). This appointment and the terms of this letter will cease to have effect if Admission does not occur in the year ending 31 March 2007.

1 Appointment

Your appointment is intended to be for an initial term of three years commencing on 5 July 2006, unless otherwise terminated earlier by and at the discretion of either party upon one month's written notice. Non-executive directors are typically expected to serve up to a maximum of three, three-year terms, subject to review by the Board every three years. Your appointment is subject to the provisions of the Companies Act 1985, general law and the Company's Articles of Association from time to time in force. You will understand that continuation of your contract of appointment, which is a contract of services and is not a contract of employment, is contingent on satisfactory performance and re-election at forthcoming Annual General Meetings

2 Time Commitment

Overall we anticipate a time commitment for meetings of approximately fifteen days per year. This will include attendance at six scheduled Board meetings per annum. From time to time there will, of course, be a need for additional Board meetings to be convened. In addition to Board meetings, you will also be required to attend the Annual General Meeting of the Company unless your absence has been authorised by the Board.

You will be required to serve on the Board's principal committees: the Audit Committee, Remuneration Committee and the Nomination Committee. It has been agreed that you be appointed as Chairman of the Audit Committee.

In addition to attending these meetings you will be expected to devote appropriate time to ad hoc matters arising from time to time and to preparation ahead of each meeting.

You should seek the agreement of the Board before accepting additional commitments that might impact on the time you are able to devote to your role as a non-executive director of the Company.

3 Role as Director

Your duties will be those normally required of a non-executive director. As you will be aware, non-executive directors have the same general legal responsibilities to the Company as executive directors. The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company's affairs.

4 Senior Independent Director

On the date of your appointment the Board determined you to be independent in accordance with provision A.3.1. of the Combined Code. As agreed you have been appointed as the Senior Independent Director and it is a requirement of that appointment that you continue to be independent in accordance with A.3.1. of the Combined Code. You should inform the Chairman and the Company Secretary if you do not believe you can maintain your independent status.

5 Fees and benefits

With effect from Admission to 31 March 2007 your fees will comprise the pro rata equivalent of your annual remuneration from GUS plc namely £45,000 in cash and 4,000 GUS shares adjusted to take account of your appointment as Senior Independent Director (in respect of which you will be paid the pro rata equivalent of an additional £10,000 per annum). The fee will be subject to an annual review by the Board and for future years part of the fee may be paid in Company shares if the Board so determines.

The Company will reimburse you for all reasonable and properly documented expenses you incur in performing the duties of your office.

As the appointment is of a non-executive nature you will only participate in the remuneration programmes offered to non-executives (if any).

6 Outside Interests

It is accepted and acknowledged that you have interests in Siemens AG, HSBC Holdings plc, Hogg Robinson plc, the Royal Academy of Arts and are a member of the Code Committee of the Panel of Takeovers and Mergers. If you take on any additional business interests or become aware of any potential conflicts of interests, these must be disclosed to me and the Company Secretary as soon as they arise or become known to you. It may then be the case that the Board will seek to exclude you from its discussions on such matters until the potential conflict of interest has been resolved.

7 Confidentiality

All information acquired during your appointment is confidential to the Company and should not be released, either during your appointment or following termination (by whatever means), to third parties without prior clearance from me. Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price-sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from either myself or the Company Secretary.

8 Review Process

The performance of the Board and its committees will be evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with me as soon as appropriate.

9 Insurance

The Company has directors' and officers' liability insurance and it will maintain such cover for the full term of your appointment. The level of the insurance cover is a matter for the Board to determine.

10 Independent Professional Advice

Occasions may arise when you personally consider that you need professional advice in the furtherance of your duties as a director. Circumstances may occur when it will be appropriate for you to seek advice from independent advisers at the Company's expense. The Company will reimburse the full cost of expenditure incurred in accordance with this policy. This will continue after you have left the Board in connection with any issues that subsequently emerge in relation to your time as a director. You should discuss any such need with me and the Company Secretary in advance and notify us of any advice you commission.

11 Resignation

If you do not resign from the Board or the board of any subsidiary of the Company of which you are a director, having been requested to do so on termination of this contract in accordance with its terms, the Company will be appointed as your attorney to effect your resignation. By countersigning this letter, you irrevocably appoint the Company as your attorney to act on your behalf to execute any document or do anything in your name necessary to effect your resignation in accordance with this letter. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this paragraph, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

13 Governing Law

This letter will be governed by and construed in accordance with English law. Each of the parties submits to the exclusive jurisdiction of the English Courts as regards any claim or matter arising under this agreement.

14 Definitions

In this agreement "**Admission**" means the date on which the ordinary shares of the Company are admitted to the Official List of the Financial Services Authority together with Admission to trading on the London Stock Exchange main market for listed securities.

I should be grateful if you would sign and return to me the attached copy of this letter to signify acceptance of its terms. You will note that this needs to be countersigned as a deed. This is for the power of attorney to be effective.

Yours sincerely



Oliver Stocken
For and on behalf of
Home Retail Group plc

EXECUTED as a **DEED** by
JOHN COOMBE
in the presence of:



Witness's signature 

Name MRS. L.J. CAKE

Address Global House
Victoria Street
Basingstoke
Hampshire
RG21 3BT.

Home Retail Group plc
Avebury
489-499 Avebury Boulevard
Saxon Gate West
Central Milton Keynes
MK9 2NW

HOME RETAIL GROUP

3 October 2006

Oliver Stocken Esq
25c Marryatt Road
London
SW19 5BB

Dear Oliver

I am writing to confirm the terms of your appointment as Chairman of Home Retail Group plc (the "**Company**"). This appointment and the terms of this letter will cease to have effect if Admission does not occur in the year ending 31 March 2007.

1 Appointment

Your appointment as Chairman commenced on 5 July 2006. Your appointment is subject to the provisions of the Companies Act 1985, general law and the Company's Articles of Association from time to time in force and may be terminated by and at the discretion of either party upon one month's written notice. You will understand that continuation of your contract of appointment, which is a contract for services and is not a contract of employment, is contingent on satisfactory performance and re-election at forthcoming Annual General Meetings. Your appointment as a non-executive director and Chairman of the Company are co-terminus. Accordingly, if you cease to be a director of the Company (for whatever reason) you will automatically cease to be Chairman of the Company and vice versa.

2 Role and Time Commitment

Your duties will be those normally required of a chairman of a company with shares listed on the main market of the London Stock Exchange. The Chairmanship of Home Retail Group plc should be your primary activity and you are expected to spend the time needed satisfactorily to discharge the responsibilities of the role. The time commitment for your role is expected to be in the order of two days per week. As Chairman you are also expected to be available, for example, for site visits and representative purposes. You should seek the agreement of the Board before accepting additional commitments that might materially impact on the time you are able to devote to your role as Chairman.

3 Fees and benefits

In recognition of your appointment as Chairman, your fee for the period from Admission to 31 March 2007 will be at a rate of £275,000 per annum and will take into account the relevant proportion of the value of the shares element of your GUS remuneration applicable to this period. From 1 April 2007 you will be paid a fee per annum to be determined by the Board which will be paid monthly in arrears and will be subject to an annual review by the Board. Such fee may be paid partly in shares if the Board so determines when setting fees from 1 April 2007.

The Company will reimburse you for all reasonable and properly documented expenses you incur in performing the duties of your office.

As the appointment is of a non-executive nature you will only participate in the remuneration programmes offered to non-executives.

4 Outside Interests

It is accepted and acknowledged that you have interests in 3i plc, Standard Chartered plc, Rutland Trust plc, Stanhope Group Holdings Limited, Oval Limited, the Natural History Museum, the Royal College of Art and the Henley River & Rowing Museum. If you take on any additional business interests or become aware of any potential conflicts of interests, these must be disclosed to the Board as soon as they arise or become known to you. It may then be the case that the Board will seek to exclude you from its discussions on such matters until the potential conflict of interest has been resolved.

On the date of your appointment the Board of the Company determined you to be independent according to provision A.3.1 of the Combined Code.

5 Confidentiality

All information acquired during your appointment is confidential to the Company and should not be released, either during your appointment or following termination (by whatever means), to third parties without prior clearance from me. Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price-sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from either myself or the Company Secretary.

6 Insurance

The Company has directors' and officers' liability insurance and it will maintain such cover for the full term of your appointment. The level of the insurance cover is a matter for the Board to determine.

7 Independent Professional Advice

Occasions may arise when you personally consider that you need professional advice in the furtherance of your duties as a director. Circumstances may occur when it will be appropriate for you to seek advice from independent advisers at the Company's expense. The Company will reimburse the full cost of expenditure incurred in accordance with this policy. This will continue after you have left the Board in connection with any issues that subsequently emerge in relation to your time as a director. You should discuss any such need with me and the Company Secretary in advance and notify us of any advice you commission.

8 Resignation

If you do not resign from the Board or the board of any subsidiary of the Company of which you are a director, having been requested to do so on termination of this contract in accordance with its terms, the Company will be appointed as your attorney to effect your resignation. By countersigning this letter, you irrevocably appoint the Company as your attorney to act on your behalf to execute any document or do anything in your name necessary to effect your resignation in accordance with this letter.

If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this paragraph, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

9 Governing Law

This letter will be governed by and construed in accordance with English law. Each of the parties submits to the exclusive jurisdiction of the English Courts as regards any claim or matter arising under this agreement.

10 Definitions

In this agreement "**Admission**" means the date on which the ordinary shares of the Company are admitted to the Official List of the Financial Services Authority together with Admission to trading on the *London Stock Exchange main market for listed* securities.

I should be grateful if you would sign and return to me the attached copy of this letter to signify acceptance of its terms. You will note that this needs to be countersigned as a *deed. This is for the power of attorney to be effective.*

Yours sincerely

John Coombe
For and on behalf of
Home Retail Group plc

EXECUTED as a **DEED** by
Oliver Stocken
in the presence of: }



Witness's signature



Name GILLIAN TAYLOR

Address 17 BRONDESBURY VILLAS
LONDON NW6 6AH

Dated 1 March 2005

(1) ARGOS LIMITED

(2) RICHARD ASHTON

SERVICE AGREEMENT

Subject to contract

SERVICE AGREEMENT

DATE: 1 March 2005

PARTIES:

(1) **ARGOS LIMITED** whose registered office is at 489-499 Avebury Boulevard, Saxon Gate West, Central Milton Keynes, MK9 2NW (the **"Company"**) and

(2) **RICHARD ASHTON** of **42 Woodall Close, Middleton, Milton Keynes, MK10 9JZ** (the **"Executive"**).

IT IS AGREED as follows:

1. INTERPRETATION

1.1 Definitions

In this Agreement the following words and phrases have the meanings given below:

"Appointment" the employment of the Executive on the terms of this Agreement;

"Associated Company" any company which for the time being is:

(i) GUS or any other holding company (as defined by s736 Companies Act 1985) of the Company;

(ii) a subsidiary (as defined by the same section) or a subsidiary undertaking (as defined by s258 Companies Act 1985) of GUS, the Company or of any holding company of the Company; or

(iii) a company over which GUS, the Company or any holding company of the

Company has control within the meaning of s416 Income and Corporation Taxes Act 1988.

"Board"	the board of directors of the Company, as constituted from time to time, including any duly appointed committee or nominee of the Board;
"Company Handbook"	section A of the Company's handbook, as amended from time to time, containing policies and procedures which are referred to in this Agreement;
"Day's Salary"	1/260th of the Executive's Salary;
"Effective Date"	the date specified at the outset of this Agreement;
"Executive's Personal Data"	Personal Data and Sensitive Personal Data;
"Group"	the Company and/or any Associated Company;
"GUS"	GUS plc, the current holding company of the Company;
"Holiday Year"	the period of twelve months commencing on 1 April of each calendar year;
"Personal Data"	personal data (as defined by s.1(1) Data Protection Act 1998) about the Executive;
"Salary"	the salary payable from time to time under Clauses 5.1 and 5.2 (*Salary*);
"Sensitive Personal Data"	data about the Executive's: (i) racial or ethnic origins;

(ii) political opinions

(iii) religious beliefs or other beliefs of a similar nature;

(iv) membership of a trade union;

(v) physical or mental health or condition;

(vi) sexual life;

(vii) commission or alleged commission of any offence, or any proceedings for any offence committed or alleged to have been committed by him, the disposal of such proceedings or any sentence of any court in connection with such proceedings;

"Stock Exchange" the London Stock Exchange plc;

"Termination" the ending of the Appointment however it arises and irrespective of its cause or manner but excluding wrongful termination by the Company in relation to Schedule 1, Paragraph 3 (*Restrictive Covenants*).

1.2 **Construction**

(a) The provisions of Schedule 13, Part 1, Companies Act 1985 apply in determining whether the Executive has an interest in any shares or other securities.

(b) References to acting directly or indirectly include acting alone or jointly with or on behalf of or by means of another person and/or giving advice or providing services with a view to assisting another person.

(c) References to a person include an individual, firm, corporation and any other organisation however it is constituted and words denoting the singular include the plural and vice versa.

(d) References to an individual holding a position in the Company or the Group mean the holder of that position from time to time or his or her nominee or such other representative as the Board may nominate.

(e) References to statutory provisions are construed as references to those provisions as amended or re-enacted from time to time (whether before or after the date of this Agreement) and references to documents are construed as references to documents as replaced or amended from time to time after the date of this Agreement.

(f) References to this Agreement include the Schedules which form part of this Agreement for all purposes.

(g) Unless the context otherwise requires, references to Clauses and Schedules are to Clauses and Schedules to this Agreement and reference in a Schedule to Paragraphs are to Paragraphs of that Schedule.

2. APPOINTMENT

2.1. Subject to the terms of this Agreement, the Company will from the Effective Date continue to employ the Executive as Finance Director, ARG. The Executive agrees to continue to serve the Company in that capacity or in such other capacity of similar status as may reasonably be required of him from time to time by the Board.

2.2. The appointment of the Executive as a director of the Company and of any Associated Company are subject to the relevant articles of association from time to time. The Executive will not, without the prior written consent of the Board, voluntarily do, or refrain from doing, any act whereby his office as a director of any such company is or becomes liable to be vacated.

3. DUTIES DURING THE APPOINTMENT

3.1 During the Appointment the Executive will:

(a) loyally and diligently perform such duties and exercise such powers for the Group as the Board may from time to time reasonably require and accept, without further payment, other offices within the Group;

(b) keep the Board properly and regularly informed about the business of the Group and his activities in those businesses;

(c) comply with the reasonable and lawful directions given from time to time by the Board;

(d) comply with the Company's Articles of Association, the code mentioned in Clause 3.4, internal codes of conduct for employees of the Group and all relevant policies and procedures;

(e) co-operate with the Group in complying with its obligations on health and safety; and

(f) promote and protect the interests of the Group, always giving it the full benefit of his knowledge, expertise and skill and will not knowingly or deliberately do anything which is to its detriment.

3.2 The Executive will (unless prevented by ill health or injury) devote the whole of his working time, attention and abilities during the Appointment to the business of the Group and will not without the prior written consent of the Board:

(a) accept any other appointment, work for or be directly or indirectly engaged in or concerned with the conduct of any other business; or

(b) be directly or indirectly financially interested in any such business, other than through his holding or being interested in bona fide investments representing not more than three per cent of any class of shares or securities in any company whether or not listed or dealt in on any recognised stock exchange.

3.3 The Executive will not, without the prior written consent of the Board, directly or indirectly receive or retain any payment or benefit, either in respect of any business transacted (whether or not by him) by or on behalf of the Group or with a view to any such business being transacted.

3.4 During the Appointment or while he is a director of the group the Executive will comply and will procure, so far as he is able, that his spouse and infant children (if any) or any trust in which he, his spouse or infant children may be concerned or interested as a trustee or beneficiary, comply with any code of conduct relating to securities transactions by directors and specified employees issued by the Group. A copy of the Code applicable at the date of the Appointment has been received by the Executive. The Executive will promptly give the Company such information as the Group may require to enable it to comply with its legal obligations or the requirements of the Stock Exchange.

3.5 The Executive will immediately report to the Chief Executive or the Board any breach of his obligations to the Group or any breach by other employees of their obligations to the Group of which he is aware.

4. LOCATION

The Executive will be based at the Company's Avebury Offices in Milton Keynes but may be required to work at other locations within a reasonable travelling distance of Milton Keynes. The Executive will also be required to travel to other locations within the United Kingdom and overseas in the performance of his duties.

5. SALARY AND BONUS

5.1 The Company or any Associated Company will pay to the Executive a Salary at the rate of £260,000 per annum which is inclusive of any director's fees which he may be entitled to as a director of the Group. This Salary will accrue from day to day and will be payable by equal instalments in arrears. The Salary will be subject to such deductions as may be required by law or under the terms of this Agreement.

5.2 The Board will review the Salary annually, effective from 1 April, but such review does not necessarily imply an increase. The review will take account of such factors as the Board considers, in its *absolute discretion*, to be appropriate.

5.3 The Executive will, in addition to his Salary, be eligible for a discretionary annual bonus. The terms and amount of this bonus will be approved from time to time by the Board in its sole discretion. Upon the Termination of the Appointment or (if earlier) upon either party giving notice under Clause 12 (*Termination*) and the Company exercising its rights under Clause 12.4 (*Termination*), the Executive will have no rights as a result of this Agreement or any alleged breach of this Agreement to any compensation under or in respect of any bonus scheme. Any rights which he may have under such scheme will be exclusively governed by the prevailing rules of the scheme.

5.4 The Group may deduct from any money owed or owing to the Executive any money which the Executive owes to the Company or any Associated Company.

6. EXPENSES

In accordance with the Company's prevailing policy on expenses, the Executive will be entitled, on production of satisfactory evidence of payment or expenditure, to be reimbursed all reasonable out-of-pocket expenses properly and wholly incurred by him in the performance of his duties. Any credit cards supplied to him by the Company may only be used for expenses incurred by him in the performance of those duties. The Executive agrees to take good care of such card(s) and immediately to report the loss of them to the Company and to return the card(s) immediately to the Company on request.

7. ILL HEALTH AND INJURY

7.1 If during the Appointment the Executive is physically or mentally unable to perform his duties for the Group as a result of ill health or injury, he will nevertheless, for so long as the Appointment continues, be entitled to his

Executive will hold these proceeds on trust for the Company to apply them in repayment of this obligation.

7.4 If the Executive has been incapacitated by ill health or injury for the initial period set out in Clause 7.1, the Company may, at any time prior to both his full recovery and full return to work and notwithstanding any other provision of this Agreement, terminate the Appointment by notice in writing to the Executive in accordance with Clause 12.1.

8. MEDICAL EXAMINATIONS

8.1 During each calendar year of the Appointment, the Executive agrees to submit to a medical examination at the Company's expense by a medical practitioner of the Company's choice. This examination will be carried out on a confidential basis between the Executive and the medical practitioner.

8.2 At the request and expense of the Company, the Executive will submit himself to a medical examination by a suitably qualified person of the Company's choice. The Company may make a request at any time whether or not the Executive is unable to perform his duties for the Group as a result of ill health or injury. If that person is unable to confirm that the Executive is fit to perform his duties or if there are factors which such person considers are relevant to the performance of those duties, the Executive will co-operate in ensuring the prompt delivery of all relevant medical reports to the Company and will allow the Company access to any relevant medical report which has been prepared by a medical practitioner responsible for his clinical care.

9. HOLIDAYS

9.1 The Executive will (in addition to normal public holidays) be entitled to 29 paid days' holiday in each complete Holiday Year during the Appointment. The Executive will take no fewer than 20 days holiday (including public holidays) in each Holiday Year. This holiday is to be taken at such times as are convenient to the Company in line with its operational requirements and the availability of other directors of the Company. The Company may require

the Executive to take any outstanding holiday during any period of notice under Clause 12.1 (*Termination*) or for which he is not required to work pursuant to Clause 12.4 (*Termination*).

9.2 The entitlement to holiday accrues pro rata throughout each Holiday Year. Any entitlement to holiday remaining at the end of any Holiday Year will lapse and no salary in lieu of such entitlement will be paid. If the Executive is requested for business reasons not to take holiday and, as a result, does not use the full holiday entitlement in any Holiday Year, the Executive may carry forward up to nine days to the next Holiday Year, so long as that entitlement is taken in the next Holiday Year.

9.3 On the Termination of the Appointment (other than by reason of Clause 12.2 (*Termination*) or where he terminates the Appointment in breach of its terms) the Executive will be entitled to a Day's Salary in lieu of each day's holiday accrued due but not taken. If he has taken holiday in excess of his accrued entitlement, the Company may deduct a Day's Salary for each excess day taken from any monies owed to him by the Company. In cases of dismissal for gross misconduct, the amount of any payment in lieu of outstanding holiday entitlement shall be calculated as being one penny per day.

10. BENEFITS DURING THE APPOINTMENT

10.1 The Executive will be eligible to be a member of the Company's pension scheme. Membership will be subject to the provisions governing that scheme, including conditions relating to risk and benefits and the powers of amendments and termination and subject to such restrictions or limitations imposed by law or regulation up to the permitted maximum (as defined in s.590c Income and Corporation Taxes Act 1988). In addition the Company will pay 10 per cent of the Salary as a supplement. The Company reserves the right to change the provision of these benefits and to determine in its sole discretion the level of and the manner in which it provides them to the Executive.

10.2 During the Appointment the *Company* will, at its expense, provide the following insured benefits:

(a) The Company has established a medical trust which will provide private medical benefits for the Executive, his partner and dependent children up to the age of 18 years (or if longer, 24 years for so long as those children are in full time education), subject to the trustees agreeing to accept the Executive's membership;

(b) Life assurance cover for the Executive equal to four times the Salary.

The provision of these insured benefits will be subject to the provisions governing such insurance and on such terms as the Board may from time to time decide including, but not limited to, deductibles, caps, exclusions and aggregate limits and the obtaining of insurance at reasonable rates of premium. If the Executive seeks details of the precise terms applicable in any given year, he should contact the Group Policy & Reward department.

10.3 The Company will reimburse the Executive for two subscriptions paid by him for membership of associations which is in accordance with the Company's policy from time to time.

10.4 If the Company provides any other benefits, they are done on the basis that these are entirely discretionary and may be withdrawn or amended at any time.

11. COMPANY CAR/CAR ALLOWANCE

11.1 The Company will provide the Executive with a car or, at the Company's option, a cash alternative in accordance with and subject to its car allocation and use policy from time to time in operation, for use in the performance of the Executive's duties in the Group and the Executive agrees to use it as may be necessary. The Executive will also be entitled to reasonable use of the car for the Executive's private purposes, subject to such restrictions and upon such conditions as the Company may from time to time impose. If the Executive uses a vehicle in the performance of his duties which is not owned or leased by the Group, the Executive must ensure that, before it is used, it is properly maintained and insured for business use.

11.2 The Company will bear the cost of insuring and taxing the car and will reimburse the Executive, upon the production of such satisfactory evidence of payment or expenditure as the Company may require, for all reasonable running expenses (including fuel, lubrication, maintenance and repairs) in connection with such use so long as the fuel is for travel in the United Kingdom.

11.3 The Executive agrees to comply with the Company's car policy which may from time to time be issued by the Company concerning the use of its cars and will not take the Company car outside the United Kingdom without the prior written consent of the Transport Department.

12. TERMINATION

12.1 The Appointment will continue until the Company gives the Executive not less than twelve months' written notice to terminate it or he gives the Company not less than six months' such notice.

12.2 The Company may, notwithstanding any other provision of this Agreement and irrespective of whether the grounds for termination arose before or after the Appointment began, at any time by notice in writing to the Executive, terminate the Appointment with immediate effect:

(a) if a petition is presented or any order is made or any notice is issued convening a meeting for the purpose of passing a resolution for his bankruptcy or he becomes bankrupt or makes any composition or enters into any deed of arrangement with his creditors generally;

(b) if he is prohibited by law from being a director or taking part in the management of the Group or ceases to be a director of the Company without the consent of the Board;

(c) if he is convicted of

(i) a criminal offence other than one which in the opinion of the Board does not affect his position as an employee of the

Company, bearing in mind the nature of his duties and the capacity in which he is employed; or

(ii) an offence relating to insider dealing;

(d) if he is guilty of any serious default or misconduct in connection with or affecting the business of the Group;

(e) if he commits any serious or repeated breach of his obligations under this Agreement or is guilty of serious neglect or negligence in the performance of his duties;

(f) if he behaves in a manner (whether on or off duty) which is likely to bring the Group into disrepute or prejudice its interests or which seriously impairs his ability to perform his duties.

12.3 Notwithstanding any other provision of this Agreement, the Appointment will automatically cease without any notice being given on the Executive's 60th birthday, which is the Company's normal retirement age.

12.4 If the Company wishes to terminate the employment of the Executive or if the Executive wishes to leave the employment of the Company in either case before the expiry of the period of notice specified in Clause 12.1 and whether or not notice has been given under that Clause, the Company may require the Executive:

(a) to perform duties not within his normal duties or to undertake special projects; or

(b) not to attend for work for all or any part of the period of notice (if notice has been given) or (if notice has not been given) for a period equivalent to the outstanding period under Clause 12.1 but to remain available for work. For so long as the Executive is not required to work during such period, he will remain an employee of the Company. He will continue to receive his Salary and other contractual entitlements except for any bonus under Clause 5.3 (*Salary and Bonus*) and will continue to be bound by all the terms of this

Agreement. He will not directly or indirectly work for any person, communicate with any business contacts of the Group or for business purposes have contact with any employee of the Group without the prior written agreement of the Board. If the Executive is not required to attend for work under this Clause the Company will be entitled to offset any outstanding accrued holiday due to the Executive for each day of non-attendance.

13. OBLIGATIONS RELATING TO TERMINATION

13.1 Upon the Termination of the Appointment or, in the case of Sub-clauses 13.1(c) upon the exercise by the Company of its right under Clause 12.4 (*Termination*), the Executive will:-

(a) return to the Company the car provided to him pursuant to Clause 10 (*Company car/Car allowance*) and all keys and will not retain them in connection with any claim for compensation which he may have;

(b) return to the Company any credit cards supplied to him by it;

(c) hand over to the Company all property belonging to any member of the Group or relating to its business which may be in his possession or under his control, and without him or anyone on his behalf keeping copies of any reproduceable items or extracts from them and without having downloaded any information stored on any computer storage medium.

13.2 Upon the Termination of the Appointment or (if earlier) upon either party giving notice under Clause 12 (*Termination*) and the Company exercising its rights under Clause 12.4 (*Termination*), the Executive will resign at the request of the Company, without claim for compensation, from all offices held by him in the Group and from all trusteeships held by him of any pension scheme or other trusts established by the Company or any Associated Company. Should he fail to do so the Board is irrevocably authorised to appoint a person in his name and on his behalf to sign any documents and take such other steps as are necessary to give effect to such

resignations. Such resignations will be given and accepted without prejudice to any claims which the Company and the Executive may have arising out of or in connection with the Appointment and its Termination.

13.3 Upon the Termination of the Appointment, the Executive will have no rights as a result of this Agreement or any alleged breach of this Agreement to any compensation under or in respect of any share options or long term incentive plans in which he may participate or have received grants or allocations at or before the date the Appointment terminates. Any rights which he may have under such schemes will be exclusively governed by the rules of such schemes.

14. STATEMENTS AND FURTHER ASSISTANCE

After the Termination of the Appointment the Executive:

(a) will not at any time make any adverse, untrue or misleading statement about any member of the Group or its officers or employees or represent himself as being employed by or connected with any such company; and

(b) will co-operate with any member of the Group for whom he performed duties by providing such reasonable assistance as may be required in connection with any matters, where it considers that the Executive has knowledge or information which is relevant to such matter. The provision of such assistance may include attending meetings, giving and signing statements and attending hearings. The Company will reimburse the Executive for his reasonable out of pocket expenses incurred in providing such assistance.

15. DATA PROTECTION

15.1 For the purpose of the Data Protection Act 1998, the Executive, by signing this Agreement, consents to the processing (including the collection, retention, use, and disclosure) (both electronically and manually) by the Company or any Associated Company (or a company appointed by them for

such purposes) of the Executive's Personal Data for the purposes relating to his employment and the operation, management, security and administration of the business of the Company or any Associated Company in accordance with the Company's non-contractual data protection policy. Copies of the policy and procedures are available on the Company intranet or from the Human Resources Department.

15.2 The Executive also consents to the transferring of the Executive's Personal Data to a country or territory outside the European Economic Area for any of the above purposes.

16. USE AND MONITORING OF EQUIPMENT

16.1 The Executive will not use any computer hardware or software or any other technical equipment or systems owned, licensed or rented:

(a) by the Company for any purpose other than to carry out his proper duties; or

(b) by him or any person other than the Company for any purpose connected with the carrying out of his proper duties.

16.2 The Executive agrees that the Group may monitor, intercept or record his use of office equipment, including but not limited to: email, the internet, his telephone and any mobile phone issued to the Executive by the Company.

17. CONFIDENTIALITY, INTELLECTUAL PROPERTY RIGHTS AND RESTRICTIVE COVENANTS

The Executive agrees to be bound by the provisions of Schedule 1 (*Confidentiality, Intellectual property rights and Restrictive covenants*).

18. CONTINUING OBLIGATIONS

The Termination of the Appointment will not affect the rights or remedies of either party against the other in respect of any prior breach of any of its provisions or the continuing obligations of either the Executive or the

Company under any provision of this Agreement expressed to have effect after the Appointment has terminated.

19. CORPORATE RECONSTRUCTION

19.1 If the Appointment terminates

(a) by reason of the liquidation of the Company for the purposes of amalgamation or reconstruction; or

(b) as part of any arrangement for the amalgamation of the undertaking of the Company not involving liquidation; or

(c) as part of any arrangement for the transfer of the whole or part of the undertaking of the Company to an Associated Company

and the Executive is offered employment of a similar nature with any person resulting from such amalgamation or reconstruction or with any person with which the undertaking of the Company is amalgamated or with an Associated Company on terms which when taken as a whole are not less favourable to the Executive than the terms of the Appointment, the Executive will have no claim against the Company or any Associated Company in respect of the termination of the Appointment by reason of the events described in (a), (b) or (c) of this Clause.

19.2 The Company may at any time during the Appointment by written notice substitute a Group Company as the Executive's employer on the same terms, whereupon the Appointment will remain in full force and effect except that the obligations and benefits previously owed to or enjoyed by the Company will be owed to or enjoyed by that Group Company and accordingly references to the Company will thereafter be deemed to be references to that Group Company.

20. THIRD PARTIES

20.1 This Agreement is entered into by the Company for itself and in trust for each Associated Company with the intention that each company will be entitled to enforce the terms of this Agreement directly against the Executive.

20.2 The Contracts (Rights of Third Parties) Act 1999 will not create any rights in favour of the Executive in relation to the benefits granted now or at any time in connection with his employment.

21. ADDITIONAL TERMS

The terms set out in Schedule 2 (*Additional terms*) are added in compliance with the requirements of the Employment Rights Act 1996.

22. NOTICES

22.1 All notices and other communications relating to the Appointment will take effect if delivered, upon delivery; if posted, at the earlier of the time of delivery and (if posted in the United Kingdom by first class post) 10.00 am on the second business day after posting; or if sent by facsimile, when a complete and legible copy of the communication has been received. Any communications posted to the Executive should be sent to his last known domestic address or his last known home fax number. Any communications posted to the Company should be sent to the Company's head office, for the attention of the Company Secretary.

23. MISCELLANEOUS

23.1 This Agreement operates in substitution for and wholly replaces with effect from the Effective Date all terms previously agreed between the Company and the Executive which will be deemed to have been terminated by mutual consent.

23.2 This Agreement constitutes the entire agreement and understanding between the parties. No collective agreement or any redundancy scheme which the Company may have will apply to the Appointment. The Company

will have no liability or remedy in tort in respect of any representation, warranty or other statement (other than those contained in this Agreement) being false, inaccurate or incomplete unless it was made fraudulently. The Executive acknowledges that he is not entering into this Agreement in reliance on any representation, warranty or undertaking which is not contained in this Agreement.

23.3 In the event of any conflict between this Agreement and the Company Handbook, the terms of this Agreement will prevail.

23.4 No variation or addition to this Agreement and no waiver of any provision of it will be valid unless in writing and signed by or on behalf of both parties.

23.5 This Agreement will be construed in accordance with English law and the parties irrevocably submit to the exclusive jurisdiction of the English Courts to settle any disputes which may arise in connection with this Agreement.

EXECUTION:

The parties have shown their acceptance of the terms of this Agreement by executing it after the Schedules.

SCHEDULE 1

1. CONFIDENTIALITY

1.1 The Executive acknowledges that during the Appointment he will have access to and will be entrusted with confidential information and trade secrets relating to the business of the Group. This includes but is not limited to information and secrets relating to:

(a) corporate and marketing strategy, business development and plans, maturing business opportunities, sales reports and research results;

(b) business methods and processes for retailing consumer goods, operating procedures and computer based systems and programmes, technical information and know-how relating to the Group's business and which is not in the public domain, including inventions, designs, programs, techniques, database systems, formulae and ideas;

(c) business contacts, lists of customers and suppliers and details of contracts with them and their current or future requirements;

(d) information on employees, including their particular skills and areas of expertise and their terms of employment;

(e) stock levels, sales, expenditure levels and pricing policies;

(f) budgets, management accounts, trading statements and other financial reports;

(g) unpublished price sensitive information relating to shares or securities listed or dealt in on any recognized stock exchange;

(h) any document marked "confidential" or any information not in the public domain; and

(i) any documents falling within the relevant definition contained in the Company data classification code which is available from the Company Secretary.

1.2 The Executive will not during the Appointment (otherwise than in the proper performance of his duties and then only to those who need to know such information or secrets) or thereafter (except with the prior written consent of the Board or as required by law):

(a) divulge or communicate to any person (including any representative of the press or broadcasting or other media);

(b) cause or facilitate any unauthorised disclosure through any failure by him to exercise all due care and diligence of; or

(c) make use (other than for the benefit of the Group) of

any confidential information or trade secrets relating to the business of the Group which may have come to his knowledge during his employment with the Company or in respect of which the Group may be bound by an obligation of confidence to any third party. The Executive will also use his best endeavours to prevent the publication or disclosure of any such information or secrets. These restrictions will not apply after the Appointment has terminated to information which has become available to the public generally, otherwise than through unauthorised disclosure.

1.3 All notes, memoranda, and other records (however stored) made by the Executive during the Appointment and which relate to the business of the Group will belong to the relevant member of the Group and will promptly be handed over to the Company (or as the Company directs) from time to time on request and at the end of the Appointment, without copies being kept by the Executive or anyone else on his behalf.

2. INTELLECTUAL PROPERTY RIGHTS

2.1 For the purpose of this Paragraph 2:

(a) **"Intellectual Property"** means all present and future intellectual property, including patents, utility models, trade and service marks, trade names, domain names, rights in designs, copyrights, moral rights, topography rights, rights in databases, trade secrets and know-

how, in all cases whether or not registered or registerable and including registrations and applications for registration of any of these and rights to apply for the same, rights to receive equitable remuneration in respect of any of these and all rights and forms of protection of a similar nature or having equivalent or similar effect to any of these anywhere in the world, in each case for the full term thereof including all renewals and extensions;

(b) **"Executive Intellectual Property"** means all Intellectual Property and all works in which Intellectual Property rights subsist or may subsist and any related materials which the Executive alone or with one or more others makes, originates or develops during the period of his employment with the Company (whether or not made, originated or developed during normal working hours) and which affect or relate to the business of the Group or are capable of being used or adapted for use in it;

(c) **"Executive Invention"** means all inventions (which term bears the same meaning as in the Patents Act 1977) which the Executive alone or with one or more others may make, originate or develop during the period of his employment with the Company (whether or not made, originated or developed during normal working hours) and which affect or relate to the business of the Group or are capable of being used or adapted for use in it.

2.2 Any Executive Intellectual Property and any Executive Inventions will be notified and disclosed by the Executive to the Company in an appropriate manner as soon as it comes into existence.

2.3 Save as provided by law and in particular as provided by the Patents Act 1977, any Executive Inventions or Executive Intellectual Property will belong to the Company or the relevant member of the Group. Insofar as permissible by law the Executive hereby assigns to the Company or the relevant member of the Group absolutely with full title guarantee and free from all encumbrances (by way of present assignment of all future rights) all

rights in Executive Inventions and Executive Intellectual Property. Any Executive Inventions or Executive Intellectual Property which do not belong and cannot be assigned to the Company or the relevant member of the Group in accordance with this Paragraph 2.3 will insofar as permissible by law be held on trust by the Executive for the benefit of the Company (or relevant member of the Group) until the same are vested absolutely in the Company (or relevant member of the Group).

2.4 The Executive acknowledges for the purpose of s39 Patents Act 1977 that, because of the nature of his duties and the particular responsibilities arising from those duties, his employment with the Company carries with it a special obligation to further the interests of the Company and other members of the Group.

2.5 The Executive undertakes that, at the Company's expense and upon request (whether during or after the termination of the Appointment), he will execute such documents, make such applications, give such assistance and do such acts and things as may be necessary to enable the Company or relevant member of the Group to enjoy the full benefit of this Paragraph 2. This will include the giving of assistance or advice (including giving evidence if so required) in connection with:

(a) the prosecution of any applications for the registration of;

(b) any proceedings brought to prevent the infringement of; and/or

(c) any proceedings concerning or affecting the validity of,

any Executive Intellectual Property.

2.6 Should the Executive fail to comply with a request under Paragraph 2.5 the Board is irrevocably authorised to appoint some person in his name and on his behalf to sign any documents and take such other steps as are necessary to give effect to this Paragraph 2.

2.7 Immediately upon the termination of the Appointment or earlier at the Company's request, the Executive will deliver up to the Company all Executive Intellectual Property and Executive Inventions in the Executive's possession, custody or power in which the Company or relevant member of the Group has rights by virtue of Paragraph 2.3 above.

2.8 The Executive irrevocably waives all moral rights which he might otherwise have or be deemed to have under Chapter IV Copyright, Designs and Patents Act 1988 or under any other similar law anywhere in the world.

2.9 Save as provided by law and set out herein, the Executive has no rights to additional remuneration or compensation in respect of any Executive Intellectual Property or Executive Invention.

3. RESTRICTIVE COVENANTS

3.1 Without prejudice to Clause 3 (*Duties*), during the Appointment and in the case of each of the Sub-paragraphs (a) to (d) for the periods set out at the start of each Sub-paragraph after the Termination of the Appointment less (in the case of sub-paragraph (a) and (b) any period during which the Executive is not required to attend for work pursuant to Clause 12.4 (*Termination*) he will not (except with prior written consent of the Board) directly or indirectly do or attempt to do any of the following:

(a) for twelve months undertake, carry on or be employed or engaged in any capacity by a Competitor within the Territory;

(b) for twelve months undertake, carry on or be employed, engaged or interested in any capacity in either any other business which is competitive with or similar to a Relevant Business within the Territory, or any business an objective or anticipated result of which is to compete with a Relevant Business within the Territory;

(c) for twelve months stop or inhibit a Supplier from supplying, interfering with the supply of or affecting the terms on which it will supply goods or

services to the Company or an Associated Company for the purpose of a Relevant Business;

(d) for twelve months (i) entice, induce or encourage an Employee to leave or seek to leave his or her position with the Company or any Associated Company; or (ii) work with an Employee, in either case for the purpose of being involved in or concerned with either a Competitor, or the supply of Competitive Services or a business which competes with or is similar to a Relevant Business or which plans to compete with a Relevant Business, regardless of whether or not that Employee acts in breach of his or her contract of employment with the Company or any Associated Company by so doing and regardless of whether the Relevant Business is within or outside the Territory.

Nothing in Paragraph 3.1(a) and (b) will prevent the Executive after the Termination of the Appointment from:

(i) holding or being interested in bona fide investments representing not more than three per cent of any class of shares or securities in any company listed or dealt in on any recognised stock exchange; or

(ii) being employed or engaged in a business or activities for that business which would not require him directly or indirectly:

(a) to disclose or use confidential or sensitive information belonging to the Group or relating to any of its businesses of which the Executive was in possession at the end of the Relevant Period; or

(b) to deal with products with which he had no involvement or dealings during the Relevant Period.

Nothing in Paragraph 3.1(d)(ii) will prevent the Executive from working with an Employee whilst actively performing his duties on behalf of the Group during the Appointment.

3.2 For the purpose of this Paragraph 3:

(a) **"Competitor"** means the agency catalogue, financial services or retailing businesses of Kingfisher Plc (including B&Q), Woolworths Group Plc, Wal-Mart Stores Inc (including Asda), Dixons Group Plc, Kesa Electricals Plc (including Comet), W H Smith Plc, J Sainsbury Plc and MFI Furniture Plc. The Company reserves the right to vary this list from time to time and will notify the Executive of any changes to it. If, however the change occurs at the same time as an increase in Salary, that change will be in consideration for such increase.

(b) **"Competitive Services"** means goods or services identical or similar to or competitive with those which during or at the expiry of the Relevant Period the Company or any Associated Company was supplying or negotiating or actively and directly seeking to supply to any Customer for the purpose of a Relevant Business.

(c) **"Employee"** means a person who:

(i) is employed by or who renders services to the Company or any Associated Company in a Relevant Business in a managerial or marketing or sales or distribution or senior capacity; or

(ii) has responsibility for customers or suppliers of the Company or any Associated Company or influence over them; or

(iii) is in possession of confidential or sensitive information about the Group's business;

and who in any such case was so employed and so rendered services during the Relevant Period and who:

(i) had dealings with the Executive during the Relevant Period; or

(ii) about whom at the end of the Relevant Period the Executive had confidential or sensitive information by virtue of the Executive's duties.

(d) **"Relevant Business"** means any other business of the Company or any Associated Company in which, pursuant to his duties, the Executive was materially involved at any time during the Relevant Period.

(e) **"Relevant Period"** means:

(i) the period of the Appointment, in relation to the Executive's actions during the Appointment; and

(ii) the period of twelve months ending on the last day of the Appointment or the period of the Appointment if shorter than twelve months, in relation to the Executive's actions following the end of the Appointment.

(f) **"Supplier"** means a person:

(i) who is at the expiry of the Relevant Period or who was at any time during the Relevant Period a supplier of goods or services on exclusive terms to the Company or any Associated Company (whether or not goods or services were actually provided during such period) or to whom at the expiry of the Relevant Period the Company or any Associated Company was actively and directly receiving goods or supplies, in either case for the purpose of a Relevant Business; and

(ii) with whom the Executive or an Employee in a Relevant Business reporting directly to him had dealings at any time during the Relevant Period and/or for whom the Executive was responsible and/or about whom he was in possession of confidential and sensitive information, in any such case in the performance of his or their duties to the Company or any Associated Company.

(g) **"Territory"** means England, Wales, Scotland and/or Northern Ireland and any other country or state in which the Company or any

Associated Company is operating or planning to operate at the expiry of the Relevant Period. A business will be operating within the Territory if either any such business in which the Executive is to be involved is located or to be located within the Territory or it is conducted or promoted wholly or partly within the Territory;

3.3 The Executive will qualify for a Full Payment during each month of the Payment Period as defined in 3.9 below. Subject to the Executive:

(a) sending a letter in the form attached to this Agreement (Form A) in respect of that Month's Payment Period;

(b) having complied fully with the covenants under Schedule 1, paragraph 3.1 at all times during the Payment Period (and not solely for that Monthly Payment Period);

In addition the Company must not:

(c) have any good reason to doubt the veracity of the letter; or

(d) have served notice waiving paragraph 3.1(a), either on the Termination Date of the Appointment or any subsequent date.

3.4 Alternatively, the Executive may qualify for a Partial Payment during each month of the Payment Period. In order to qualify for a Partial Payment the Executive must:

(a) send a letter in the form attached to this Agreement (Form B)) in respect of that Month's Payment Period;

(b) have complied fully with the covenants in Schedule 1, paragraph 3.1 at all times during the Payment Period (and not solely for that Monthly Payment Period);

In addition the Company must not:

(c) have any good reason to doubt the veracity of letter; or

(d) have served notice waiving paragraph 3.1(a), either on the Termination Date of the Appointment or any subsequent date.

3.5 A Full Payment shall be a sum equivalent to one months basic salary and benefits package. This shall be calculated on the Executive's salary as at the date of leaving. No account shall be taken of any share options granted either by the Company prior to the Executive's departure or to any share options granted by any future employer. The parties agree that any difference of view as to the calculation of any Full or Partial Payment shall not affect the Company's right to enforce the restrictive covenants in Paragraph 3.1, unless the Company is acting in bad faith in its evaluation of the Full or Partial Payment due.

3.6 A Partial Payment shall be equivalent to the difference between the Executive's monthly salary and benefits package as at the date of leaving, less his monthly salary and benefits package for the Monthly Payment Period in question but may not exceed a Full Payment. It shall be for the Company to evaluate the relative values of the Company's salary and benefits package and the Executive's salary and benefits package in his new work. The Company's decision on such evaluation will be final. No account shall be taken of any share options granted either by the Company prior to the Executive's departure or to any share options granted by any future employer. The parties agree that any difference of view as to the calculation of any Full or Partial Payment shall not affect the Company's right to enforce the restrictive covenants in Paragraph 3.1, unless the Company is acting in bad faith in its evaluation of the Full or Partial Payment due.

3.7 If the Company serves written notice on the Executive that it is waiving paragraph 3.1(a) either on the Termination Date or at any stage thereafter, then the Executive will cease to be entitled to any payment pursuant to this paragraph from the date the notice takes effect.

3.8 The Full Payment or the Partial Payment (as appropriate) will be paid by the Company within one week of receiving a Form A or Form B, unless the Company has good reason to doubt the veracity of the letter.

3.9 The Payment Period will consist of six monthly periods, commencing on the first day after the Appointment has ended. In order to qualify for payment for a particular Payment Period a Form A or Form B must be received after the end of the Payment Period and within 30 days of the ending of that period.

3.10 The Company shall deduct from the payments made any tax and employer and employee national insurance contributions (if any) which it is required to deduct by law and shall account for the net payment to the Executive.

3.11 The Executive acknowledges that any payment made to him by the Company will be in reliance on the letters sent to the Company by him. If subsequently it transpires that the letters were not completely fair and accurate or it transpires that the Executive has not fully observed in all respects his obligations in paragraph 3.1 the Company will, without prejudice to any other rights whatsoever which it has against the Executive, be entitled to the recovery of the money paid to him pursuant to this paragraph and to forfeit any further Full or Partial Payments. For the avoidance of any doubt the restrictive covenants contained in this paragraph 3 will remain fully enforceable and operative against the Executive, regardless of any enforcement action taken by the Company in respect of a prior period, or of any decision by the Company to seek the return of monies which it has already paid, pursuant to this paragraph 3 or to forfeit the payment of any further monies for any subsequent period.

3.12 The Executive agrees to indemnify and keep indemnified the Company against any tax or national insurance contributions or any other costs, charges, penalties or interest which the Company is required to pay as a result of this payment.

3.13 Each Sub-paragraph and part of such Sub-paragraph of this Paragraph 3 constitutes an entirely separate and independent restriction and does not operate to limit any other obligation owed by the Executive, whether that obligation is express or implied by law. If any restriction is held to be invalid or unenforceable by a court of competent jurisdiction, it is intended and understood by the parties that such invalidity or unenforceability will not affect the remaining restrictions.

3.14 The Executive acknowledges that each of the restrictions in this Paragraph 3 goes no further than is necessary for the protection of the Company's and each Associated Company's legitimate business interests.

3.15 Before accepting any offer of employment either during the Appointment or during the continuance of the restrictions in this Paragraph 3, the Executive will immediately provide to the person making such offer a complete signed copy of this Agreement.

SCHEDULE 2

ADDITIONAL TERMS

1. The following terms of the Appointment apply on the date of the Agreement to which this is a Schedule.

   (a) The Executive's period of continuous employment began on 22 November 2001.

   (b) The Executive has no normal working hours but is required to work during normal business hours and such other hours as may be reasonably necessary for the proper performance of his duties for the Group. The Executive agrees that the duration of his working time is not measured or pre-determined and can be determined by him in a manner consistent with the Appointment.

   (c) For statutory sick pay purposes, the Executive's qualifying days are Monday to Friday.

2. The following information is supplied pursuant to the Employment Rights Act 1996 and reflects the Company's current practice.

   (a) The Company's non-contractual disciplinary procedure applies to this employment and is available from the HR Department. The Executive is expected to exhibit a high standard of propriety, integrity and efficiency in all his dealings with and in the name of the Company and the Group and may be suspended (with pay) or required to take any accrued holiday entitlement during any investigation which it may be necessary for the Company to undertake.

   (b) If the Executive is dissatisfied with any disciplinary decision, he should refer such decision to Board, whose decision will be final and binding.

   (c) If the Executive has any grievance relating to the Appointment or matters where he considers the Company or any other member of the Group is failing to comply fully with its legal obligations, he should refer such grievance to the Chief Executive (or the Board if the Chief

Executive was previously involved) and the reference will be dealt with by him; should the Executive remain dissatisfied with his ruling an appeal, initially in writing, may be made to the Board whose decision will be final and binding.

(d) The Appointment is contracted out of the State Second Pension Scheme if and so long as the Executive is a member who is accruing pension under the Company's pension scheme.

FORM A

Argos Limited
[Address]

Dear [ ]

I was employed by Argos Limited ("the Company") pursuant to a contract of employment (dated [ ]) ("the Agreement"). I ceased to be employed by the Company on [leaving date]. This letter requests payment for a month when I have tried to obtain work but have been unable to do so.

Schedule 1, paragraph 3.1 of my contract of employment ("the Agreement") Agreement contained certain restrictions on my activities following the termination of the Agreement. I confirm that I have observed in all respects each and every one of the restrictions contained in Schedule 1, paragraph 3.1 since the date of the termination of the Agreement.

I confirm that in the period from **[date]** to **[date]** ("the Relevant Period") since the termination of the Agreement I have not undertaken or commenced any work, whether as an employee, consultant, adviser or in any other capacity whatsoever for any third party for which I, or anyone on my behalf, has been paid or received benefit or will receive benefit or will be paid at any stage in the future. I also confirm that I have not waived or declined to accept payment or benefit for any work where I have undertaken such work and payment has either been offered to me or where it has been made known to me that the third party in question was willing to pay or provide benefits to me in return for my work.

I hereby request the Company to make a payment to me pursuant to paragraph 3.3 of Schedule 1 the Agreement. I acknowledge that the Company will rely on this letter in determining whether to make the payment to me. I further fully acknowledge that if the Company makes the payment to me and the Company subsequently discovers that this letter is not true in any respect the Company shall be entitled to recover, on demand, the whole of the payment made to me. This right to recover money paid to me (and to forfeit any future payments under Schedule 1, paragraph 3) is without prejudice to any other rights which the Company may have, and in particular will not affect the validity of the covenants for any period before or after the date of this letter.

Yours sincerely

[ ]

FORM B

Argos Limited
[address]

Dear [ ]

I was employed by Argos Limited ("the Company") pursuant to a contract of employment (dated [ ]) ("the Agreement"). I ceased to be employed by the Company on [leaving date]. This letter requests payment for a month when I have been employed with a salary [and benefits package overall] which is less favourable than the salary [and benefits package overall] which I received whilst employed at the Company.

Schedule 1, paragraph 3.1 of the Agreement contained certain restrictions on my activities following the termination of the Agreement. I confirm that I have observed in all respects each and every one of the restrictions contained in Schedule 1, paragraph 3.1 since the date of the termination of the Agreement.

I confirm that in the period from [**date**] to [**date**] ("the Relevant Period") since the termination of the Agreement I have undertaken work for which I have been paid or received benefits or for which I will receive pay or benefits for a third party. However I specifically confirm that such work does not in any way infringe the restrictions contained in Paragraph 3.1.

The salary [and benefits] which I have received in the Relevant Period are as set out below. I confirm that I have listed the gross amounts for salary [and cash benefits] received in that period. Where I have received a non-cash benefit I have specified details of the benefit to enable the Company to attribute an appropriate financial value. I will promptly provide any further information sought by the Company to enable it to make such a valuation. I confirm that I have listed all such payments [and benefits,] regardless of whether they are matters of contractual entitlement or discretion. Any payments attributable to starting work (e.g. a signing on bonus) are listed for the month in which I started work in my new job. I confirm that I have not asked my new employer to delay or defer any payments to me or the provision of any benefits so that they are not paid to during the Relevant Period.

[Insert details of your new salary [and benefits package] here.]

I hereby request the Company to make a payment to me pursuant to paragraph 3.4 of Schedule 1 of the Agreement. I acknowledge that the Company will rely on this letter in determining whether to make the payment to me and in calculating any such payment. I further fully acknowledge that if the Company makes the payment to me and the Company subsequently discovers that this letter is not true and accurate in any respect the Company shall be entitled to recover, (and to forfeit any future payment under Schedule 1, paragraph 3) on demand, the whole of the payment made to me. This right to recover money paid to me is without prejudice

to any other rights which the Company may have and in particular will not affect the validity of the covenants for any period before or after the date of this letter.

Yours sincerely

[ ]

EXECUTION:

SIGNED by **MIKE SIBBALD**)
duly authorized for and on behalf) M R Sibbald
of ARGOS LIMITED)

SIGNED AND DELIVERED as a Deed)
by)
RICHARD ASHTON) R. S. Ashton
in the presence of:)

Witness's Signature: [signature]

Name (in capitals): LYNNE PINN

Address: 3 Brayfield House, Cold Brayfield, Olney

Occupation: Secretary

DATED 27th JULY 1999

ARGOS DISTRIBUTORS LIMITED

- and -

TERENCE DUDDY

EMPLOYMENT CONTRACT

P A I S N E R & Co
Bouverie House
154 Fleet Street
London EC4A 2DQ

Tel: 0171-353 0299
Fax: 0171-583 8621

Ref: NMR/18029.1

18029.00001 KYH0699.WPDx

INDEX

EMPLOYMENT CONTRACT dated 27th July 1999

PARTIES

(1) **ARGOS DISTRIBUTORS LIMITED** whose registered office is at 489-499 Avebury Boulevard, Saxon Gate West, Central Milton Keynes, MK9 2NW (Company Registration No. 1081551) ("**We**", "**Us**" or "**the Company**")

(2) **TERENCE DUDDY** of Langsmead, Mill Lane, Gerrards Cross, SL9 8AX ("**You**")

OPERATIVE PROVISIONS

1 **DEFINITIONS**

In this contract:-

"Associate"	means the Company's holding company, every subsidiary of the Company or its holding company and every other body corporate in which any of them holds at least 20% of the equity share capital (terms used in this definition having the meanings given them in part XXVI Companies Act 1985).
"the Board"	means the board of directors of the Company.
"the Chairman"	means the Chairman from time to time of the Company.
"ERA"	means the Employment Rights Act 1996.

References to any statute includes any modification or re-enactment of it.

2 **FREEDOM TO TAKE UP EMPLOYMENT**

You warrant to us that, by virtue of entering into this contract, you will not be in breach of any other obligation.

3 EMPLOYMENT/JOB TITLE/MOBILITY

3.1 We will employ you, and you will work for us as Chief Executive of the Company. We may change your job from time to time but only with your agreement.

3.2 While your initial place of work will be the Company's offices in Milton Keynes, you will work at and/or travel to such places (inside or outside the United Kingdom) as the Board may reasonably require from time to time. You will not be obliged to work permanently outside the United Kingdom or to relocate without your consent.

3.3 We reserve the right to loan you to any Associate to work for it full or part time or to require you to hold (during our pleasure) any office in any Associate as the Board may reasonably require from time to time whilst remaining as Chief Executive of the Company.

4 DURATION

4.1 This contract commenced on 7 September 1998 ("**the Commencement Date**").

4.2 Subject to Clause 12, this contract will continue until terminated by us on twelve months' written notice of termination to you, or by you on six months' written notice of termination to us.

4.3 If not terminated earlier, this contract will end automatically when you reach your normal retirement age of 60.

5 DUTIES

5.1 You will faithfully and diligently and to the best of your ability exercise such powers and perform such reasonable duties in relation to our business (and that of any Associates) as the Board require from time to time. You will comply with all reasonable limitations, rules and regulations the Board may notify to you from time to time.

5.2 You will comply with all reasonable directions of the Board. You will keep the Board promptly and fully informed (in writing if so requested) of your conduct of the business of the Company and any Associate and provide such explanations as the Board may require.

5.3 This contract requires you to devote the whole of your working time, attention and ability to the business of the Company and its Associates. You will not, without the prior written consent of the Board, be employed, engaged, concerned or interested in any business other than that of the Company and its Associates. But you may be or become the registered holder of not more than 3% of any class of publicly quoted securities of any company. You will not accept any public office without the prior written consent of the Board.

5.4 You will at all times endeavour to promote the interests and reputation of the Company and its Associates.

6 PAY AND BENEFITS

6.1 We will pay you a basic salary of £257,500 a year. We will pay this in equal instalments by credit transfer to your nominated bank or building society account in Great Britain on or about the last business day of each monthly pay period. Your salary is defined to include any fees receivable for holding any office in the Company or its Associates. The Board will review your salary annually on about 1 April and may in its absolute discretion increase (but not reduce) your salary by such amount, if any, as it thinks fit.

6.2.1 We intend to introduce a Long Term Incentive Plan ("**the Incentive Plan**") with effect from 1 April 1999 and subject to approval by shareholders in General Meeting of the Company's ultimate holding company. If the Incentive Plan is introduced we intend that you will become eligible to participate in it subject to the rules of the Incentive Plan from time to time.

6.2.2 You have been paid a bonus of £29,166.66 on 31 March 1999.

6.2.3 You will be eligible to participate in the Company's performance related bonus scheme on such terms as the Board may from time to time approve. With effect from 1 April the maximum annual bonus will be 50% of your basic annual salary.

6.3.1 You will be invited to join the Argos Executive Pension Scheme ("**the Scheme**") subject to the terms of its governing documentation from time to time. In addition within five months of the date of this contract, you may by notice in writing (the "**Selection Notice**") to the Company select one of the three options set out below:

(a) That you wish to join an Argos Unfunded Supplementary Scheme (the "**UURBS**"); or

(b) That you wish the Company to establish a funded unapproved retirement benefit scheme for you (the "**FURBS**") into which the Company will contribute at the rate which the actuary to the Scheme decides in his opinion (on the establishment of the FURBS) to be an appropriate contribution rate equivalent to the cost to the Company of providing the benefits referred to in Clause 6.3.4 to the extent that they are not provided by the Scheme; or

(c) That you wish to receive an annual cash sum (the "**Cash Sum**") which the actuary to the Scheme decides in his opinion would have been equal to the cost (at the date on which we receive the Selection Notice) to the Company of providing the benefits referred to in Clause 6.3.4 to the extent that they are not provided by the Scheme. The Cash Sum will be paid to you in equal monthly instalments by credit transfer to the bank or building society account nominated by you under Clause 6.1.

Provided that you will be deemed to have notified the company that you wish to receive the Cash Sum if we do not receive a Selection Notice within five months of the date of this contract.

6.3.2 Your pensionable salary under the Scheme will be subject to the permitted maximum as defined in Section 590C of the Income and Corporation Taxes Act 1998 (the "**Permitted Maximum**").

6.3.3 You will contribute to the Scheme at the rate of 5% of your basic annual salary ("**Salary**"), subject to a maximum of 15% of the Permitted Maximum. If 15% of the Permitted Maximum is less than 5% your Salary, then the Company may reduce the benefit provided for you by an amount equal in value to this contribution shortfall.

6.3.4 If you join the UURBS, we intend that the benefits which you receive from the Scheme and the UURBS (after taking full account of your retained benefits from your previous pension arrangements) will together provide benefits for you in line with those which would have applied to you if you had been a member only of the Scheme and the Permitted Maximum had not applied to you. Only your Salary will be pensionable. For the avoidance of doubt, this Clause 6.3.4 shall not apply if you request that the Company establish the FURBS for you under Clause 6.3.1(b) or if you choose to receive the Cash Sum under Clause 6.3.1(c).

6.3.5 Subject to you being accepted for cover at normal rates, the Company will arrange for additional life assurance cover of four times the amount by which your Salary exceeds the Permitted Maximum.

6.3.6 We reserve the right to vary the above terms in the event of a significant change in Government policy in respect of the Permitted Maximum. A contracting out certificate is in force in respect of the Scheme.

6.4 We will provide you with a company car in accordance with the Company's car policy. We will bear all standing and running expenses of your company car (including private petrol). You will comply with the rules set out in the Company's car policy.

6.5 You, your wife and dependent children under age 18 (or, if later, until they complete full time education) will be eligible to participate in the Company's medical expenses insurance scheme (currently underwritten by BUPA) subject to the rules or insurance policies governing that scheme from time to time.

6.6 We will reimburse you at the end of each pay period for all travelling, hotel, entertainment and other expenses reasonably incurred by you in the performance of your duties in accordance with Company guidelines and subject to receipt of your duly vouched expenses claim form. When travelling by rail on Company business, you may travel first class. When travelling by air, you should travel economy class except when a journey is scheduled to last more than four hours when you may travel business class. If we issue you with a charge or credit card, you must only use it for Company business purposes.

6.7 We will reimburse you for the payment of one subscription a year to a professional association membership which is approved by the Board from time to time. We will reimburse you for the cost of two-thirds of the telephone line rental of your principal place of residence and the cost of business calls made on that line upon production of a copy of the account.

6.8 We will assist you with relocation expenses (in line with Company policy or as agreed between you and the Board) if you move to the Milton Keynes area before 1 June 2000.

7 HOLIDAY ENTITLEMENT

7.1 Our holiday year is from 1 January to 31 December. Your annual holiday entitlement will be 29 working days in addition to the normal English bank and public holidays. Your holiday must be taken during the holiday year and you must agree your holiday dates in advance with the Board.

7.2 We do not normally allow staff to carry unused holiday entitlement forward and we do not normally pay in lieu of untaken holiday.

7.3 If you leave during a holiday year, your holiday entitlement will be calculated as 2½ days' holiday for each complete month worked in the year. If you have taken less holiday than this you will be paid in lieu. If you have taken more holiday than this, you will have to repay the excess holiday pay out of your final payment of salary. One day's holiday pay will be deemed to be 1/260th of your annual basic salary.

8 ABSENCE/ILLNESS

8.1 If you are unable to come to work for any reason and your absence has not previously been authorised you must inform the Company immediately and keep the Company informed. You must confirm the reasons for your absence in writing, or by telephone, as soon as practicable to the Chairman's office.

8.2 If you are absent from work due to illness (which throughout this contract includes mental illness or accidental injury) and comply with the requirements in this clause you will be paid statutory sick pay if you are entitled to it and Company sick pay.

8.3 Following your return to work after a period of absence due to illness of seven calendar days or less you will have to complete a self-certification form. Self-certification forms will be retained in our records.

8.4 If you are absent from work due to illness for more than seven calendar days (including weekends) you must provide us with a doctor's medical certificate by the eighth day of illness. You must provide medical certificates to us to cover any further absence.

8.5 When payable, Company sick pay will be paid for up to 52 weeks' absence due to duly certified sickness or injury. For the first 26 weeks of absence, Company sick pay will be full basic salary inclusive of statutory sick pay (but not for more than 26 weeks in total in any 36 consecutive months); and for the subsequent 26 weeks of absence Company sick pay will be half basic salary inclusive of statutory sick pay (but not for more than 26 weeks in total in any 36 consecutive months).

8.6 You agree that at any time during your employment with us, you will, at the request of the Company, submit yourself to a medical examination by a registered medical practitioner nominated by the Company. The purpose of such medical examination will be to determine whether there are any matters which might impair your ability to perform your duties under this Agreement. Accordingly you shall give such authority as is required for the Company's nominated doctor to disclose to the Company the findings which the Company

will keep confidential. The Company will bear all expenses associated with obtaining the report.

8.7 If you are absent from work due to illness for an aggregate period of 180 days in any period of 360 consecutive days then, irrespective of the provisions relating to Company sick pay, we may terminate your employment by giving you at least six months' notice in writing at any time and during that notice period we will pay you your full salary.

9 INTELLECTUAL PROPERTY

You will promptly disclose to us and keep confidential all inventions, copyright works, designs or technical know how conceived or made by you alone or with others in the course of your employment. You will hold all such intellectual property in trust for the Company and will do everything necessary or desirable at our expense to vest the intellectual property fully in the company and/or to secure patent or other appropriate forms of protection for the intellectual property. Decisions as to the protection or exploitation of any intellectual property shall be in the absolute discretion of the Company.

10 CONFIDENTIALITY

You must not at any time during (except in the course of your duties) or after your employment disclose, or make use of, your knowledge of any confidential information of the Company and any of the Associates. Confidential information includes (without limitation) all and any information about business plans, maturing new business opportunities, research and development projects, product formulae, processes, inventions, designs, discoveries or know-how, sales statistics, marketing surveys and plans, costs, profit or loss, prices and discount structures, the names, addresses and contact details of customers and potential customers or suppliers and potential suppliers (whether or not recorded in writing or on computer disk or tape) which the Company or relevant Associate reasonably regards as confidential.

11 RESTRICTIONS ON COMPETITION

11.1 For the first twelve months after the end of your employment with us (less the time period equal to any period in respect of which we apply the provisions of Clause 12.3) you will not (except with prior written consent of the Board) directly or indirectly do or attempt to do any of the following:-

- carry on or be employed, engaged or interested in any capacity (other than solely as a holder of shares as permitted by Clause 5.3) in any Relevant Business within the Territory in competition with the Company or any Associate;

- induce or encourage an Employee to leave or seek to leave his or her position with the Company or any Associate for the purpose of being involved in or concerned with a Relevant Business (regardless of whether or not that Employee acts in breach of his or her contract of employment with the Company or any Associate by so doing and regardless of whether the Relevant Business is within or outside the Territory).

11.2 For the purpose of this Clause 11:-

11.2.1 "**Relevant Business** " means:-

- any business of showroom catalogue retailing (including the business of the Index subsidiary of the Littlewoods group of companies); or

- any business which at the time your employment ends is planning to operate showroom catalogue retailing in the Territory.

11.2.2 "**Territory**" means England, Wales, Scotland and/or Northern Ireland and any other country or state in which the Company or any Associate is operating or planning to operate at the expiry of the Relevant Period. A business will be within the Territory if any such business in which you are to be involved is either located or is to be located within the Territory or is conducted or is to be conducted wholly or partly within the Territory;

11.2.3 "**Employee**" means a person who is employed by or who renders services to the Company or any Associate in a Relevant Business as a director, associate director or senior manager (defined at the date of this Agreement as those employees in Company Grades 3 to 5 or equivalent) and who was so employed or so rendered services during the period of twelve months ending on the last day on which you actively worked for the Company or any Associate and who had dealings with you during that period.;

11.2.4 "**Relevant Period**" means the period of twelve months ending on the last day of your employment with us or the period of your employment if shorter than twelve months.

11.3 Each of the above restrictions is separate and severable from the other. If one is unenforceable for any reason, but would be enforceable if some of its wording were deleted, it shall apply with such deletions as are necessary to make it enforceable.

12 DISMISSAL

12.1 We can dismiss you without prior notice or pay in lieu (and you will not be entitled to compensation or damages) if you:-

12.1.1 commit any act of gross misconduct or gross incompetence or other repudiatory breach of contract;

12.1.2 without reasonable excuse and after prior written warning, repeat or continue any breach of contract (not falling within 12.1.1 above);

12.1.3 commit such misconduct outside work, or fall into such disrepute, that in the opinion of the Board your continued employment will materially prejudice the interests of the Company or any Associate;

12.1.4 are convicted of any criminal offence other than road traffic offenses for which no sentence of imprisonment immediate or suspended is imposed;

12.1.5 resign (otherwise than at our request) any office you hold in the Company or its Associates or by virtue of your employment;

12.1.6 become bankrupt, apply for or have a receiving order made against you or enter into any voluntary arrangement with your creditors; or

12.1.7 have an order made against you disqualifying you from acting as a company director.

12.2 We reserve the option, in our absolute discretion, to terminate your employment by paying you in lieu of notice. If you give us notice terminating your employment we reserve the option, in our absolute discretion, to pay you in lieu rather than require you to continue performing your duties. The payment in lieu shall be calculated by reference to your basic salary (at the rate payable when the option is exercised) taking into account any pension contributions and benefits in kind for the duration of the notice period, but without taking into account any bonus or incentive payment of any kind. The payment shall be subject to deductions for income tax and national insurance contributions as appropriate. You will not, under any circumstances, have any right to payment in lieu unless we have exercised our option to pay in lieu by notice to you.

12.3 Once notice of termination has been given by either side, we may at any time and for any period(s) (of not more than six months in total) require you to perform duties not within your normal duties or to cease performing your job and/or exclude you from entering any of our premises. During any such period of garden leave, you will remain an employee of the Company and we will continue to pay your salary and provide all benefits provided for in this contract.

13 CESSATION OF OFFICE

At the end of your employment for whatever reason you must:-

13.1 on request resign any directorships or other offices held by you in the Company or the Associates or by virtue of your employment and transfer to the Company or as the Company may direct any shares or other securities held by you as nominee or trustee for the Company or any Associate without payment in either case. If you fail to do so within seven days of request, you hereby irrevocably authorise the Company to appoint a person in your name and on your behalf to execute any documents or do any things necessary for such purpose(s) (all of which shall be without prejudice to any claims which you might otherwise have against us); and

13.2 return all the Company's or Associate's property including the Company car and all documents, computer disks or tapes and all other tangible items in your possession or control belonging to the Company or any Associate or containing any confidential information of the Company or any Associate.

14 MISCELLANEOUS

14.1 Any notice to be given under this contract must be in writing and must either be delivered by hand or courier or sent by first class pre-paid post (or facsimile if the recipient has a facsimile number). Notices to the Company must be addressed to its registered office or sent to the company secretary's facsimile number as the case may be. Notices to you must be addressed to your last known home address or sent to your facsimile number (if any) at your last known home address as the case may be. A notice shall be deemed to have been served at the time of delivery if delivered by hand or courier, 2 clear days after the time of posting if sent by first class pre-paid post, and at the time of completion of transmission by the sender if sent by facsimile.

14.2 No omission to exercise or delay in exercising any right, power or remedy provided to the Company by law or under this contract will be a waiver of it.

14.3 No variation to this contract will be of any effect unless it is agreed in writing and signed by or on behalf of both parties. In the case of the Company no variation shall be effective unless approved by the Board.

14.4 This contract together with any documents referred to in it sets out the whole agreement between the parties relating to your employment by us.

14.5 The validity, construction and performance of this contract shall be governed by English law.

14.6 All disputes, claims or proceedings between the parties relating to the validity, construction, performance or termination of this contract shall be subject to the non-exclusive jurisdiction of the High Court of Justice in England and Wales.

14.7 Termination of this contract shall not affect any provisions which are intended to operate after termination.

14.8 We reserve the right and you agree to our deducting any debts you owe us from your salary.

15 STATUTORY PARTICULARS

The further particulars of terms of employment not contained above which must be given to you under the ERA area as follows:-

15.1 Your continuous employment began on the Commencement Date.

15.2 You do not have normal working hours but you are required to work during Company normal business hours (Monday to Friday 9.00 a.m. to 5.00 p.m.) and such other hours as may be reasonably necessary for the proper performance of your duties. You agree that the duration of your working time is not measured or pre-determined.

15.3 There are no collective agreements with trade unions which directly affect the terms and conditions of your employment.

15.4 If you have any grievance relating to your employment or if you are dissatisfied with any disciplinary decision affecting you, you should first attempt to resolve this by discussion with the Chairman. Failing satisfaction you may refer it in writing for determination by the Board

15.5 The rules and regulations established by the Company for disciplinary proceedings and other matters are specified in the Handbook, a copy of which is available for your inspection at the Company's offices in Milton Keynes. However please note that we reserve the right to proceed under sub-Clause 12.1 without prior notice, holding a hearing or inviting representations from you.

SIGNED by Lord Wolfson of Sunningdale)
duly authorised for and)
on behalf of the Company)



EXECUTED AS A DEED)
by **TERENCE DUDDY**)
in the presence of)



H.M. Paine
Bouverie House,
154 Fleet St.
London EC4.
Solicitor.

END